TECHNICAL REPORT ON THE GEOLOGY OF, AND RESULTS FROM, THE NORTHWEST MANITOBA PROJECT
Prepared for CanAlaska Uranium Ltd. By R.W. Avery, P.Geo. November, 2010 Report: NWM 2010-01

FRONTISPIECE

Photo of a biotite stockwork altered and brecciated, mineralized tonalite boulder in the Grevstad 2 target area, Northwest Manitoba property area. Note amorphous yellow “gummite” oxide/silicate and brick red hematite alteration associated with > 50,000 cps scintillometer readings.

Photo by author, October 1, 2010.

			TABLE OF CONTENTS

SUMMARY				vii

1.0	INTRODUCTION			1
	1.1		Sources of Information	1
	1.2		Scope of Involvement of the Author	1

2.0	RELIANCE ON OTHER EXPERTS			1

3.0	PROPERTY DESCRIPTION AND LOCATION			1
	3.1		Property Location	1
	3.2		Concession Descriptions and Title	3
	3.3		Annual Expenditures	3
	3.4		Permits for Exploration	5

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
	AND PHYSIOGRAPHY			6
	4.1		Accessibility and Infrastructure	6
	4.2		Climate, Vegetation and Physiography	6

5.0	HISTORY			7
	5.1		Previous Mapping	7
	5.2		Previous Exploration	8

6.0	GEOLOGICAL SETTING			10
	6.1		Regional Geological Setting	10
	6.2		Property Geology	12
		6.2.1	Archean Basement Rocks	12
		6.2.2	Paleoproterozoic Rocks	13
			6.2.2.1 Wollaston Supergroup Rocks	14
			6.2.2.2 Felsic Intrusive Rocks	16
	6.3		Structure and Metamorphism	16
	6.4		Quaternary Geology	18

7.0	DEPOSIT TYPES			19

8.0	MINERALIZATION			19

9.0	EXPLORATION			20
	9.1		Work Undertaken by CanAlaska Uranium – 2005	21
	9.2		Work Undertaken by CanAlaska Uranium – 2006	23
	9.3		Work Undertaken by CanAlaska Uranium – 2007	27

10.0	DRILLING			28

11.0	SAMPLING METHODS AND APPROACH			28
	11.1		Sampling Quality and Representativeness	28

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		30
	12.1	Sample Preparation	30
	12.2	Analytical Procedures	31
		12.2.1 Rock Samples- Total and Partial Digestion	31
		12.2.2 Lake Bottom Sediment Sampling	31
		12.2.3 Soil Sampling	32
		12.2.4 MMI Soil Sampling	33
		12.2.5 Radon Gas Emission Sampling	33

13.0	DATA VERIFICATION		34
	13.1	Laboratory Standards	34
	13.2	Uranium Assay Standards – Rock Assays	35
	13.3	Uranium Assay Standards – Soil Assays	35
	13.4	Assay Lab Duplicates	37
	13.5	Author’s Opinion on Sample Preparation, Security and Procedures	40

14.0	ADJACENT PROPERTIES		40

15.0	MINERAL PROCESSING AND METALLURGICAL TESTING		40

16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		41

17.0	OTHER RELEVANT DATA AND INFORMATION		41

18.0	INTERPRETATION AND CONCLUSIONS		41
	18.1	Summary of Exploration Results	41
		18.1.1 Calc-Silicate 3 Target Area	41
		18.1.2 Snyder 1 Target Area	43
		18.1.3 Snyder 4 Target Area	44
		18.1.4 Snyder 4 Extension Target Area	45
		18.1.5 NE Miller Lake / Snyder 2 / Snyder 5 Target Areas	45
		18.1.6 Hook Lake Zone Target Area	45
		18.1.7 Snyder 7 Target Area	46
		18.1.8 Snyder 13 Target Area	46
		18.1.9 U/Th 1 Target Area	47
		18.1.10 U/Th 2 Target Area	48
	18.2	Discussion of Exploration Results	48
	18.3	Adequacy of Data and Reliability	49

19.0	RECOMMENDATIONS		49
	19.1	Proposed Exploration of the Northwest Manitoba Property Area	50

20.0	REFERENCES		52

	Dates and Signature Page		57

	Certificate of Qualified Person		58

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

	LIST OF TABLES

Table 3.2:	List of Dispositions - Northwest Manitoba Project Area.	3
Table 5.2:	Summary of Investigations by Previous Stakeholders – Northwest Manitoba Project Area.	9
Table 13.1:	Summary of QC Sampling – Northwest Manitoba Property Rock Sample Data.	34
Table 19.0:	Summary of Proposed Exploration – Northwest Manitoba Property Area.	50
Table 19.1:	Budget for Proposed Exploration – Northwest Manitoba Property Area.	51

	LIST OF FIGURES

Figure 3.1:	Project Location Map. 1:1,500,000 scale.	2
Figure 3.2:	Project Claim Locations. 1:500,000 scale.	4
Figure 6.1:	Lithotectonic Elements of the Trans-Hudson Orogen – Hearne Craton. 1:6,660,000 scale.	11
Figure 9.1:	Northwest Manitoba Project Lake Sediment Geochemistry. 1:400,000 scale.	22
Figure 9.2.1:	Northwest Manitoba Project Airborne Survey Magnetics. 1:500,000 scale.	24
Figure 9.2.2:	Northwest Manitoba Project Airborne Survey Radiometrics. 1:500,000 scale.	25
Figure 9.2.3:	Northwest Manitoba VTEM Survey Index Map. 1:400,000 scale.	26
Figure 11.1:	Northwest Manitoba Prospecting Traverses. 1:400,000 scale.	29
Figure 13.2:	SRC Internal Standard CG515 - Uranium Grade vs. Number of Analyses.	35
Figure 13.3.1: Acme Internal Standard G1 - Uranium Grade vs. Number of Analyses.		36
Figure 13.3.2: Acme Internal Standard DS7 - Uranium Grade vs. Number of Analyses.		36
Figure 13.4.1: Scatter Plot of Acme Lab Soil Duplicate Pairs.		37
Figure 13.4.2: Scatter Plot of Acme and SRC Lab Rock Duplicate Pairs.		38
Figure 13.4.3: Scatter Plot of MMI Sample Duplicate Pairs.		39
Figure 13.4.4: Scatter Plot of Lake Bottom Sediment Sample Duplicate Pairs.		40
Figure 18.1:	Northwest Manitoba Target Area Locations. 1:400,000 scale.	42

	LIST OF APPENDICES

Appendix 1:	Northwest Manitoba Project – Claims Status

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Geology and Results of the Northwest Manitoba Project

v

LIST OF MAPS

Map 1:	Northwest Manitoba Project Property Geology. 1:80,000 scale.
Map 2:	Calc-Silicate 3, Snyder 1 Target Areas. 1:4,000 scale.
Map 3:	Hook Lake – Snyder 4 - Island Zone Target Areas. 1:15,000 scale.
Map 4:	Snyder 4 (East) and Phoenix Showing Target Areas. 1:2,500 scale.
Map 5:	Snyder 4 Extension Target Area. 1:5,000 scale.
Map 6:	Synder 2 (South) / NE Miller Lake Target Areas. 1:10,000 scale.
Map 7:	Snyder 2 (North) Target Area. 1:10,000 scale.
Map 8:	Hook Lake (South) Target Area. 1:3,500 scale.
Map 9:	Hook Lake (West) Target Area. 1:2,000 scale.
Map 10:	Hook Lake (North) - Snyder 7 South Target Areas. 1:10,000 scale.
Map 11:	Snyder 13 (North) and VD Mag 1 Target Areas. 1:15,000 scale.
Map 12:	Snyder 13 (Northeast) Target Area. 1:20,000 scale.
Map 13:	Snyder 13 (South) Target Area. 1:20,000 scale.
Map 14:	U_Th_1 (South) Target Area. 1:15,000 scale.
Map 15:	U_Th_1 (North) Target Area. 1:15,000 scale.
Map 16:	U_Th_1 (West) Target Area. 1:5,000 scale.
Map 17:	U_Th_1 (East) Target Area. 1:5,000 scale.
Map 18:	U_Th_2 Target Area. 1:20,000 scale.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

SUMMARY

This report provides a technical review of the geology and exploration results undertaken by CanAlaska Uranium Ltd. (“CanAlaska”) on its wholly owned Northwest Manitoba property. The report was prepared for CanAlaska to provide a summary of the geology of the region and the results of exploration on the property to allow filing of a current Form 43-101 F1 technical report in accordance with National Instrument 43-101 (“N.I. 43-101”). This report documents the results of exploration up to December 31, 2009, and is current to the present date.

The Northwest Manitoba project area has seen limited past exploration activity and is a grassroots exploration project engaged in the search for economic source(s) of uranium mineralization in northwestern Manitoba.

The Northwest Manitoba property is centred approximately 275 kilometres north-northwest of the town of Lynn Lake, Manitoba and 60 km north of the First Nations community of Lac Brochet, Manitoba. The property is best accessed via fixed wing air charter from Points North, Saskatchewan which is road accessible from La Ronge and is linked to southern Saskatchewan via daily scheduled airline flights.

There are no existing uranium mines near the project area, the nearest mine being Cameco Corporation’s Rabbit Lake Mine and mill complex, 150 kilometres southwest along strike of the geological trend.

Exploration Chronology

There is little record of any extensive work in northwestern Manitoba prior to 1930, although track surveys had been made through adjacent areas as early as the end of the 19th century.

During the initial uranium exploration boom in the Athabasca Basin during the 1960’s and 1970’s, the northeastern extension of the Wollaston Domain in Manitoba was the focus of limited sustained exploration. Several companies were active in the area, with prospecting, geological mapping, airborne and ground geophysical surveys, soil and radon geochemical surveys, lake water and lake bottom sediment sampling undertaken. The majority of the exploration took place in the Miller Lake, Hook Lake and Snyder Lake areas, with very limited diamond drilling subsequently undertaken.

In 2005, CanAlaska Uranium began systematic exploration on its three mineral exploration licences in Manitoba (MEL’s 166B, 236B, 247B: 143,603 ha) undertaking both regional (lake bottom sampling) as well as prospect specific geochemical surveys: C-horizon soil sampling, MMI soil sampling, radon gas emission sampling in addition to prospecting, geological mapping and outcrop stripping activities.

Airborne surveys were undertaken in the project area during 2006. A property-wide fixed wing combined mag-VLF-gamma ray spectrometer survey (8,424 line-km) was intended to collect magnetic, conductive and radiometric data to guide geological mapping and identify faults, shear zones and alteration zones for follow-up prospecting. A second airborne survey consisted of a helicopter-borne time domain/VTEM electromagnetic survey (1,676 line-km) which mapped conductive trends at depth in four separate areas where mapping and prospecting had defined favorable indications of bedrock hosted uranium mineralization.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

In its exploration on the Northwest Manitoba property (2005-2007), CanAlaska has adhered to established protocols regarding sampling quality assurance/quality control and data validation which fall within industry standards. Geochemical samples (rock, soil, lake bottom sediments) were analyzed for uranium and other elements at the Saskatchewan Research Council Geoanalytical Laboratories and at Acme Analytical Labs, both of which are ISO/IEC accredited facilities. In the opinion of the author, the acquisition, analysis and interpretation of the data by CanAlaska has been completed to industry standards, and is reliable.

Regional Geology and Uranium Mineralization Characteristics

The Northwest Manitoba project lies primarily within the Wollaston Domain adjacent to the southeast margin of the Hearne Craton. The northwest corner of the project area straddles the adjacent Mudjatik Domain to the northwest.

The structure of the Wollaston Domain is dominated by an intense northeast trending fabric related to the ca. 1.84 to 1.77 Ga Trans-Hudson Orogen which deformed both the Archean granitoid basement rocks as well Paleoproterozoic Wollaston Supergroup rocks in a series of tight to isoclinally folded antiforms and synforms.

Wollaston Supergroup rocks in the project area are mapped to occupy elongated dome and basin structures, whereas late stage granitic intrusions tend to abruptly truncate the supracrustal rocks and locally contain large xenolithic rafts of adjacent country rock. Where exposed, Archean rocks typically form linear structural domes which protrude through the younger Paleoproterozoic cover rocks. Although an unconformable relation is inherent, the contact between the two is typically highly strained suggesting a basement-cover décollement.

Uranium mineralization in the Northwest Manitoba property area is present in no less than four distinct settings:

• prospects where mineralization is associated with calc-silicate and leucocratic tonalitic and monzonitic rocks with limited alteration;

• targets where mineralization is associated with pegmatitic tonalite and pelite;

• targets where uranium mineralization is associated with arkosic gneiss; and,

• targets associated with amphibolite, pelite and leucocratic granites.

A strong correlation is also noted between uranium mineralization and Aphebian age leucocratic granites (monzanite/tonalite) characterized by moderate to high U/Th ratios of 3 or greater.

Recommendations and Future Activities

Of the 1,837 rock samples submitted for assay from the Northwest Manitoba property to date, 30% returned values greater than 0.20% U308, with individual assays of up to 66.5% U308 from uraninite pebbles in overburden, 6.49% U308 from boulders, and 0.93% U308 in outcrop. C horizon and MMI soil sampling on the property in several target areas (1,783 and 1,410 samples respectively) returned highly anomalous values of up to 118 ppm uranium and demonstrate a close correlation with Th, Y and rare earth elements.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Exploration conducted by CanAlaska Uranium Ltd. has outlined ten target areas where significant uranium mineralization has been discovered to date. Four targets in the project area are presently sufficiently far advanced to warrant diamond-drill hole testing. Six additional targets require follow-up investigations involving detailed prospecting, soil sampling, geological mapping, and/or ground geophysical surveys as needed. Continued prospecting and geological mapping is also recommended in areas characterized by high uranium values in lake sediments as well as areas where targets occupy favorable structural settings such as crosscutting or intersecting structural elements. Additional VTEM surveys would also be beneficial, especially along strike of the highly prospective Maguire Structural Zone.

Additional mapping of the surficial geology and a study of known boulder trains in the project area by Quaternary specialist is also recommended in order to trace their sources and assist in the definition of drill targets.

KEYWORDS

Northwest Manitoba property, uranium mineralization, Wollaston Domain, Mudjatik Domain, Wollaston Supergroup, Maguire Structural Zone, lake bottom sediment sampling, soil sampling, MMI sampling, radon gas emission sampling, geological mapping, prospecting, airborne geophysical surveys, petrographic studies, scanning electron microscopy.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

1.0

INTRODUCTION  (form 43-101 F1 item 4)

This report provides a technical review of the geology and exploration results undertaken by CanAlaska Uranium Ltd. (“CanAlaska”) on its wholly owned Northwest Manitoba property. The report was prepared for CanAlaska to provide a summary of the geology of the region and the results of exploration on the property to date to allow filing of a current Form 43-101 F1 technical report in accordance with National Instrument 43-101 (“N.I. 43-101”). This report documents results received up to December 31, 2009.

1.1

Sources of Information

The Northwest Manitoba project area has seen limited past exploration activity and is a grassroots exploration project engaged in the search for economic source(s) of uranium mineralization in northwestern Manitoba.

Details of historical exploration activities on the property are outlined in reports completed by CanAlaska Uranium which are summarized herein. Much of the information concerning the geology and the results of exploration on the Northwest Manitoba property were collected and interpreted by CanAlaska during ongoing exploration. Additional studies conducted during this period include petrographic and scanning electron microscopy studies by Hamilton (2006), Mysyk (2007, 2008) and McCready and Annesley (2006), and a study of the Quaternary geology of the area (Stea, 2007). The geological setting of the project area is outlined by regional mapping undertaken by Harper et al., 2003, 2005, Böhm and Anderson, 2006 and Card et al., 2006 and sources referenced therein. The results of property scale mapping are presented in MacLachlan et al., 2006b, 2007.

1.2

Scope of Involvement of the Author

The author visited the Northwest Manitoba project area in October 2010. The report is based on direct knowledge of the geology of northern Manitoba gained during the author’s involvement in mineral exploration in the region during 1989 and from 2002 to 2003. The author was also provided with full access to CanAlaska’s database and reports in its Saskatoon office from which the report is compiled.

2.0

RELIANCE ON OTHER EXPERTS (form 43-101 F1 item 5)

Additional technical information that is beyond the scope, or expertise of the author’s work is largely the work of other qualified persons, and is referred through citations and referenced quotes in the text below. Information concerning claim status, ownership, and assessment requirements which are presented in Section 3 below, in Figure 3.2 and in Table 3.2 have been provided to the author by CanAlaska Uranium, and have not been independently verified by the author. The author has no reason to doubt that the title situation is other than that which is presented herein.

3.0

 PROPERTY DESCRIPTION AND LOCATION (form 43-101 F1 item 6)

3.1

 Property Location

The Northwest Manitoba property is centred at 59°12’N latitude and 101°45’W longitude, approximately 275 kilometres north-northwest of the town of Lynn Lake, Manitoba and 60 km north of the First Nations community of Lac Brochet, Manitoba (Figure 3.1). The property

NW Manitoba Project
Miller Lake Camp
Lac Brochet
McClean Lake Mine
Midwest Deposit
Eagle Point
Collins Bay Deposit
Rabbit Lake
Cigar Lake Mine
Wollaston Lake
Wollaston Lake
Brochet
Reindeer Lake
Highway 905
Saskatchewan
Manitoba
Lynn Lake
Southend
0 12.5 25 50
Kilometres
Legend
MEL
Uranium Deposit
Community
Exploration Camp
All Weather Road
Winter Road
Lake
River
104°0'0"W
102°0'0"W
100°0'0"W
58°0'0"N
550000
600000
650000
700000
750000
6600000
6550000
6500000
6450000
6400000
6350000
6300000
6250000
CanAlaska Uranium Ltd.
NW Manitoba
Project Location
UTM NAD 83, Zone 13
NTS: 064E, F, K, L, M, N
Scale: 1: 1 500 000
Date: Nov 16, 2010
Drawn by: AS
Report: NWM2010-01
Fig No: 3.1

Figure 3.1 Project Location Map

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

spans national topographic service (NTS) mapsheets 64K/13, 64K/5, 64N/4 and 64N/5. The work area is best accessed via fixed wing air charter from Points North, Saskatchewan which is road accessible from La Ronge (approximately 460 km to the south) and is linked to southern Saskatchewan via daily scheduled airliner flights which originate from La Ronge, Prince Albert and Saskatoon.

There are no existing uranium mines near the project area, the nearest mine being Cameco Corporation’s Rabbit Lake Mine and mill complex, 150 kilometres along strike of the geological trend to the southwest.

3.2

 Concession Descriptions and Title

In its original state, the Northwest Manitoba project consisted of two mineral permits in Saskatchewan and three mineral exploration licenses in Manitoba. In 2007, the Saskatchewan mineral permits were transformed into claims and the overall size of the project was reduced to that shown in Figure 3.2.

As summarized in Table 3.2, CanAlaska’s land holdings in Manitoba consist of three contiguous mineral exploration licenses which encompass an area of 1,436 km2.

Table 3.2: List of Dispositions - Northwest Manitoba Project Area.

Mineral Exploration License Number	Claim Size (ha)	NTS Land Location	Anniversary Date	Good Standing Date	Excess Credit
MEL 166B	98,657	64K/13, 64N/4, 64K/5	Jan 4, 2005	Jan 4, 2013	$1,026,288.00
MEL 236B	20,929	64N/5	Sep 15, 2005	Sept 15, 2013	$754,905.50
MEL 247B	24,017	64N/5	Apr 21, 2006	April 21, 2014	$35,106.00
Total 143,603

Mineral exploration licenses in Manitoba are not located by physical staking of corner and boundary claim posts in the field. Owing to the large size of exploration licenses relative to mineral claims, the Manitoba Mines Branch permits map staking of Mineral Exploration Licenses (MEL’s) in the province. Appendix 1 lists co-ordinates as provided by the provincial Mines Branch for each of the three mineral exploration licenses which form CanAlaska’s land position in Manitoba.

None of the CanAlaska’s land holdings in northwestern Manitoba are subject to any royalties, back in rights or encumbrances. The author is unaware of any adverse environmental waste disposal or any other liabilities due to previous mineral exploration or mining activities in the property area.

3.3

Annual Expenditures

Annual assessment expenditures for mineral exploration licences located in Zone B in Manitoba are outlined under provisions of The Mines and Minerals Act - Mineral Disposition and Mineral Lease Regulations, 1992.

Annual assessment requirements on mineral licenses in Manitoba are calculated at the rate of $0.50 per hectare for the first year of the license, $1.00 per hectare for the second year of the

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

102°0'0"W
NWT
NW Manitoba Project
NU
AB
Athabasca Basin
MB
SK
Saskatchewan
Manitoba
Greystad Lake
Snyder Lake
MEL 236B
MEL 247B
Ouellet Lake
S-110216
S-110217
MEL 166B
Hara Lake
Burnett Lake
S-110219
S-110220
59°0'0"N
Belfie Lake
Misty Lake
Charcoal Lake
Waspison Lake
Sava Lake
Kingsley Lake
Legend
Claim
2005 Claim Boundary
Swamp
Lake
River
Contour
Kilometres
CanAlaska Uranium Ltd.
NW Manitoba
Project Claim Locations
UTM NAD 83. Zone 13
NTS: 064K, L, M, N
Scale: 1: 500 000
Fig No: 3.2
Date: Nov. 16, 2010
Drawn by: AS
Report: NWM2010-01

Figure 3.2: Northwest Manitoba Property Dispositions

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

license, $1.50 per hectare for the third year of the license, $3.00 per hectare for the fourth year of the license, and $4.00 per hectare for the fifth and final year of the license. Mineral exploration licenses have an option for renewal for an additional five year term so long as the annual work requirements for each year are met, and a statement of expenditures and a work report is submitted annually. A license can be surrendered at any time provided the work commitment for the year in which the surrender is made has been met.

Mineral leases can be converted to mineral claims in Manitoba (16-256 ha maximum size) at any time with annual assessment requirements of $12.50 per hectare for each of the second to the tenth years, and $25.00 per hectare for the eleventh year and each year thereafter. Upon conversion from a mineral exploration license to a mineral lease, physical staking of the claim boundaries is required in accordance with The Mines and Minerals Act,1992.

Total annual assessment expenditure requirements for the Northwest Manitoba property are currently $215,404.50 per year. As indicated in Table 3.2, all three exploration licenses currently have substantial excess exploration credits that reduce the overall annual expenditures required on the property.

3.4

Permits for Exploration

Permits for work authorization, timber removal, shoreland alteration and road construction as required for all mineral exploration programs in Manitoba are authorized by the provincial Department of Conservation. Work permits which are issued annually, address conditions for exploration that must be adhered to in a given work area and deals specifically with planned exploration activities. Work permits also stipulate fire prevention measures required for operating in wooded areas. Exploration in provincial parks require separate work permits for each specific phase of exploration.

The type and duration of the camp infrastructure required for exploration also dictates the type of permit required in Manitoba. Camps established for less than one year are covered by a work permit, whereas a separate permit issued by the Manitoba Department of Labour - Fire Commissioners Office is required for exploration camps on Crown land established for periods longer than one year. Any changes to the type or size of camp located at a particular site must also be updated and approved on the relevant work permit/Crown land use permit.

Airborne geophysical surveys in Manitoba, regardless of the form of mineral tenure (mineral lease, mineral disposition, open Crown land), require a notice of intent to proceed and approval from the Director of Mines.

Under the Government of Manitoba’s Provincial Policy for Crown Consultation with Aboriginal Peoples, 2007, separate arrangements must be made with the legal occupants of Crown land before any surface exploration activities are conducted. The Manitoba Department of Energy and Mines has developed guidelines and procedures which outline the Crown’s duty to consult with First Nations regarding mineral exploration and development within Aboriginal traditional lands. These guidelines establish a clear, timely, and effective process for communication, information sharing and meaningful consultation with respect to mineral exploration and development.

Following a three year period of government consultation with First Nations communities adjacent to the Northwest Manitoba project area, the Manitoba Department of Mines issued a permit to CanAlaksa in March 2010 which allows the company to undertake drillhole testing on its property.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND

PHYSIOGRAPHY ((form 43-101 F1 item 7)

4.1

Accessibility and Infrastructure

The nearest community to CanAlaska’s Northwest Manitoba property is Lac Brochet, which is located 80 km south of CanAlaska’s Miller Lake field camp (Figure 3.1). The non-treaty community of Lac Brochet is located approximately 80 km north of the First Nations reserve community of Brochet. Lac Brochet is located approximately 200 air km north of Lynn Lake Manitoba. Although internal roads exist, there are only winter roads or air links from either Brochet and Lac Brochet to the rest of the province. Gardewine North Transport service operates a bulk fuel haul into either community each winter via an ice road which originates in Lynn Lake.

Limited commercial stores and accommodation are available in Lac Brochet. Medical services are provided by a federal nursing station containing six beds which is staffed by three nurses. The nearest hospital facilities are located in Lynn Lake. The Northern Airports Authority of Manitoba Transportation operates a 3,000’ x 90’ gravel airstrip about half a mile from Lac Brochet. Two air carriers (Calm Air and Skyward Air) provide daily scheduled air service to the community from Thompson and Lynn Lake. Manitoba Hydro provides diesel service electric power to Lac Brochet via a 525 kW diesel generating station. The capacity of the electric service however is limited to 60 amps per household. Manitoba Telecom Services provides digital satellite communication service to the community.

The nearest hydroelectric development to the Northwest Manitoba property area originates in Lynn Lake which is serviced by a 138 kV transmission line from the Laurie River I and II hydroelectric development located on South Indian Lake. There is currently a tabled proposal before Manitoba Hydro to link the communities of Brochet and Lac Brochet with power from Lynn Lake.

Alternatively, hydro power is available to the project from the Island Falls-Points North transmission line in Saskatchewan which supplies power to the community of Wollaston Post, 160 km to the southwest.

There is little or no access to the Northwest Manitoba property from Saskatchewan. During CanAlaska’s exploration in the area, float equipped charter aircraft operating from Points North Landing in Saskatchewan, 190 km southwest, were used to access the project area. Most of the lakes in the region however, offer good access for both single and twin engine float or ski equipped aircraft. Helicopter access is also generally good across the area, with temporary landing sites afforded by numerous swampy areas on the property.

4.2

Climate, Vegetation and Physiography

The physiography of northwestern Manitoba is typical of that elsewhere on the Canadian Shield, comprising low rolling hills separated by abundant lakes and areas of muskeg. The project area is part of the Selwyn Upland which straddles the Manitoba-Saskatchewan provincial boundary. Padbury and Acton (1994) describe the Selwyn Upland as a gently undulating surface composed of glacial deposits, bedrock ridges, wetlands, and lakes which lies within the Hudson Bay drainage basin. Although thick glacial deposits have subdued the topography, the regional northeast-southwest trend of bedrock ridges is nonetheless apparent across the area. Relief in the area varies from a base elevation of 361 m above sea level on Fort Hall Lake (NTS 64 N/5) to a maximum elevation of 460 m above sea level northeast of Snyder Lake. The Selwyn Upland slopes gently to the northeast and merges with the adjacent Taiga Shield Ecozone (Padbury and Acton, 1994), which forms an important transition between the boreal forest and the arctic ecosystem further to the north. Forests are generally shorter and more open in the Taiga Shield Ecozone, consisting predominantly of black spruce and jack pine with a lichen understory.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

January is typically the coldest month in northwestern Manitoba, with average daily temperatures of -25°C. The movement of weather systems over the region in winter is related to the dominance of a low pressure vortex situated over the northern half of Baffin Island. During summer, this weather system weakens and retreats northward (Maxwell, 1986).

Spring is typically a short transitional period lasting from May to June, characterized by rapid lengthening hours of daylight, above freezing temperatures, and diminishing snow cover. June, July and August are the warmest months, with average daily temperatures of 12.9, 16.0 and 14.3°C when a prevailing westerly flow allows warm, moisture-laden air from the south to influence the area.

November and December are typically the months of the most extreme and highest monthly mean wind speeds, with average winds on the order of 20-25 km/hr during this period.

Yearly precipitation of 479 mm is received in roughly equal proportions as rain and snow throughout the year.

Lakes in the region are generally frozen over from October to May each year, with larger lakes in the region generally ice free by the third week of June in most years.

5.0

HISTORY (form 43-101 F1 item 8)

5.1

Previous Mapping

There is little record of any extensive mineral exploration in northwestern Manitoba prior to 1930, although track surveys had been made through adjacent areas as early as the end of the 19th century (Tyrell and Dowling, 1896).

The first documented work in the region was that of A.S. Cochrane’s track survey of what is now the Cochrane River in 1880. Several years later, Tyrell (1897), and Tyrell and Dowling (1896) canoed along the Cochrane and Thlewiaza rivers in the western part of the project area and were the first principal observers of the geology in the region. Tyrell (1897) identified the main geomorphological elements of the landscape and recorded southwest to west-southwest striae in the area.

During the period 1932-1935, the Geological Survey of Canada (GSC) was engaged in reconnaissance mapping in the region. Additional reconaissance bedrock mapping along the Seal River was conducted in 1935 by Johnston. The results of G.W. Norman’s mapping were published in summary report form accompanied by two map sheets at a scale of four miles to one inch (Norman, 1933). The adjoining country to the north was mapped by N. R. Gadd in 1950 and published as Map 1001A. Since then, the bedrock geology of northwest Manitoba has been systematically mapped by Russell (1953), Taylor (1958), Currie (1961), Davison (1962, 1963, 1968) and Fraser (1962). More detailed geological work and bedrock remapping was undertaken by the Manitoba Department of Mines by Weber et al., 1975 and Schledewitz, 1982. The geological mapping was accompanied by a GSC sponsored airborne magnetic survey in 1957 and an airborne radiometric survey covering northern Manitoba in 1976, (GSC Open File No. 318, Holman, 1976) and (GSC Open File No. 449, 1977).

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Geology and Results of the Northwest Manitoba Project

Between 1971 and 1974, the Manitoba Government conducted geological mapping in the region at a scale of 1 inch to ½ mile which was subsequently re-compiled at 1:50,000 scale (Weber et al., 1975). Prior to work by Dredge et al. (1986), there had been no systematic study of the geomorphology or glacial geology in northwestern Manitoba. Dredge mapped the Quaternary geology of a 77,000 km2 area lying between 58° and 60°N and 96° and 102°W (NTS map sheets 64 I-P) by means of airphoto interpretation augmented by ground truth mapping.

The next sustained mapping effort in the region was part of the Manitoba Geological Survey’s sponsored Far North Initiative, when 1:50,000 scale bedrock and surficial mapping was undertaken in the Kasmere and Putahow lakes area immediately north of the property area in 2006 (Matile, 2006; Böhm and Anderson, 2006). The purpose of the mapping initiative was to support mineral exploration activities in the region and to advance the limited understanding of the geology adjacent to the southeast margin of the Hearne Craton.

5.2

Previous Exploration

During the initial uranium exploration boom in the Athabasca Basin during the 1960’s and 1970’s, the northeastern extension of the Wollaston Domain in Manitoba was the focus of limited sustained exploration. Several companies were active in the area, with prospecting, geological mapping, airborne and ground geophysical surveys, soil and radon geochemical surveys, lake water and lake bottom sediment sampling undertaken. The majority of this work took place in the Miller Lake, Hook Lake and Snyder Lake areas.

In the mid-1970’s, the joint federal-provincial Uranium Reconnaissance Program (URP) was conducted as a nation-wide survey carried out by the Geological Survey of Canada, with Manitoba participating in 1975 and 1976. In northwestern Manitoba, the survey was flown on a 5 km line spacing using a high-sensitivity gamma-ray spectrometer. Lake sediment sampling with an approximate density of one sample every 13 km2, was carried out as part of a geochemical survey concurrent with the airborne geophysics.

The URP defined a broad region of higher than average uranium values throughout northern Manitoba which enclosed a central area of highly anomalous lake sediment values centred in the present day CanAlaska property area (Soonawala, 1980). Earlier on, the potential for economic uranium mineralization in the area was indicated by limited prospecting activities, followed by more extensive exploration undertaken by Denison Mines Ltd., Dynamic Petroleum Ltd. and Yukon Antimony Corp. Ltd. (Weber et al., 1975). Between Snyder Lake and Kasmere Lake, the URP survey revealed a chain of lake sediment anomalies, trains of radiometric anomalies and relatively higher ratios of uranium to thorium. The survey also indicated a complex U-Ni-Co lake sediment geochemical anomaly in the area extending from Snyder Lake to Fort Hall and Thanout lakes.

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Geology and Results of the Northwest Manitoba Project

Subsequent to the release of the URP survey, ground follow-up was carried out in and around the Northwest Manitoba project area by various mining companies, such as United Siscoe Mines Ltd. between 1976 and 1980 (Manitoba Science, Technology, Energy and Mines assessment file 93481); Zelon Enterprises Ltd. in 1982 (assessment file 93489), and Santoy Resources Ltd. (2006) in the Kasmere Lake area. Minor trenching was completed in the Hook Lake area by Amax Minerals Co. and several outcrops were stripped and sluiced in the Snyder Lake area by United Siscoe Mines Ltd.

Table 5.2 further summarizes exploration activities in the project area as gathered from Manitoba Energy and Mines assessment file data.

Table 5.2: Summary of Investigations by Previous Stakeholders – Northwest Manitoba Project Area.

Assessment Report Ref.	Company	Year	NTS	Work Type
90211	Denison Mines Ltd.	1972	64N/04	Diamond drilling ( DH’s 71-1 to 71-4 )
91746	Denison Mines Ltd.	1968	64N/04	Gamma ray spectrometer survey
91746	Denison Mines Ltd.	1971	64N/04, 05	Airborne radiometrics, diamond drilling ( M-1 to M-3), airborne radiometrics
91754	Ulster Petroleums Ltd.	1969	64N/05	Airborne gamma ray and mag, ground follow-up
91758	Ensign Oils Ltd.	1970	64K/13	Airborne radiometric survey
92215	Siscoe Metals Ontario	1976	64N/05	Mapping, VLF-mag, soil and water sampling
92452	Siscoe Metals Ontario	1980	64N/05	Airborne radiometric survey, lake water & sediment sampling, mag-EM and limited geological mapping
92554	Denison Mines Ltd.	1978	64N/05	Lake bottom sediment sampling, prospecting, geological mapping, mag-VLF & radon gas surveys
92555	Denison Mines Ltd.	1979	64N/05	Mag & VLF, radiometrics, radon soil gas survey
92657	United Siscoe Mines	1978	64N/05	Airborne radiometrics, lake sediment sampling, limited geological mapping
92835	United Siscoe Mines	1979	64N/05	Diamond drilling just off property
93419	Denison Mines Ltd.	1978	64N/05	Prospecting, mapping, water & lake bottom sediment sampling, airborne spectrometer survey
93479	Siscoe Metals Ont. Ltd.	1978	64N/05	2 DDH (IB-78-1, GT-78-1) mag-EM, mapping geochemistry, radiometric survey
93489	Zelon Enterprises	1981-1982	64N/05	Geology, lithogeochemistry, gravity, airborne mag, radiometrics, lake sediment sampling
93601	Amax Canada Ltd.	1980	64N/04	Diamond drilling (K-80-1 to K-80-5 ) geol. mapping, prospecting + assays, lake sediment sampling
93667	United Siscoe Mines	1976	64N/05	5 DH’s (Sny-77-1 to Sny-77-5) ground radiometrics, prospecting, mapping, lake sediment sampling
94104	SMDC	1981	64K/13	Prospecting, soil & gas sampling, ground EM- mag, airborne radiometrics
94123	SMDC	1980	64K/13	Prospecting, lake sediment sampling
94143	SMDC	1980	64K/13	Airborne radiometrics and mag
94949	SMDC	1980	64K/13	Mapping, prospecting, mag-EM and interp.
99796	SMDC	1979	64K/13	Mapping, prospecting + assays, mag-EM
99880	SMDC	1980	64K/13	Mag-EM
99925	SMDC	1980	64K/13	Diamond drilling ( JM 01 to 07 ) + assays

To date, exploration has resulted in very little diamond drilling in the Northwest Manitoba project area. Assessment files indicate a total of twenty-six drillholes have been completed in the vicinity of the project, of which seven (JM-1 to JM-7) were collared in the Miller Lake area by the Saskatchewan Mining and Development Corporation (SMDC); four drillholes northeast of the Hook Lake Zone by Denison Mines Ltd., five drillholes by Amax Minerals Co. along strike of the Hook Lake Zone; seven holes (Sny-77-1 to Sny-77-5, IB-78-1 and GT-78-1) by United Siscoe Mines Ltd. in the general vicinity of Snyder Lake; and three holes (M-1 to M-3) by Denison Mines Ltd. located north of the Hook Lake Zone.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

6.0

GEOLOGICAL SETTING

6.1

Regional Geological Setting

The Northwest Manitoba project is situated primarily within the Wollaston Domain adjacent to the southeast margin of the Hearne Craton. The northwest corner of the project lies in the adjacent Mudjatik Domain to the northwest.

In Saskatchewan and Manitoba, the ensialic Hearne Craton has been subdivided into six domains: the Mudjatik, Peter Lake, Wollaston, Seal River, Great Island and Nejanilini domains (Figure 6.1). The domains are distinguished primarily by the composition of their cover rocks, the proportion or absence of basement rocks, and their dominant structural trend(s). The eastern boundary of the Mudjatik Domain is defined by a pronounced geophysical lineament that is traceable from the eastern Saskatchewan, through Manitoba and northeast into Nunavut. A trough of low magnetic intensity correlating with rocks of the Wollaston Domain lies to the southeast of more magnetic rocks in the Mudjatik Domain. This boundary is considered to be structural in origin and is likely similar in age to the Needle Falls Shear Zone that forms the eastern boundary of the Wollaston Domain in Saskatchewan (Böhm and Anderson, 2006).

The structure of the Wollaston Domain is dominated by an intense northeast trending fabric related to the ca. 1.84 to 1.77 Ga Trans-Hudson Orogen, which deformed both the Archean granitoid basement rocks as well the overlying supracrustal rocks into a series of tight to isoclinally folded antiforms and synforms with axial surfaces dipping steeply towards the southeast. Metamorphism accompanying the orogeny reached upper amphibolite to transitional granulite facies across most of the area.

Examples of Archean rocks occurring as basement to Wollaston Domain metasedimentary rocks are rarely observed in the project area. Only further southeast in Saskatchewan are Archean rocks progressively more exposed as the Wollaston/Mudjatik transition is approached (Card, et al., 2006). Hence, the geology of the Northwest Manitoba property area is interpreted to consist predominantly of ca. 2.1-1.9 Ga Paleoproterozoic metasedimentary rocks of the Wollaston Supergroup, with subordinate granitic intrusive rocks probably related to magmatism which occurred during the Trans-Hudson Orogeny.

Throughout northwestern Manitoba, Wollaston Supergroup rocks appear to occupy elongate dome-and-basin structures, whereas late stage granitic intrusions are mapped to abruptly truncate the Wollaston supracrustal rocks and locally contain large xenolithic rafts of country rock. Where exposed, Archean rocks typically form elongate, overturned, structural domes which protrude through the younger cover rocks. Although an unconformable relation is inherent, the contact between Archean and Paleoproterozoic rocks is typically highly strained suggesting a basement-cover décollement (Harper, et al., 2005). Böhm and Anderson (2006) suggest the Wollaston Supergroup is time-equivalent to the ca. 2.4-1.9 Ga Hurwitz Group metasedimentary rocks exposed in the Nejanilini Lake area in northern Manitoba, the Misaw Lake area in northwestern most Saskatchewan, and in various parts of the Hearne Craton in southern Nunavut and the Northwest Territories. In Saskatchewan, the Wollaston Supergroup has been subdivided into three major sequences by Harper et al. (2005). Exposures of Wollaston group rocks in the project area are interpreted to be similar to the Middle Sequence, equivalent to the Daly Lake Group of Yeo and Delaney (2007) in Saskatchewan. The Middle Wollaston Sequence is interpreted to represent a foreland basin sequence that comprises from base to top: a) psammite, pelite and graphitic pelite, along with various calcareous metasedimentary rocks, b) pelite and psammite, and c) arkose and quartzite (Harper et al., 2005). Detrital zircon populations in a number of Wollaston Supergroup rocks indicate an Archean provenance (Annesley et al., 1992). Rubidium-strontium ages for semipelitic and pelitic rocks of the Wollaston Domain which range from 1815 to 1835 Ma (Weber et al., 1975), provide evidence for Paleoproterozoic metamorphism. The high initial 87Sr/86Sr ratios for these rocks suggest that a component of their sedimentary provenance was Archean, although the ratios do not support an Archean age of sedimentation (Harper et al., 2005).

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

102°0'0"W
99°0'0"W
96°0'0"W
Hearne Province
Ennadai Block
Northwest Territories
Saskatchewan
Nunavut
Manitoba
Hudson Bay
60°0'0"N
Saskatchewan
Manitoba
NW Manitoba Project
Athabasca Basin
Wollaston Group
Peter Lake Complex
Southern Indian Domain
Wathaman-Chipewyan Magmatic Arc
Paleozoic
58°0'0"N
0 25 50 100
Kilometres

Figure adapted from Bohm and Anderson, 2006

Trans - Hudson Orogen

Hearne Province
Mudjatik
Ennadai Block
Northwest Territories
Nunavut
Manitoba
Saskatchewan
Manitoba
Hudson Bay
Nejanilini
Athabasca Basin
Seal River
Wollaston
Great Island
Southern Indian
Chipewyan
Hudson Bay Basin
0 50 100 200
Kilometres

Legend

- Hurwitz Group
- Wollaston Group
- Archean, undivided
- Archean, altered, abundant younger intrusions
- Paragneiss, uncertain age
- Pre-Great Island Group quartz diorite
- Great Island Group supracrustal rocks
- Granitoid intrusions
- Juvenile Paleo-proterozoic rocks
- Shear Zone

CanAlaska Uranium Ltd.

NW Manitoba

Lithotectonic Elements of the Trans-Hudson Orogen - Hearne Craton

UTM NAD 83. Zone 13			Fig No:
Date: Dec 10, 2010	Drawn by: AS	Report: NWM2010-01	6.1

Figure 6.1: Regional Geology of Northwest Manitoba.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Rocks of the Wollaston Supergroup are intruded by various late stage diorite-gabbro, granodiorite, monzodiorite, and leucogranite/leucotonalite bodies along with several ages of pegmatite and mafic dykes. Similar granite and granitic pegmatite rocks in the Wollaston Domain in Saskatchewan have yielded ages ranging from 1.80 to 1.84 Ga (Annesley et al., 1992), which corresponds to the main period of Hudsonian granite emplacement throughout the western Churchill Province (Peterson et al., 2002). Granitic rocks intruding the Wollaston Supergroup metasediments in the Kasmere and Putahow lakes area in Manitoba are generally nonmagnetic and thus produce no anomalies within areas of generally low magnetic intensity that correspond to the Wollaston Supergroup (Böhm and Anderson, 2006). A series of distinctive northwest trending magnetic lineaments in the area are interpreted to represent unexposed Helikian age (ca. 1.27 Ga) Mackenzie diabase dykes (Böhm and Anderson, 2006).

6.2

Property Geology

The Northwest Manitoba property is primarily underlain by Archean granitic gneisses, Paleoproterozoic psammo-pelites, amphibolites, calc-silicates, arkoses of the Wollaston Supergroup, and intrusive granitic rock related to the ca.1800 Ma Trans-Hudson Orogeny. In general, bedrock exposure across the project area is sparse to poor with areas of good exposure limited to the shores of larger lakes.

The geological framework for the Northwest Manitoba property was prepared by CanAlaska from field mapping with additional input from airborne magnetic, radiometric, and VLF surveys, the results of previous mapping as compiled from assessment reports and Manitoba and Saskatchewan geological survey data. Map 1 indicates the property geology of the project area.

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Geology and Results of the Northwest Manitoba Project

 6.2.1

Archean Basement Rocks

Archean rocks generally occur in the Northwest Manitoba property area within a series of elongate, doubly plunging, northwest-verging, overturned domes and inliers that are progressively more exposed as the transition from the Wollaston Domain to the Mudjatik Domain is approached. Archean rocks include tonalite gneiss and migmatite, granite gneiss, leucogranite, pegmatite, and rare amphibolitic gneiss of possible supracrustal origin.

Amphibolite gneiss likely represents the oldest Archean rocks in the project area, as it occurs as large xenolithic blocks and remnants up to 150 m wide within basement orthogneisses. It has a layered, fine grained character which suggests that it may be of mafic volcanic origin, although an intrusive origin cannot entirely be ruled out. These rocks are dark green to black, granoblastic, foliated, and composed mainly of hornblende, plagioclase and biotite and a small amount of quartz locally. The occurrence of thin (<30 cm) disrupted lenses of mafic rocks probably represent boudinaged dykes.

Tonalite gneiss and migmatite form the primary component of basement cover rocks in the Northwest Manitoba project area. The migmatites comprise multiphase and multi-age orthogneisses including rocks of dioritic, tonalitic, granodioritic, and granitic compositions along with rare ultramafic to mafic inclusions. They are strongly foliated and commonly have a swirly folded habit and are cut by multiple generations of tonalitic to granitic pegmatite. These rocks typically have a relatively high magnetic susceptibility, and magnetite is frequently visible in hand sample. Very coarse magnetite also occurs in some pegmatite veins and dykes in the property area.

The biotite ± hornblende tonalite gneiss is a distinctive light grey to white weathering rock which is more homogeneous than the migmatitic unit and has less complicated folding. Tonalite gneiss is a major component of the migmatite but also occurs as discrete intrusions. It is typically coarse grained and strongly foliated. U-Pb zircon dating of stratigraphically similar tonalitic migmatites and tonalite gneisses in the Phelps Lake region of Saskatchewan has yielded an age of ca. 2.82 Ga (Harper et al., 2003).

Granitic rocks which intrude migmatite and tonalite gneisses in the Northwest Manitoba project area are typically pink weathering and fine to coarse grained with local megacrystic phases. These intrusions are well foliated and generally have a moderate magnetic susceptibility. They commonly occur as elongate intrusions which show gradational contacts from granodiorite margins, to biotite granite, to locally leucogranite cores.

Light to dark pink-weathering, fine to medium grained leucogranite and granite pegmatites that are generally only weakly foliated, are seen to intrude granite gneisses in the property area. These rocks are included together with the Archean rocks because they do not appear to intrude the adjacent Wollaston Supergroup. Similar leucogranites are mapped in the adjacent Mudjatik Domain where they are seen to intrude the Wollaston metasediments, and hence their age is uncertain (Böhm and Anderson, 2006).

6.2.2

Paleoproterozoic Rocks

Paleoproterozoic rocks are the most abundant rocks exposed in the Northwest Manitoba project area, comprising sedimentary rocks of the Wollaston Supergroup and less abundant intrusive rocks related to the Trans-Hudson Orogen.

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Geology and Results of the Northwest Manitoba Project

6.2.2.1

Wollaston Supergroup Rocks

In general, the correlation of Wollaston Supergroup sediments in northwestern Manitoba with similar rocks in Saskatchewan is possible, although important regional differences are present as well. Most Wollaston Supergroup rocks in the area are inferred to correlate with Lower (Courtenay/Souter Lake) and Middle Wollaston Supergroup sequences (Daly Lake Group).

The Lower Wollaston Sequence consists primarily of interlayered quartzite-psammite and amphibolite with minor iron formation. In general, these rocks occur below the ‘basal’ pelitic unit of the Middle Sequence however, there are some places where they appear to be interdigitated with or possibly lie above the pelitic unit. Harper et al. (2005) estimates the maximum thickness of the Lower Sequence is about 1,000 m assuming that fold repetition has occurred.

The Lower Wollaston Sequence basal quartzite-psammite unit includes ‘glassy’ orthoquartzite and feldspathic psammite which contain up to 10% biotite ± garnet. Interlayers of psammopelite-pelite occur locally, especially among more psammitic intervals of the unit. These rocks are typically white, tan, to rusty brown weathering, fine to coarse grained, generally well layered on a centimetre to decimetre scale and well foliated. Rusty weathered quartzite typically contains trace amounts of pyrite. The quartzite-psammite unit is interlayered with the amphibolite unit and in places is seen to be intruded by diorite/gabbro phases of the unit. It is also associated with silicate facies iron formation.

The amphibolite unit of the Lower Wollaston Sequence is always associated with the quartzite-psammite unit. It occurs in bands ranging from a few metres to about 350 m in thickness and is generally conformable with the quartzite-psammite unit. The amphibolite is dark green to black, fine to coarse grained, and generally well foliated. Although hornblende and plagioclase predominate, biotite replacement of hornblende is locally extensive. The unit comprises diorite to gabbro phases which are locally discordant and contain quartzite xenoliths, as well as compositionally diverse phases that locally exhibit layered, clastic textures. The latter types are interpreted as mafic flows and volcaniclastic rocks by Harper et al. (2005). Many of the layered amphibolites are spotted with either pink garnet porphyroblasts or white plagioclase where the decompression reaction of garnet to plagioclase has gone to completion. Pale green to yellow-green patches, pods, and lenses composed of calc-silicate minerals (diopside, epidote, ±calcite ±quartz ±plagioclase) are characteristic of calcareous, altered mafic volcanic rocks. Rocks believed to represent volcaniclastic facies (tuffs or tuff breccia) containing diffuse to well-defined mafic fragments, 1-10 cm in length, set in a mafic to intermediate matrix also occur within this unit.

Iron formation, including silicate and mixed facies (silicate-oxide, silicate-sulphide types) are seen to be intimately associated with the amphibolite-quartzite sequence. These rocks are typically medium to very coarse grained and very garnetiferous (up to 90% in some garnet-rich layers). The iron formation commonly contains alternating silicate rich ±magnetite ±iron sulphides and quartz-rich layers. Other associated minerals include hornblende, anthophyllite /cummingtonite, biotite, pyroxene, apatite, magnetite, and pyrite/pyrrhotite. The presence of iron formation indicates hydrothermal activity during deposition of the quartzite-amphibolite sequence and suggests deposition of this succession in an extensional rift/graben type setting.

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The Middle Sequence of the Wollaston Supergroup comprises: a) psammite-calcic pelite, b) graphitic and non-graphitic pelites, psammopelites and psammite, c) calc-silicate rocks, d) psammopelite-pelite, e) psammopelite-pelite-psammite, and f) arkose-quartzite. The maximum thickness of the Middle Sequence is on the order of 2,000 to 3,000 m according to Harper et al. (2005).

The stratigraphic succession of calc-silicate to quartzite and arkosic rocks in the Middle Wollaston sequence may signify a tectonic change from a platform setting to a subaerial setting. Alternatively, Böhm and Anderson (2006) suggest that quartzite and arkosic rocks may define an antiformal culmination with calc-silicate rocks deposited as a product of basin subsidence.

Semipelitic paragneiss interpreted as metagreywacke, generally shows a well-developed metamorphic layering defined by alternating grey, biotite-rich layers (1–100 cm thick), and white to beige, medium to coarse grained felsic layers. The pelitic gneisses are frequently strongly folded and are generally migmatitic with abundant tonalitic leucosomal layers and veins, as well as larger pegmatitic veins and dykes of multiple ages. The rocks are both graphitic and non-graphitic, typically contain ovoid to elongate porphyroblasts of garnet, cordierite and sillimanite which are typically deformed by later structural events. The pelitic rocks are frequently interlayered with garnet and cordierite bearing psammopelite and psammite rocks in centimetre to metre thick layers of psammitic gneiss. Regions underlain by these rocks generally coincide with areas of low magnetic intensity (2000–2200 gammas).

Psammitic paragneisses interpreted to be derived from quartz-rich greywacke are generally more quartz and feldspar-rich compared to semipelitic paragneisses with which they are closely associated and locally interlayered. Together these units form the predominant rock types throughout much of the Northwest Manitoba property area. The psammite is dark grey to light grey, fine to coarse grained, well foliated and layered, schistose to gneissic, and locally contains pebbly layers defined by larger quartz and/or feldspar aggregates. Psammitic rocks commonly contain k-feldspar, quartz, plagioclase, biotite ±sillimanite ±cordierite ±garnet and hornblende, as well as abundant white to pink leucosome with some coarse grained blue cordierite and rare garnet.

Calcareous rocks range in composition from pure carbonate (marble) to calc-silicate to calcareous psammite and semipelite. These rocks are characteristically white to pale green, well foliated and layered or laminated, and vary from fine to coarse grained and schistose to gneissic. Recessive weathering and the erosion of calcareous layers within mixed silicate-calc-silicate rocks accentuates the gneissic layering in these rocks which is typically highly contorted due to intense multiphase folding. Calcareous units are relatively less competent to weathering and are rarely exposed unless interlayered with other metasedimentary rocks.

Marble locally includes interlayers of pelitic and psammitic gneiss. Marble comprises calcite, dolomite ±diopside and biotite, whereas calcareous arkose contains alternating pink k-feldspar and green calc-silicate rich layers (diopside ±biotite ±actinolite). Calcic psammitic and pelitic wacke contain quartz, feldspar, biotite ±diopside ±amphibole and carbonate.

Exposures of quartzite are mapped in the project area to correspond with linear magnetic highs. Quartzite is white to light grey to greenish-pink, generally well layered/bedded and foliated, and fine to coarse grained. At several locations, quartzite is mapped to be interlayered with pink and light grey arkose.

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Geology and Results of the Northwest Manitoba Project

6.2.2.2

Felsic Intrusive Rocks

Paleoproterozoic intrusive rocks in the Northwest Manitoba project area include: granodiorite, monzodiorite, leucogranite-leucotonalite, pegmatites, and diorite-gabbro dykes. They mainly occur as small intrusions related to the Trans-Hudson Orogeny. Geochronology on similar granitic, gabbroic, and pegmatitic rocks in Saskatchewan indicate a range in age of 1.84 to 1.8 Ga (Harper et al., 2005). Many of these rocks are notably magnetic and produce pronounced, well-defined anomalies (refer to aeromagnetic maps, Figure 9.2.1).

Granodiorite-monzonite-monzodiorite rocks contain rare xenoliths of mafic to ultramafic rocks and foliated pelitic-psammopelitic rocks. These intrusions have a somewhat patchy distribution and are commonly gradational to one another such that subdivision is difficult. They are light grey to pinkish-grey and become notably reddened adjacent to faults, are medium to coarse grained, massive to weakly foliated, and strongly magnetic. They are composed of plagioclase, hornblende, biotite, magnetite, ±quartz and k-feldspar.

A suite of late granitic rocks includes: pale to dark pink, to red leucogranite, syenogranite (≥60% k-feldspar), and white to pale pink leucotonalite. As a group they are fine to coarse grained to pegmatitic, and are massive to weakly foliated. All contain less than 5% biotite and are exceptionally xenolithic in places. Some of theses intrusions are magnetic and produce sharp magnetic anomalies whereas others are non-magnetic.

Pegmatite veins and dykes and larger intrusions appear in a wide range of settings throughout the Northwest Manitoba property area. There are two principal types: a white granodioritic to tonalitic pegmatite variety, and a pink granitic pegmatite variety. White pegmatites are plagioclase dominant and include quartz, biotite, ±muscovite ±magnetite ±tourmaline ±garnet ±cordierite ±sillimanite and diopside. Many of the larger pegmatite intrusions are of the white variety and appear axial planar to D2 regional folds and are commonly well foliated as a result. The pink pegmatites are k-feldspar dominant and include quartz, plagioclase, biotite, muscovite, magnetite, tourmaline, garnet, cordierite, sillimanite and diopside as accessories. The accessory mineral assemblage of the pegmatites is largely governed by the composition of the rocks they intrude. The pegmatites are rarely of mappable size and must have been emplaced earlier as they are commonly folded and have a well developed foliation.

A few mafic dykes of dioritic to gabbroic composition are also seen to have intruded Wollaston Supergroup metasediments in the property area. These features are generally small and unmappable. The larger gabbroic dykes are up to 5 m wide, massive, coarse grained to pegmatitic and comprise hornblende, plagioclase, magnetite, biotite and k-feldspar. The frequent northerly trend of the dykes suggests they are related to D3 folding or to emplacement along Tabbernor related faults in the region.

6.3

Structure and Metamorphism

The deformation history of Northwestern Manitoba is similar to that described by workers mapping the Wollaston Domain in Saskatchewan (Harper, 2004; Harper et al., 2005), and involves both Archean and Paleoproterozoic components. The Archean history includes the formation of a tonalitic migmatite complex in the basement sequence at ca. 3.0 to 2.7 Ga. The development of a migmatite within Archean rocks implies the existence of an early Archean deformation event accompanied by sufficiently high-grade metamorphism capable of melting the orthogneiss and producing a leucotonalite leucosome.

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Geology and Results of the Northwest Manitoba Project

Foliations within Archean rocks are undoubtedly composite fabrics combining both Archean and Paleoproterozoic thermotectonism. The late Archean (ca. 2.55 Ga) foliation preserved in tonalites and granite gneisses as a shallow-dipping, weakly undulating biotite fabric has been refolded by subsequent Proterozoic deformations.

In the Wollaston Supergroup primary sedimentary structures such as laminations and bedding are relatively abundant, however, structures that are helpful in determining way-up directions (ripple marks, channel scours, and graded bedding) are rare. The earliest regional deformation event, D1, that affected the Wollaston Supergroup produced a generally layer parallel foliation, and in many of the rocks was accompanied by partial melting and the formation of a granitic to tonalitic leucosome depending on the composition of the host sediment. Basement cover décollement zones and associated high-strain zones were also initiated at this time according to Harper et al. (2005).

Large scale D1 folds are difficult to recognize in the Northwest Manitoba area, but may have been nappe-like with subhorizontal to shallow dipping axial planes. Small-scale D1 folds are typically isoclinal and were accompanied by upper amphibolite to transitional granulite facies metamorphism (M1) during which garnet, cordierite and sillimanite porphyroblasts were crystallized in pelitic and psammopelitic rocks; diopside, olivine and hornblende were crystallized in calc-silicate rocks; hornblende and garnet in amphibolite rocks; and sillimanite crystallized in quartzite. To date, hypersthene indicative of recrystallization under granulite facies metamorphism has not been described as an accessory among any rocks in the project area, although it is reported in rocks from adjacent areas (Böhm and Anderson, 2006). Peak M1 metamorphism probably occurred around 1.83 to 1.82 Ga which is coincident with Hudsonian suite magmatism (Harper et al., 2005).

A second regional deformational event, D2, is largely responsible for the dominant northeasterly trend which is manifest throughout the project area and Wollaston Domain as a whole. In the basement rock sequence, D2 produced open to tight refolding of the late Archean fabric and the development of a strong penetrative fabric, S2, parallel to the axes of basement gneiss domes. In the Wollaston Supergroup sediments D2 produced tight to isoclinal, upright to steeply dipping doubly plunging folds with hinges defined by S0/S1 related leucosomes and early pegmatites. The S2 fabric is defined by flattening of quartzofeldspathic minerals and the growth and preferred orientation of biotite and hornblende. F2 axes are generally very shallow and plunge both northeast and southwest. Faulting and/or shearing is seen to have occurred along the attenuated limbs of F2 folds and may have provided the loci for emplacement of some white tonalitic pegmatites. Post-D2 static recrystallization and melting also produced new generations of garnet, cordierite, sillimanite, diopside, scapolite, tremolite, sphene, and spinel. Peak M2 conditions were probably reached around 1.815 to 1.81 Ga according to data presented in Harper et al., 2005.

A third deformational event, D3, is characterized by open, generally upright, northerly plunging folds resulting in a steeply dipping fracture cleavage and/or micaceous foliation. Small scale, northerly trending shear zones sometimes accompanied by quartzofeldspathic veining is believed to be associated with this event. The northerly trend of Tabbernor faults in the project area may have been initiated at this time which likely provided the locus for the emplacement of northerly trending diorite-gabbro dykes.

A fourth deformation event, D4, is indicated by open, steeply dipping, westerly plunging folds. Transposition of the composite S2 foliation is developed preferentially in more biotitic layers to produce a weak S4 fabric.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Several periods of faulting post-dating the major structural events outlined above have trends ranging from west to northwest to north, and offsets with both vertical and subhorizontal displacements. Repeated fault movements have occurred along the northerly trending Tabbernor fault system, as indicated by sinistral offsets of interpreted northwest-trending McKenzie diabase dykes (ca. 1.27 Ga) which are mapped just beyond the limits of the project area. Sinistral displacement is typical of these faults and a tightly spaced cleavage and brecciation is developed in the wallrocks related to these faults (Böhm and Anderson, 2006).

6.4

Quaternary Geology

Several glacial episodes have affected the Northwest Manitoba property area, although it is the last (Wisconsin) glaciation that was responsible for most features in the present day landscape. During the last glacial maximum (LGM) ice flowed from the Keewatin Sector of the Laurentide Ice Sheet in Nunavut and extended across the area in a southwesterly direction (Prest, 1984). By about 8,500 years BP the area was ice free (Dyke, 2004). As a product of this glaciation, glacial deposits cover approximately 90% of the project area. The majority of this cover consists of bouldery till that ranges from a thin veneer to blanket type deposits. Large, typically southeast-trending esker systems are also common and usually occupy paleo-valley bottoms (Schreiner, 1984).

Extensive drift cover across much of the project area has decreased the potential for finding glacial striae. The majority of ice-flow indicators mapped on the property are identified along the shores of lakes and in areas where glacial drift is thin. In addition to the main south-southwest direction (207º), southerly (190º) and southwesterly to west-southwesterly (220º to 258º) directions are also noted. The orientation of drumlins in the property area record south-southwesterly ice flow ranging from 193º to 207º.

Striae on the property record an ice-flow history similar to that reported by Campbell (2002) in the Bonokoski/Keseechewun lakes district in northeastern Saskatchewan. Dredge et al. (1986) also recorded south, south-southwest, and southwest ice-flow events. Crosscutting relationships and the regional pattern of glacial landforms indicate that southward trending striae predate the south-westward trending striae. Dredge has interpreted the south direction as the main ice-flow during the glacial maximum, whereas southwesterly flow is inferred to have occurred during deglaciation.

Till deposits in the property area include veneers, blankets, stagnate ice moraine and streamlined features. Despite variations in the morphological expression of the till, only one stratigraphic till unit is present. The till is generally massive, moderately compact, matrix supported, and poorly sorted. Clast content ranges between 10% and 40%, but is commonly around 20%. The matrix of the till ranges from silt to fine-medium grained sand. Most of the tills sampled to date on the property have a silty-sand or sandy matrix.

Tills forming stagnant ice-contact moraine are relatively common in the project area. Streamlined till forms and minor ridged moraine are less prevalent. Stagnant ice-contact moraine deposits consist of rounded mounds and steep-sided hummocks with an undulating surface mantled by sub-angular to angular clasts ranging upwards of boulder sizes. Dredge et al. (1986) indicate these features form when ice blocks detach from the retreating ice margin and become buried. The high proportion of stagnant ice-moraine in the region suggests the ice sheet retreated slowly and underwent a prolonged period of downwasting.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Streamlined forms in the Northwest Manitoba property area consist mostly of drumlins which are variable in shape: some are spindle shaped, whereas others are bedrock cored and flat topped. Recessional moraines are not very common and typically occur either singly, or as a subparallel series of ridges 400-500 m long, 100-200 m wide, and less than 10 m high. These features are commonly associated with stagnant ice-contact moraine.

Glaciofluvial deposits represent approximately 20% of surficial deposits in the project area (Stea, 2008) and are generally associated with ice contact deposits including esker complexes, subglacial channels, and stagnant-ice moraine. Given the variable, episodic nature of glaciofluvial sediments and dead-ice moraine deposits, their distribution is frequently discontinuous and they typically form a veneer comprising massive, fine to coarse grained sand that overlie, or are adjacent to till deposits.

Both small eskers and large esker systems are present in the region. Small eskers have a subtle expression, forming single discrete ridges 0.5 to 3 km long and up to 5 m high. These eskers are not confined to valley bottoms and are commonly sharp crested with abundant cobbles and boulders mantling the surface.

Large esker systems are typically spaced several km apart, are relatively straight, and trend southwest. The morphology of these eskers is also quite variable. They commonly have steep sides and crests, but may also contain segments that are flat topped. Heights range from 10 to 20 m. These esker systems are discontinuous, with segments ranging from 8 to 35 km long which can be traced southeast into Saskatchewan and north into Nunavut. The eskers are likely part of a larger drainage system that originated in the Keewatin district during the last glaciation (Dredge et al., 1986). The orientation of the esker segments appears to be influenced by the existing landscape and bedrock structure. Large esker systems commonly occupy topographic lows where they follow pre-existing valleys. Sculpted slopes in valleys containing these esker systems are indicative of subglacial meltwater flow in which the valley acted as a channel transporting meltwater from the ice margin. Stea (2008) has identified a number of narrow channels, 100 to 500 m wide on airphotos, characterized by scarped edges, eroded till, scoured bedrock, and boulder lags indicative of subglacial meltwater flow.

7.0

DEPOSIT TYPES (form 43-101 F1 item 10)

On a regional scale, mineralization in the Northwest Manitoba project area comprises several varieties of the unconformity-associated uranium deposit type described by Jefferson et al. (2007), Ruzicka (1996), and previous workers. Uranium deposits in the eastern Athabasca Basin such as Rabbit Lake, Raven-Horseshoe, West Bear and the McLean Lake Sue C and E deposits are spatially related to Archean basement hosted lithologies and are generally interpreted to result from the interaction of oxidized diagenetic-hydrothermal fluids with reduced basement lithologies, or with reduced hydrothermal fluids within faults.

At the property scale, uranium mineralization in the Northwest Manitoba project area is seen to occur as unconformity-type, basement hosted mineralization in calc-silicate rocks and garnet-biotite semipelitic paragneisses of the Wollaston Supergroup, and in leucocratic granitic rocks and pegmatites which intrude the Wollaston metasediments.

8.0

MINERALIZATION (form 43-101 F1 item 11)

Work to date on the Northwest Manitoba property indicates the presence of uranium mineralization in no less than four different types of rocks:

  targets such as the Calc-silicate 3 and Snyder 13 prospects where uranium mineralization is associated with calc-silicate and to a lesser extent with leucocratic tonalitic and monzonitic rocks characterized by limited alteration;

  targets such as the U/Th 1, Grevstad 1 and 2, and Snyder 17 prospects were mineralization is associated with pegmatitic tonalite and associated pelites;

  targets wherein uranium mineralization is associated with arkosic gneiss: i.e. Snyder 4, NE-Miller Lake, SW-Miller Lake prospects; and,

  targets associated with amphibolite, pelite and leucocratic granites (Grevstad 3 and north Grevstad 2 prospects).

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Feldspar-rich pink granites of various affinities (syenogranite to granodiorite) on the property may also demonstrate high radioactivity but are frequently characterized by low U/Th ratios and as a result do not represent fertile exploration targets for economic uranium mineralization.

Geological mapping and prospecting in the Northwest Manitoba property also indicate mineralization is frequently associated with major structures such as folds, shear zones and faults. The recognition of the Maguire Lake Structure as a narrow, overturned anticline which accommodates the transition between two major deformation zones is considered to be a potential first order host for economic uranium mineralization in the region.

9.0

EXPLORATION (form 43-101 F1, Item 12)

Exploration conducted in the Northwest Manitoba project area by CanAlaska between 2005 and 2007 has comprised both regional (lake bottom sampling) as well as prospect specific geochemical surveys (C-horizon soil sampling, MMI soil sampling, radon gas emission surveys), in addition to prospecting and geological mapping activities (MacLachlan et al., 2006a, 2006b, 2007, 2008).

Two airborne surveys have also been completed by CanAlaska in the project area (MacLachlan et al., 2006b). The initial survey consisted of a fixed-wing combined mag-VLF-gamma ray spectrometer survey (8,424 line-km) which was intended to collect data in order to guide geological mapping and identify faults, shear zones and alteration zones for follow-up prospecting.

A second airborne survey (1,676 line-km) consisted of a helicopter-borne time domain VTEM electromagnetic survey which was intended to map conductive trends at depth in four separate areas were mapping and prospecting had identified favorable indications of bedrock hosted uranium mineralization.

Since 2007, CanAlaska has not conducted any additional work on the property owing to protracted consultation between the Government of Manitoba and local First Nations groups. Upon the receipt of a permit in March 2010 which allows CanAlaska to undertake diamond drilling on its Northwest Manitoba property, the company is currently preparing for further exploration programs in 2011.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

9.1

Work Undertaken by CanAlaska Uranium - 2005

The initial field work undertaken by CanAlaska Uranium on its Northwest Manitoba property area during 2005 involved helicopter supported lake bottom sediment sampling (919 samples). The survey identified numerous highly anomalous uranium values with 11 assays >100 ppm uranium and 68 samples with significant uranium values greater than 50 ppm (Figure 9.1). The lake bottom sampling was followed-up by prospecting (994 samples, 571 assays) and soil sampling (104 samples) in the vicinity of anomalies identified by the lake sediment survey (MacLachlan et al., 2006a, 2006b).

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

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CanAlaska Uranium Ltd.
NW Manitoba
Lake Sediment Geochemistry
UTM NAD 83. Zone 13
NTS: 064K, L, M, N
Scale: 1: 400 000
Fig. No: 9.1
Date:Nov 17, 2010
Drawn by: AS
Report: NWM2010-01

Figure 9.1: Northwest Manitoba Project – Lake Sediment Geochemistry

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Prospecting and geological mapping at 1:5,000 and 1:10,000 scale was also carried out in anomalous areas identified by the lake bottom geochemistry survey. Prospecting discovered uranium mineralization of up to 11.07% U308 from uraninite pebbles in till, 5.51% U308 in boulder samples (sample WM100) and values of up to 7.85% U308 in outcrop (sample GM186). Of the 571 samples submitted for assay, 217 analyses returned values >0.20% U308. Soil sampling returned values of up to 43.8 ppm uranium and 22.9 ppm molybdenum in the Hook Lake target area.

A petrographic study undertaken on 39 representative samples from the project area (Hamilton, 2006) indicated two predominant lithologic groups: one consisting of mostly paragneiss and the other of diopside-plagioclase bearing alkaline gabbros and related mafic rocks. Low metamorphic grade hydrothermal mineralization processes identified in thin section were seen to involve superposed assemblages of silicates (k-spar, allanite/epidote), biotite and uranium bearing minerals: uraninite, gummite and meta-autunite which crosscut earlier tectonic fabrics. Among the diagnostic markers associated with the mineralization were clay alteration of feldspars, clay veins, abundant introduced opaques, black-brown-red-yellow stains and veins, various silicate assemblages altering biotite, and the introduction of epidote group minerals.

9.2

Work Undertaken by CanAlaska Uranium - 2006

In 2006, CanAlaska completed follow-up investigations in 25 target areas highlighted by work undertaken the previous year. The selection of targets was based on the results of historical exploration in the area, the results of CanAlaska’s 2005 work in the region, and the partial results of two airborne surveys flown in the project area.

The initial work undertaken in 2006 consisted of a property wide fixed-wing magnetometer, VLF-EM, gamma ray spectrometer airborne survey (8,424 line-km). Radiometric maps for uranium, thorium and potassium generated by the survey indicated several areas of high total counts which were seen to coincide with several high lake sediment uranium anomalies (Figure 9.2.2). The total field-VLF component of the survey (Figure 9.2.1) yielded structural lineament data useful in the definition of the localized stratigraphy and the delineation of regional structural domains. The mag and VLF data was combined with the field observations to generate a project scale geology map (Map 1).

The airborne mag-VLF survey was followed-up by a combined time domain (VTEM)/cesium magnetometer airborne survey in four separate areas on the property (1,676 line-km) (Figure 9.2.3). The objective of this survey was to map conductive trends at depth in areas where mapping, prospecting and sampling was sufficiently far advanced to define drillhole targets.

In 2006, additional helicopter supported lake bottom sampling (448 samples) was undertaken to verify and further expand the anomalies identified in 2005. Additional investigations, consisting of prospecting (1,176 samples, 547 assays), geological mapping, “C” horizon soil sampling (1,411 samples), MMI soil sampling (1,410 samples), radon sampling (499 samples), outcrop washing, and channel sampling were also completed on a wide variety of targets on the property. Of the 547 samples submitted for assay, 169 returned values >0.20% U308. Assay highlights include: values of up to 66.5% U308 from uraninite pebbles in till samples (sample JR176), 4.50% U308 from boulder samples (sample MF073), and 0.79% U308 from outcrop sampling on Snyder Island (sample DC247). Significant molybdenum mineralization of up to 5.53% was also identified by the work undertaken in 2006.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Legend
Claims Location and Number
Geological Unit
Geological Contact
Provincial Boundary
Lake
Total Field Magnetics
Vertical Magnetic Gradient
MP
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NW Manitoba
Airborne Survey Magnetics
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NTS: 064K, L, M, N
Scale: 1:500 000
Date: Nov. 17, 2010
Drawn by: AS
Report: NWM2010-01
Fig No: 9.2.1

Figure 9.2.1: Northwest Manitoba Airborne Survey Magnetics.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Legend
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CanAlaska Uranium Ltd.
NW Manitoba
Airborne Survey Radiometrics
UTM NAD 83. Zone 13
NTS: 064K, L, M, N
Scale: 1:500 000
Date: Nov. 17, 2010
Drawn by: AS
Report: NWM2010-01
Fig No: 9.2.2

Figure 9.2.2: Northwest Manitoba Airborne Survey Radiometics.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

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NW Manitoba
VTEM Survey: Index Map
UTM NAD 83. Zone 13
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Scale: 1: 400 000
Fig No: 9.2.3
Date: Nov 17, 2010
Drawn by: AS
Report: NWM2010-01

Figure 9.2.3: Northwest Manitoba Project VTEM Survey.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Soil geochemical surveys on flagged grids in the Grevstad (762 samples) and Snyder (649 samples) target areas returned values of up to 118 ppm uranium (U/Th1 grid) and 33.7 ppm molybdenum on the Snyder 4 grid. MMI soil sampling on the same grids resulted in values of up to 4,470 ppb uranium with a response ratio 275 times greater than background uranium, and 25 ppb molybdenum (100 times background molybdenum) on the U/Th 1 grid. A radon gas emission survey on three targets in the Grevstad and Snyder property areas returned values up to 1,736 T/mm2/30 days on the Snyder 4 grid.

Forty petrographic samples were also submitted to a consultant for examination and description to expand existing knowledge regarding alteration and mineralization among various rock types in the project area (Mysyk, 2006). The Saskatchewan Research Council who undertook scanning electron microscopy on three radioelement-rich samples from the project area identified uranothorianite and uraninite as the principal uraniferous phases in the samples (McCready and Annesley, 2006).

9.3

Work Undertaken by CanAlaska Uranium - 2007

During March and April 2007 a ground gravity survey was carried out in the Maguire Lake area in order to define targets for drillhole testing. Due to a series of technical difficulties experienced by the drill contractor, very limited NQ diamond drilling was completed (2 DH: 57.3 m). Plans for an expanded drill program were subsequently cancelled by CanAlaska.

During the summer field season, a total of 1,008 rock samples were collected during prospecting on the property in 2007. Of the 692 samples assayed, 275 returned analyses greater than 0.20% U3O8. Among highlights of the prospecting were values of 14.4% U3O8 (sample GS009) and 8.65% U3O8 (sample GM379) from “uraninite” cobbles at Pitchblende Ridge, 5.4% U3O8 from a mafic poor calc-silicate boulder (sample WM263) at Kilpatrick, and 0.48% U3O8 from a white pegmatite outcrop (OM301) in the Grevstad 3 target area. In addition to significant uranium values, P2O5 values of up to 32.4% (sample DBM024) and molybdenum assays of up to 1.07% (sample RD254) were also encountered by the prospecting.

Infill lake sediment sampling (415 samples) was carried out in areas on the property in the vicinity of anomalies identified by earlier sampling. Values of up to 243.3 ppm uranium (sample LS373) and 71.7ppb Au (sample LS059) were obtained in the Snyder 3 target area.

Soil geochemistry (268 samples) undertaken in two targets returned values of up to 89.5 ppm uranium in the Pitchblende Ridge grid area and 74.3 ppm uranium in the Crazy Train grid area.

A radon gas emission survey begun in 2006 was concluded in 2007, with 536 radon cups retrieved for analysis. The sampling indicated anomalous radon values up to 4,792 T/mm2/270 days in the U/Th 1 target area.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Twenty-eight samples submitted for petrographic analysis (Mysyk, 2007) continued to expand knowledge of alteration and mineralization processes associated with various rock types in the project area.

10.0

DRILLING (form 43-101 F1 Item 13)

Other than two orientation NQ coreholes (57.3 m) completed in the Maguire Lake target area in 2007, no additional drilling has been undertaken by CanAlaska Uranium in the Northwest Manitoba property area since then.

11.0

SAMPLING METHODS AND APPROACH (form 43-101 F1 Item 14)

To date, boulder sampling for geochemical analysis has been the primary sampling method employed in the Northwest Manitoba project area. A combination of radiometric responses from hand held scintillometer readings and the recognition of visibly mineralized or altered areas was used to assist CanAlaska personnel in the sampling. Where exposed in outcrop, sampling was conducted continuously across mineralized intervals either by means of chip or channel sampling utilizing a gas powered rock saw.

Each prospecting and channel sample collected in the field was assigned a unique sample number and placed in poly ore bag along with a tag indicating the sample number. In addition to recording the UTM co-ordinates of the sample using a hand held GPS, notes regarding the rock type, structure and alteration were also recorded in a notebook which were transferred to a computer spreadsheet. The radioactivity of samples as measured by Ludlum Industries model 3 or model 19-10 hand held scintillometers was also recorded. The location of samples in the field was marked with an aluminum sample tag inscribed with the sample number and fixed to a tree with flagging tape. All of the information recorded in the field was transferred each day to computerized spreadsheets maintained in CanAlaska’s field camp. Figure 11.1 indicates the location of prospecting traverses on the property between 2005 and 2007.

At CanAlaska’s Miller Lake camp, prospecting samples were transferred each day into 20 litre plastic pails equipped with tamper proof snap seals. Approximately once each week, geochemistry samples (rock, soil, MMI and lake sediment samples) were shipped via float plane from CanAlaska’s field camp to Points North Landing in Saskatchewan. From there, samples were consigned to Ridsdale Transport Ltd. for direct shipment either to the Saskatchewan Research Council in Saskatoon or Acme Labs in Vancouver.

In the authors’ opinion, there is little chance of tampering of samples as they are shipped directly from the CanAlaska’s field camp via chartered aircraft and transported directly to the lab in sealed, tamper proof containers.

Radioactive samples were shipped to various analytical facilities by CanAlaska in compliance with federal and provincial regulations regarding their transport and handling. CanAlaska Uranium maintains specific written guidelines which detail procedures for exploration staff and others to ensure samples are shipped in compliance with regulatory requirements for the transport of Class 7 Dangerous Goods (Radioactive Materials).

11.1

Sampling Quality and Representativeness

The sampling methods and approach employed by CanAlaska Uranium on its Northwest Manitoba project area meet industry standards and there are no extenuating factors regarding sampling procedures in the author’s opinion that could materially impact the accuracy and reliability of the results.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

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CanAlaska Uranium Ltd.
NW Manitoba
Prospecting Traverses
UTM NAD 83. Zone 13
NTS: 064K, L, M, N
Scale: 1: 400 000
Fig No: 11.1
Date: Nov 17, 2010
Drawn by: AS
Report: NWM2010-01

Figure 11.1: Prospecting Activities 2005-2007, Northwest Manitoba Project.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

During the author’s visit to the project area in October 2010, several showings and numerous anomalous radioactive boulders were confirmed using a Ludlum Industries Model 1910 hand held scintillometer. Cross-checks of the sample location and radioactivity were made and verified with values listed in report appendices. As a result, prospecting and sampling in eight prospect areas which were checked during the field portion of the project evaluation is considered to be representative of the quantity of mineralization listed in CanAlaska’s database and in its reports. It is the author’s opinion that the samples are of good quality, are representative, and contain no material factors that may have resulted in sample biases. The correlation of radiometric scintillometer readings with the results of analytical assays and the quality assurance/quality control (“QA/QC”) program (Section 13) in place at the various commercial lab facilities analyzing samples from the Northwest Manitoba project area provides further confidence in our opinion.

12.0

SAMPLE PREPARATION, ANALYSIS AND SECURITY (form 43-101 F1 item 15)

12.1

 Sample Preparation

The majority of prospecting rock samples (1,620 of 1,857 samples) consigned for assay from the Northwest Manitoba property area during the period 2005-2007 were analyzed at the Geoanalytical Laboratories of the Saskatchewan Research Council (SRC) located in Saskatoon, Saskatchewan. A smaller number of samples (237 of 1,857 samples) were analyzed by Acme Analytical Laboratories Ltd. (Acme Labs) located in Vancouver, British Columbia. All samples treated at either lab were performed using standard industry validated procedures by trained personnel.

Both the SRC and Acme Labs are International Standards Organization (ISO)/IEC 17025:2005 laboratories accredited by the Standards Council of Canada. Both Acme and the SRC’s facilities are licensed by the Canadian Nuclear Safety Commission (CNSC) to safely receive, process, and archive radioactive samples. Either lab also employs a LIMS (laboratory information management system) in accordance with ISO/IEC guidelines which dictate a strict internal audit program performed by trained quality professionals.

As ISO accredited labs, the SRC and Acme Labs have developed quality assurance/quality control procedures to ensure that all raw data generated in-house is properly documented, reported and stored to meet confidentiality requirements. All electronically generated data is calculated and stored on computers which are backed up on a daily basis. Access to samples and raw data is restricted to authorized personnel at all times and is verified by key personnel prior to reporting results..

No employee, officer, or director of CanAlaska Uranium is, or has been, involved in any aspect of sample preparation or analysis at the Saskatchewan Research Council, Acme Labs or any other laboratory facility where samples were prepared or analyzed from the Northwest Manitoba project.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

12.2

 Analytical Procedures

12.2.1

Rock Samples – Total and Partial Digestion

Upon arrival at the lab, all prospecting samples are initially reviewed for clarification with the relevant shipping documents. Thereafter, samples are sorted by matrix type and radioactivity levels. After drying overnight at 80ºC, samples are jaw crushed until ≥ 60% of the material is <2 mm size. A 100 g sub sample is split using a riffle splitter, which is then ground (either puck and ring grinding mill or an agate grind) until ≥ 90% is minus 106 μm. The grinding mills are cleaned between samples using steel wool and compressed air or in the case or clay rich samples, silica sand is used. The pulp is then transferred to a labeled plastic snap top vial.

.

At the Saskatchewan Research Council, rock samples were analyzed for 7 major and 44 minor and trace elements requiring two separate digestions and analyses. These analyses require HNO3/HCI partial digestion and HF/HNO3/HClO4 total digestion followed by major and trace element detection by inductively coupled plasma mass spectrometry (ICP-MS). The elements analyzed by partial digestion include: As, Bi, Co, Cu, Ge, Hg, Mo, Ni, Pb, Sb, Se, Te, U, V and Zn.  Those analyzed by total digestion include: Ag, Ba, Be, Cd, Ce, Cr, Cu, Dy, Er, Eu, Ga, Gd, Hf, Ho, La, Li, Mo, Nb, Nd, Ni, Pb, Pr, Sc, Sm, Sn, Sr, Ta, Tb, Th, U, V, W, Y, Yb, Zn and Zr. Total abundances of the major elements were determined and expressed as oxides and include: Al2O3, CaO, Fe2O3, K2O, MgO, MnO, Na2O, P2O5 and TiO2. The reader is referred to McCready (2007) who documents the SRC uranium assay method in greater detail.

Analysis of rock samples at Acme Labs consisted of Group 1DX analyses wherein 0.50 g samples leached with 3 ml 2-2-2 HCl-HNO3-H2O at 95°C for one hour were diluted to 10 ml and then analyzed by ICP-MS.

Whole rock major and trace element analyses were undertaken by Acme Labs on representative rock samples as an aid to petrographic studies. Whole rock analysis determined total abundances of the major elements expressed as oxides ( Al2O3, CaO, Cr2O3, Fe2O3, K2O, MgO, MnO, Na2O,  P2O5, TiO2) and several minor elements (Ba, Ni, Sc, Sr, Y and Zr) analyzed by ICP-emission spectrometry following a lithium metaborate/teraborate fusion and dilute nitric digestion. Loss of ignition of volatile phases (LOI) was calculated by the weight difference after ignition at 1000°C. Total carbon and sulphur were determined by direct combustion/infrared detection utilizing a Leco SC-144 sulphur/carbon determinator.

12.2.2

Lake Bottom Sediment Sampling

In 2005, 2006 and 2007, helicopter supported lake bottom sampling was used to define targets for follow-up by prospecting, geological mapping and sampling. Figure 9.1 indicates the location of lake bottom sediment sampling on the property.

At each sample location, the UTM co-ordinates of the site were recorded by a hand held GPS unit. A description of the sample (color, texture, sediment type) and lake bottom depth were also recorded. The information was entered into a computer template which was merged with the analytical results of a 35 element ICP package at a later date.

During the sample collection process, a duplicate sample was collected at the rate of approximately every one in every twenty-seven samples. Duplicates were sequentially numbered in the sample sequence and submitted with each batch of samples consigned to the lab.

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Geology and Results of the Northwest Manitoba Project

Following collection in the field, samples were allowed to settle for several days. Upon settling, the excess water was decanted and samples were packed in tamper proof pails, sealed with security seals and shipped to Points North Landing via fixed wing air charter. From Points North, samples were consigned to a freight forwarding company for shipment to Acme Analytical Labs Ltd. in Vancouver, British Columbia for analysis by means of inductively coupled plasma mass spectrometry (ICP-MS).

At Acme’s facilities, lake sediment samples were initially dried at 60°C in order to minimize the loss of volatile elements (e.g. mercury). Thereafter, samples were screened to -180 microns (-80 mesh ASTM) within a dedicated area of the lab in order to minimize contamination from mineralized rock and core samples analyzed elsewhere on the premises.

Upon drying and screening, 0.5 gram pulp splits were weighed into test tubes into which, a modified aqua regia solution of equal parts concentrated HCI, HNO3, and de-mineralized water were added to leach for one hour in a hot water bath (>95°C). After cooling, each solution was prepared to a final volume of 5% HCl with a sample weight to solution volume of 1 g per 20 ml.

A Perkin Elmer Elan 6000/9000 ICP mass spectrometer was used to make the final determination of elements by mass spectrometry wherein the atoms in solution from each sample were counted. Compared to inductively coupled plasma methods such as ICP-OES, the ICP-MS method can determine concentrations that are 1 to 2 orders of magnitude lower compared to inductively coupled plasma methods. Lake sediment samples were analysed for 35 elements: Ag, Al, As, Au, B, Ba, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Se, Tl, Sr, Th, Ti, U, V, W and Zn.

12.2.3

Soil Sampling

Soil samples were collected at 25 metre intervals on flagged hip chain and compass lines on various prospects across the Northwest Manitoba property area. The spacing between soil profile lines varied between 50 m and 400 m given the contingencies of the target requiring definition. At each sample site, the UTM location was recorded using a hand held GPS and notes were made regarding sample depth, soil texture, color and soil horizon at each sample point.

Soils were analyzed at Acme Analytical Labs in Vancouver using a standard 36-element ICP package. At Acme’s facilities, soil samples undergo two stages of preparation consisting of drying and screening.  Samples were dried initially at 60°C to minimize the loss of volatile elements and were then screened to -180 microns (-80 mesh ASTM) in a dedicated area of the lab to prevent cross-contamination from activities elsewhere in the facility.

Thereafter, analysis consists of two a stage total extraction of the desired element(s) into a solution followed by ICP-MS analysis of the solution to measure the total abundance of elements from all minerals in the sample.

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Geology and Results of the Northwest Manitoba Project

12.2.4

MMI Soil Sampling

Among targets where soil sampling was undertaken, mobile metal ion (MMI) soil sampling was undertaken at the same time. The MMI technique which is distinct from traditional soil geochemistry, measures the content of mobile metal ions in soils which are released from ore bodies and migrate towards the surface. Using sophisticated chemical processes and instrumentation, the technique is able to measure, quantify the ion content, and accurately determine where buried mineralization might be located.

The initial step in collecting an MMI sample requires the upper 10 cm of the surface soil layer to be discarded, eliminating any loose organic matter or debris which may contaminate or otherwise skew the sample results. MMI samples on the order of 250-350 grams were routinely collected between 10 and 25 cm depth with composites taken over a 15 cm interval placed in a labeled plastic bag. The samples were then grouped in batches, placed in sample pails, and sealed for consignment to SGS Lakefield Research Ltd. in Lakefield, Ontario for analysis.

At Lakefield’s facilities, MMI samples were analysed for 45 elements by a proprietary mobile metal ion multi-element leach method. The MMI process uses specifically developed leachant solutions to selectively release adsorbed ions from the soil material. The aim of selective leaching is to remove metals which are loosely bound on the surface of particles in the soil profile without altering or influencing the natural soil substrate. Using ICP-MS instrumentation, the MMI process is able to detect mobile metal ion concentrations in solutions at sub-part per billion levels.

SGS-Lakefield employs a rigorous QA/QC program in its MMI analyses to ensure that internal laboratory standards are consistently being met and that digestants meet the required extraction criteria. The MMI data is reported by SGS-Lakefield as either ppm or ppb values depending on the concentration of the element involved. The numeric values for each element are then converted to response ratios in order to highlight element anomalies, reduce the effect of dissolution variables (e.g. temperature, time), and reduce the effect of variability in sampling different overburden and/or soil types. In calculating response ratios, the lowest quartile (25%) of a particular element response is averaged to provide a background level. The response ratio is then determined by dividing the reported element concentration (either ppm or ppb) by the background. The resulting response ratio measures a particular elements concentration relative to the background concentration (e.g. a response ratio of 5, indicates a particular elements concentration is five times the background concentration).

12.2.5

Radon Gas Emission Sampling

A radon gas emission survey (499 samples) was initiated across three targets on the Grevstad and Snyder properties in 2006. An additional 536 samples were analyzed in 2007. The radon survey was undertaken to facilitate the identification of buried uranium mineralization that has no surface radiometric expression. Samples were consigned to Alpha Track Services Corp. of Vancouver, British Columbia for processing.

The use of radon gas detectors to identify uranium mineralization is a well established geochemical method which has been applied to uranium exploration since the 1960’s.

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Geology and Results of the Northwest Manitoba Project

Because radon is a gas, it has much greater mobility than uranium and radium, which are fixed in rocks and soils. Radon migrates to the surface by escaping into fractures in rocks and pore space openings between grains of soil. The ease and efficiency with which radon moves in the pore space or fracture effects how much radon is detected at the surface. If radon is able to move easily in the pore space, it can travel a considerable distance before it decays, and is therefore detectable at the surface above a uranium occurrence.

The methodology employed by Alpha Track utilizes cellulose-nitrate film attached to the inner surface of a plastic sample cup. The film is unaffected by light or any other form of electromagnetic radiation, and is only sensitive to alpha particles emitted by daughter products of uranium (mainly radon). The detectors are buried in holes approximately 50-75 cm deep over the area to be investigated. Commonly, a 100 x 100 m sample grid is used which may vary depending on the nature of the suspected mineralization and the size of the area being explored. The detectors are left in place for 30 days after which they are retrieved and returned to the lab for processing.

At Alpha Track’s facilities, the processing of detectors entails the etching of the nitro-cellulose film. This etching process highlights “damage tracks” caused by the alpha particles as they impinge on the nitro-cellulose film. These tracks are counted optically and expressed in a track count per square millimetre which is proportional to the level of radon gas at a particular sample site. Contour maps showing these results are frequently generated to highlight the anomaly locations for follow-up investigations.

13.0

DATA VERIFICATION (form 43-101 F1 item 16)

13.1

Laboratory Standards

In its analyses of CanAlaska rock and soil samples, both the Saskatchewan Research Council and Acme Labs inserted sample standards and completed duplicate analyses on each batch of samples consigned to either lab.

Table 13.1 summarizes the number of sample standards and lab duplicates used by the SRC and Acme Labs in their assay of rock samples from the Northwest Manitoba property.

Table 13.1 Summary of QC Sampling – Northwest Manitoba Property Rock Sample Data.

Year	SRC Geoanalytical Labs			Acme Analytical Labs
	Assays Completed	Sample Standards	Sample Duplicates	Assays Completed	Sample Standards	Sample Duplicates
2005	478	50	34	143	3	2
2006	450	42	31	94	5	3
2007	692	47	31	0	-	-
Total	1,620	139	96	237	8	5

From the above, among the 1,857 prospecting samples submitted for assay, one internal sample standard was analyzed for every 12.6 samples consigned to the labs for analysis. The analytical lab results were further monitored at the rate of approximately one in every 18 samples by a duplicate sample. Both QC sample controls (internal sample standards and duplicates) are consistent with industry standards.

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Geology and Results of the Northwest Manitoba Project

13.2

Uranium Assay Standards – Rock Assays

In its rock assays, the Saskatchewan Research Council utilizes an internal quality control standard to monitor the analytical performance of its facility. For multi-element ICP analyses this standard is CG515/LS4 whose value is independently determined by the SRC and is verified by external third party laboratories.

The reported nominal grade of the CG515 standard is 2 ppm uranium with tolerance limits of <2 ppm (or 1 ppm) and 4 ppm. A summarized in Table 13.1, a total of 139 CG515 standards were inserted by the SRC into each consignment of CanAlaska samples. As illustrated in Figure 13.2, all of the CG515 standards performed within set tolerances (two standard deviations around the mean) for the standard. The average grade of CG515 standard was determined to be 2.57 ppm uranium which does not substantially skew that the results for the CanAlaska rock assay database as a whole.

Figure 13.2: SRC Internal Standard CG515 - Uranium Grade vs. Number of Analyses.

CG515: 2 ppm U
Count: 139
Mean: 2.57 ppm
Std dev: 1.21
Grade (U_ppm)
U_ppm
Count: SRC Internal Standard
0
1
2
3
4
5
1
6
11
16
21
26
31
36
41
46
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56
61
66
71
76
81
86
91
96
101
106
111
116
121
126
131
136

- - - dashed lines represent two standard deviations around the mean.

13.3

Uranium Assay Standards – Soil Assays

In its soil assay procedure, Acme Labs utilizes two internal quality control standards: a high uranium standard, DS7, with a nominal grade of 5 ppm uranium, and a low uranium standard, G1, with a nominal grade of 2 ppm uranium. As illustrated in Figures 13.3.1 and 13.3.2, both standards performed within set tolerances (three standard deviations around the mean) for the internal standard.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Figure 13.3.1: Acme Internal Standard G1 - Uranium Grade vs. Number of Analyses.

3
2.5
2
1.5
1
0.5
0
Grade (U ppm)
U_ppm
G1: 2 ppm U
Count: 32
Mean: 1.94 ppm
Std dev: 0.24
1
6
11
16
21
26
31
Count: Acme Internal Standard

- - -  dashed lines represent two standard deviations around the mean.

solid lines represent three standard deviations around the mean.

Figure 13.3.2: Acme Internal Standard DS7 - Uranium Grade vs. Number of Analyses.

Grade (U ppm)
7
6
5
4
3
2
1
0
U_ppm
DS7: 5 ppm U
Count: 56
Mean: 4.93 ppm
Std dev: 0.33
1
6
11
16
21
26
31
36
41
46
51
56
Count: Acme Internal Standard

- - -  dashed lines represent two standard deviations around the mean.

solid lines represent three standard deviations around the mean.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

13.4

Assay Lab Duplicates

A total of 352 lab duplicates were analyzed as a product of CanAlaska’s various geochemical surveys on its Northwest Manitoba property: rocks (101 duplicates), soils (59 duplicates), lake bottom sediments (65 duplicates) and MMI samples (127 samples).

The frequency of duplicate pulp sampling varies with each geochemical survey according to the requirements of each lab facilities internal QA/QC program. Duplicate samples for prospecting (rock) samples are routinely run at the rate of approximately one in every eighteen samples. Duplicate samples for MMI soil sampling are undertaken at the rate of one in every ten samples, whereas C horizon soil sample duplicates are run at the rate of one in thirty samples. Lake bottom sediment duplicates were analyzed at the rate of approximately one in every twenty-seven samples.

CanAlaska routinely reviews all lab duplicate data in a variety of plot formats including scatter plots, relative paired difference, and quantile-quantile (“Q-Q”) plots.

Figure 13.4.1 shows a scatter plot of soil duplicate pairs for uranium with minimal dispersion and a high correlation coefficient of 0.985. Of the 59 duplicates analysed, 86% were within 10% of the parent sample, 14% were within 10-30% of the parent sample, and none of the duplicates had a difference of greater than 30%.

Figure 13.4.1: Scatter Plot of Acme Lab Soil Duplicate Pairs.

correlation coefficient = 0.985
y = 0.9858x
R² = 0.9706
Duplicate value (U ppm)
Original value (U ppm)
0
1
2
3
4
5
6
0
1
2
3
4
5
6

Similarly among prospecting samples, the scatter plot for uranium duplicate pairs (Figure 13.4.2) shows a small dispersion and very strong correlation coefficient (0.999). Of the 101 duplicate rock assay analyses, 98% were within 10% of the parent sample and only 2% of samples varied within 10-30% of the parent sample.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Figure 13.4.2: Scatter Plot of Acme and SRC Lab Rock Sample Duplicate Pairs.

correlation coefficient = 0.999
y = 1.0005x
R² = 0.9995
Duplicate value (U ppm)
Original value (U ppm)
35000
30000
25000
20000
15000
10000
5000
0
0
5000
10000
15000
20000
25000
30000
35000

Overall, there are no issues with the duplicate rock or soil data. Both Acme Labs and the SRC offer high quality analytical services and the internal review of duplicate data form integral parts of either facilities dedicated quality assurance program. The SRC (2007) has an internal practice for reviewing repeatability as follows:

Repeatability ranges are defined for all duplicate sample analysis. Errors arise when:

• >10% difference in results 100 ppm or greater

• >25% difference in results of 10 ppm to 100 ppm

• >100% difference in results of 1 ppm to 10 ppm

• >200% difference in results 0.01 ppm to 1 ppm.

The analysis of 127 duplicate uranium pairs which monitor the reproducibility of 1,283 MMI soil samples resulted in a correlation coefficient of 0.989 (Figure 13.4.3). Compared to relatively tight distributions for the soil and rock duplicate assays, only 46% of MMI duplicate analyses fell within 10% of the parent sample. An equal amount of duplicates (46%) were noted to fall within 10-30% of the parent sample, and 8% of the duplicates had a difference of >30% compared to the parent sample.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Figure 13.4.3: Scatter Plot of MMI Sample Duplicate Pairs.

correlation coefficient = 0.989
y = 0.9683x
R² = 0.9792
Duplicate value (U ppm)
Original value (U ppm)
0
100
200
300
400
500
600
700
800

These results however, are not unexpected since selective extraction techniques such as MMI are generally expected to have high signal-to-noise ratios. The resulting ratio of threshold to anomalous values may be a factor of ten or higher, and as such the precision of each determination is not as important as for other types of surveys (Bloom, 2002).

As seen in Figure 13.4.4, the analysis of 65 duplicate pairs of uranium analyses monitoring the reproducibility of 1,783 lake bottom sediments in the Northwest Manitoba project area resulted in a correlation coefficient of 0.977. More than half of the lake bottom duplicate samples (52%) fell within 10% of the parent sample, whereas 38% of samples fell within 10-30% of the parent sample. A comparatively small number (10%) of lake sediment duplicates were >30% compared to parent samples.

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Geology and Results of the Northwest Manitoba Project

Figure 13.4.4: Scatter Plot of Lake Bottom Survey Sample Duplicate Pairs.

correlation coefficient = 0.977
y = 0.9954x
R² = 0.955
Duplicate value (U ppm)
Original value (U ppm)
0
20
40
60
80
100
0
20
40
60
80
100

13.5

Author’s Opinion on Sample Preparation, Security and Procedures

In the author’s opinion, the error range thresholds discussed above are adequate for the purpose of the various geochemical surveys completed in the Northwest Manitoba property to date.

14.0

ADJACENT PROPERTIES  (form 43-101 F1 item 17)

As discussed in Sections 5.2 and 7 of this report, the Northwest Manitoba property is situated 150 km northeast of several active uranium mines located on the eastern margin of the Athabasca Basin in Saskatchewan. There are no other uranium projects adjoining CanAlaska’s mineral exploration permits in Manitoba. In Saskatchewan, the closest mineral claims approaching CanAlaska’s property are the 8,301 ha Triex Minerals Corporation-Hathor Exploration Limited Wollaston Northeast Joint-Venture property located approximately 30 km southwest of the Manitoba-Saskatchewan provincial boundary. Exploration on this property is reported to consist of an airborne electromagnetic survey, lake sediment geochemistry and limited ground geophysical surveys. In the author’s opinion, exploration on this property has not advanced beyond the preliminary grassroots stage of investigations.

15.0

MINERAL PROCESSING AND METALLURGICAL TESTING (form 43-101 F1 item 18)

No mineral processing or metallurgical testing has been undertaken in the Northwest Manitoba property area to date.

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Geology and Results of the Northwest Manitoba Project

16.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (form 43-101 F1 item 19)

Given the early stage, grassroots nature of the Northwest Manitoba project, there are presently no mineral resources or mineral reserve estimates for the project area.

17.0

OTHER RELEVANT DATA AND INFORMATION (form 43-101 F1 item 20)

No other significant information concerning the Northwest Manitoba project is considered relevant to the report at this time. Future diamond drilling will address the need for environmental, economic, and cultural aspects of potential future development in the prospect area.

18.0

INTERPRETATION AND CONCLUSIONS (form 43-101 F1 item 21)

18.1

Summary of Exploration Results

Exploration conducted by CanAlaska Uranium Ltd. on its wholly owned Northwest Manitoba project between 2005 and 2007 has outlined ten target areas where significant uranium mineralization has been discovered. The following presents a brief summary for each target including the local geology, the results of geochemical surveys (soils, MMI, radon gas emission sampling) significant assays, and a summary of U/Th and U/Pb ratios. Figure 18.1 indicates the location of the various target areas within the Northwest Manitoba property area.

18.1.1

Calc-Silicate 3 Target Area (Map 2)

The Calc-Silicate 3 target is located on Halstead Island adjacent to the western shore of Snyder Lake (Figure 18.1). The target was originally selected for investigation based on the reported presence of abundant calc–silicate rocks in assessment file data as well as the possibility of a regional northeast trending fault/shear structure in the area. United Siscoe Mines Ltd. conducted geological mapping, rock and lake sediment sampling and limited diamond drilling in area during the 1970’s.

The local geology of the Calc-Silicate 3 target consists of calc-silicate rocks (marble and mafic poor calc-silicate), arkosic calc-silicate, feldspathic quartzite and psammite. On Snyder Island some leucocratic albite-rich pegmatites are seen to be associated with calc-silicates and psammites. The calc-silicate rocks are very coarse grained, pink and green colored, pseudo-syenitic in composition and consist of plagioclase (albite-oligoclase), diopside, biotite, sphene, epidote and opaques. Plagioclase is commonly hydrothermally altered and k-spars appear to be introduced and/or altered to clay and calcite. Most lithologies in the area show the effects of argillic alteration, silicification and hematization. Fractures and shears within the target area fall within two principal orientations: east-northeasterly and east-southeasterly. Mapping further indicates the Wollaston Supergroup stratigraphy in the area is folded about a series of northeast-southwest axes. Drag folds on Snyder Island also indicate extensive regional dextral movement.

Between 2005 and 2007, CanAlaska carried out prospecting, mapping and channel sampling in the Calc-Silicate 3 target area. Significant results from the prospecting indicate assays of up to 11.07% U308 from uraninite pebbles contained in sandy overburden on Snyder Island. In 2006, outcrop washing was undertaken at two locations to determine a bedrock source for the pitchblende pebbles discovered the previous year. Five samples consigned to the Saskatchewan Research Council returned assays of up to 48% U308 (sample CC015) from pitchblende pebbles and up to 0.79% U308 in outcrop (sample DC247).

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

102°0'0"W
650000
660000
670000
680000
690000
700000
710000
Saskatchewan
Manitoba
Grevstad 3
Snyder Island
Overlook Point
Total Counts 1
Grevstad 2
Grevstad Lake
U_Th_1
U_Th_2
Snyder Lake
Layton 1
Layton 4
NW Grevstad 2
Snyder 1
Kilpatrick
Pitchblende Ridge
Grevstad 1
Maguire Mag
Snyder 17
Layton 3
Snyder 13
Snyder 12
Layton 2
Snyder 15
Peninsula
Hara 5
Calc-Silicate 2
Crazy Train
Hara 13
Hara 8
Snyder 9
Snyder 10
Hara 12
Snyder 8
Snyder 6
Snyder 7
EN Zone
Hook Lake Zone
Hara 4
Hara Lake
Hara 14
Snyder 4
Snyder 11
Burnett Lake
Hara 9
Hara 2
Hara 11
Calc-Silicate 1
Hara 3
NE Miller
Snyder 5
Hara 6
Charcoal 10
Charcoal 13
Charcoal 8
Snyder 14
Belfie Lake
U_Th_4
Hara 10
Snyder 3
Misty Lake
Charcoal 11
SW Miller
Charcoal 6
Charcoal 12
U_Th_3
Charcoal 7
Charcoal 9
Charcoal Lake
Charcoal 3
Charcoal 5
Charcoal 2
Charcoal 1
Charcoal 4
Reid Bay
Waspison Lake
Sava Lake
6590000
6580000
6570000
6560000
6550000
6540000
6530000
6520000
6510000
59°0'0"N
0
5
10
20
Kilometres
Legend
Prospecting Target
Claim
2005 Claim Boundary
Provincial Boundary
Lake
River
CanAlaska Uranium Ltd.
NW Manitoba
Target Area Locations
UTM NAD 83. Zone 13
NTS: 064K, L, M, N
Scale: 1: 400 000
Date: Nov 17, 2010
Drawn by: AS
Report: NWM2010-01
Fig No: 18.1

Figure 18.1: Northwest Manitoba Target Area Locations.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Based on CanAlaska’s work, the average uranium value for overburden + outcrop sample in the Calc-Silicate 3 target area is 11.63% U308. U/Th ratios for the target range from 3 to 19, with an average ratio of 8. U/Pb ratios range from 3 to 4, with an average ratio of 3.1.

C horizon soil samples (65 samples) from the Snyder Island target area returned the following data:

• a maximum U value of 17.8 ppm (soil DM012) (average U value: 2.3 ppm).

• U/Th values range 0.14 to 1.8, with an average of 0.25.

• U/Pb values range 0.24 to 3.3, with an average of 0.53.

• Elements with close correlation to uranium are: Zn, Mn, Ca, Cr, Ba and Sc.

63 MMI soil samples on the same grid area returned the following results:

• a maximum uranium response ratio of 75, approximately 12 times greater than the average response ratio of 6.

• 20 MMI samples returned anomalous uranium response ratios >2-5 times uranium background.

• U/Th values range 0 to 37, with an average of 2.7.

• U/Pb values range 0 to 58, with an average of 3.4.

• Elements closely correlated to uranium include LREE, HREE, Y, Ni, Cu and Cd.

The regional presence of calc-silicate, arkosic calc-silicate, quartzite, psammite, syenite and tonalite in the Calc-Silicate 3 target area with associated silicification, argillitization, bleaching (albitization) and hematization, together with the common presence of shearing and folding make this target a priority area for further detailed follow-up work. Ground geophysical surveys will be required in this target area to highlight potential drill targets.

18.1.2

Snyder 1 Target Area (Map 2)

The Snyder 1 target area is located near the northwest arm of Snyder Lake adjacent to the northern boundary of Permit 166B (Figure 18.1). The geology of the target consists of pelites and intrusive tonalite towards the south, and psammopelites, arkoses, calc-silicates and marble to the north.

In 2005, the presence of anomalous radioactivity values in assessment file data associated with the possible northeasterly, on-strike extension of mineralization from the Cal-Silicate 3 target provided impetus for exploration in the area.

At Snyder 1, CanAlaska’s prospecting in the vicinity of several anomalous lake sediment samples (up to 67.5 ppm uranium) resulted in the discovery of several angular pegmatitic tonalite and calc-silicate boulders which returned assays of up to 1.55% U308 with associated U/Th ratios of 5 to 14, and U/Pb ratios of 3 to 4.  Anomalous Bi and Be were also associated with the intrusive pegmatites. CanAlaska collected one additional sample from the target area in 2006 (sample DR222: arkosic calc-silicate), which was not assayed.

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Geology and Results of the Northwest Manitoba Project

18.1.3

Snyder 4 Target Area (Maps 3, 4)

The Snyder 4 target area is located immediately west of the Manitoba-Saskatchewan border, approximately 2.5 km southeast of the Hook Lake Zone and 10.5 km north of Miller Lake (Figure 18.1).

The geology of the target consists of migmatitic arkosic gneiss which is tightly folded about a northeast axis that dips steeply towards the southeast. The isoclinally folded gneiss which defines a regional “S” folded surface is intersected by a series of southeast-northwest oriented conductors which are arrayed parallel to the orientation of regional jointing. Anomalous radioactive samples in the target area are seen in the sheared contact between psammitic and arkosic gneisses along the flank of a regional northeasterly trending fold. A similar structure hosting mineralization is seen in the Hook Lake target area.

Within the Snyder 4 target area it was not always possible to differentiate between primary magmatic granites and anatectic sedimentary S-type granites. Nor is it always possible to differentiate between pink (arkosic derived granites) and white (pelite derived granites) due to the superimposed high metamorphic gradient in the area.

The Snyder 4 target was the focus of two separate airborne surveys in 2006. The initial combined mag and radiometric survey exhibited several crosscutting mag features where anomalous boulders lay in close proximity.

Prospecting within the Hook Lake Zone during 2005 returned numerous anomalous assays from angular boulders with grades of up to 6.49% U308, thorium values of up to 1.52%, and Mo values of up to 1.76%, as well as anomalous  Hg, Te, Ba, LREE and HREE values (MacLachlan et al., 2006b). In 2006 and 2007, several different surveys in addition to prospecting and geological mapping were carried out in the target area: “C” horizon soil sampling, MMI sampling, radon gas emission sampling and outcrop washing and channel sampling. Follow-up prospecting in the vicinity of the high grade boulders discovered in 2005 identified additional mineralized float with values up to 5.31% U308 and 0.72% Mo. Prospecting elsewhere in the target area discovered anomalous uranium mineralization within boulders of arkosic gneiss, mafic poor calc-silicate, pink granite and psammo-pelitic gneiss. Sheared samples were noted to have high molybdenum contents and associated clay, hematite and silica alteration. Outcrops at the Phoenix Showing were washed and channel sampled with values of up to  0.13% U308 and 0.34% Mo encountered (Map 4).

Assays from 31 samples submitted to the Saskatchewan Research Council from the Synder 4 target in 2006 include the following highlights from various rock types: arkose: 4.5% U308 (sample MF073), mafic poor calc-silicate: 0.60% U308 (sample GM263), psammite: 0.30% U308 (sample CC133), and arkose: 0.20% U308 (sample MF075). The average uranium value of the 31 samples was 0.42% U308. Uranium/thorium ratios were seen to range widely (0.01 to 24) and average of 5.5. Similarly, uranium/lead values were seen to be relatively wide ranging (0.07 to 9) and averaged 1.6. Both light and heavy rare earth elements (LREE, HREE) were seen to have very wide ranges (125-21,195 ppm and 34-30,220 ppm respectively).

Extensive “C” horizon soil sampling (633 samples), MMI soil sampling (633 samples) and radon gas emission sampling (479 samples) across the Synder 4 target area indicate a series of overlapping anomalies. The soil geochemistry data indicate a maximum uranium value of 8.7 ppm (average value: 2.7 ppm U), U/Th values ranging from 0.06 to 1.01 (average: 0.18), and U/Pb values ranging from 0.05 to 2.50 (average: 0.46). Elements with a close correlation to uranium in the soil survey were Mo, Cu, La, Ba and Sc. Uranium and molybdenum anomalies were also seen to coincide with the strike of northeast-southwest oriented VLF conductor in the area.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

The MMI soil sampling confirmed the basic outline of anomalies indicated by the soil sampling, whereas the radon gas emission survey resulted in values ranging from <1 T/mm2/30 days to a peak of 1736 T/mm2/30 days (average value: 205.1 T/mm2/30 days).

18.1.4

Snyder 4 Extension Target Area (Map 5)

The Snyder 4 Extension is located immediately southeast of the Synder 4/Hook Lake Zone (Figure 18.1). Various rock types mapped in the target area include arkose, arkosic gneiss, syenogranite, pelite and psammite. Boulder sampling encountered albitization, epidote and neo-biotite as evidence of hydrothermal alteration processes. Sheared samples were seen to be associated with high molybdenum contents. Some clay, hematite and silica alteration was also noted.

Prospecting in the area returned numerous anomalous boulders with grades of up to 4.74% U308, thorium of up to 1.52%, Mo up to 1.49%, and anomalous Hg, Te, Eu, Ba, LREE and HREE values. Several days of follow-up prospecting in 2006 were unsuccessful in locating any mineralized outcrop.

18.1.5

NE Miller Lake / Snyder 2 / Snyder 5 Target Areas (Maps 6, 7)

Located immediately northwest of Miller Lake, this target area was selected to test the possible strike extension of mineralization discovered on the southwest shore of Miller Lake (Figure 18.1). The local geology of the area consists of arkosic paragneiss, syenogranite and amphibolite which is consistent with the regional airborne magnetic high signature for the area.

In 2005, prospecting in the Miller Lake NE area resulted in several significant assays of up to 0.48% U308 and molybdenum values of 0.30% Mo. One assay from a calc-silicate boulder in the Synder 5 target area returned an assay of 0.35% U308 and 0.30% Mo.

This target area may be related to the stratigraphic boundary between psammopelites and arkosic granitic gneisses. Ground geophysical surveys accompanied by soil and MMI surveys are required to further define targets in this area prior to drillhole testing.

18.1.6

Hook Lake Zone Target Area (Maps 8, 9, 10)

The Hook Lake Zone is located adjacent to the Manitoba-Saskatchewan provincial boundary (Figure 18.1). In the early 1980’s Amax Canada Ltd. completed geological mapping, trenching, sampling, and limited diamond drilling (five holes) in the area.

The geology of the target area consists predominantly of two lithologies: 1) psammites associated with arkoses and calc-silicates, and 2) pelites which approximate the Middle Daly Lake Group of the Wollaston Supergroup. Psammites which appear pale yellowish-grey in color are composed of quartz, k-spar, albite, biotite, garnet, chlorite and oxides. In the northeastern part of the prospect area, psammites are associated with dark green, partially brecciated, fine grained, psammitic calc-silicates (plagioclase and diopside) wherein plagioclase is partially altered to clay minerals and calcite. Pegmatitic syenogranites are intimately associated with arkosic rocks, whereas veins and pods of pegmatitic granite are composed of k-spar, quartz, albite, ±muscovite, ±epidote and clay alteration products. Pale white clay alteration of feldspars (albitization) and minor epidote are also sporadically present as alteration products throughout the prospect area.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

The structural geology of the Hook Lake Zone is dominated by overturned north-northeasterly plunging, isoclinal folds with axial surfaces that dip steeply towards the northwest.  The cores of anticlines are dominated by psammites, arkoses and calc-silicates, whilst the cores of synclines are dominated by pelites.

To date, CanAlaska has carried out geological mapping, prospecting, soil sampling and minor channel sampling in the target area. The work encountered grab samples from boulders of up to 3.59% U308 and 2.69% Mo and channel assays of up to 0.15% U308. Ground geophysical surveys (e.g. gravity, resistivity) are recommended in this prospect area to define targets for drillhole testing.

18.1.7

Snyder 7 Target Area (Map 10)

The Snyder 7 target is located northeast along strike of the Hook Lake Zone. Lithologies in this area include pelite, semi-pelite, leucogranite, arkose, arkosic gneiss, syenogranite, psammite and calc-silicate rocks. Both leucogranites and syenogranites appear coarse grained to pegmatitic and show relatively high concentrations of incompatible trace elements such as Ba, Be, P, LREE and HREE. In contrast, epidote bearing, granoblastic syenogranites are particularly thorium-rich. Psammites in the area characteristically show very low levels of sulphide mineralization, with a relatively high Ni-Co-Zn content relative to uranium.

The results of prospecting in this target area to date have resulted in fairly low uranium values (maximum value: 0.27% U308), although there are several areas within the prospect where additional follow-up prospecting is likely required.

18.1.8

Snyder 13 Target Area (Maps 11, 12, 13)

The Snyder 13 target encompasses a series of elongated, narrow, northeasterly trending lakes which extend from Snyder Lake, southwest across the Manitoba–Saskatchewan provincial boundary to Hara Lake in Saskatchewan (Figure 18.1). The Snyder 13 target evolved as a result of prospecting at Hara 5 in Saskatchewan and the possibility that lakes in the area represent a major northeast trending fault system composed of several imbricate fault splays which constitute the Maguire Lake trend. Historically, several highly anomalous lake sediment samples are seen along this trend with values of up to 532.3 ppm uranium.

The structural geology of the Snyder 13 target area is seen to be comprised of a number of overturned isoclinal folds with axial planes plunging steeply towards the southeast. On the eastern side of Maguire Lake the main lithologies are pelite and white granite, whereas on the western side of the lake a major fault has resulted in a chaotic mixture of psammites, calc-silicates, arkosic calc-silicates, arkoses and pelites which are exposed in an overturned fold. Mapping further suggests a narrow overturned anticline cored by psammitic gneiss with the flanks of the structure sheared adjacent to the adjoining unit of psammopelitic gneiss. The anticline which has been termed the Maguire Lake Structure (MLS) by CanAlaska is clearly recognizable in airborne geophysical coverage as a narrow, continuous mag high feature between Maguire and Kilpatrick lakes.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

On the peninsula in Maguire Lake, arkosic and psammitic calc-silicates locally grade into tonalite and pegmatitic monzonites composed of extensively clay altered feldspar, quartz and sparse biotite. Prospecting in the area during 2005 discovered uranium mineralization in an arkosic calc-silicate outcrop of up to 9.51% U308, with thorium values of up to 0.23%, molybdenum values up to 0.43%, and anomalous selenium, tellurium and barium values in nearby boulders and grab samples (MacLachlan et al., 2006b).

In 2006 and 2007, CanAlaska completed detailed follow-up exploration in the target area involving prospecting, geological mapping, lake sediment sampling and two airborne surveys.  Of the 298 prospecting samples collected, 80 were submitted for assay.

The prospecting encountered anomalous uranium values in a variety of different rock types: arkosic calc-silicate: 1.73% (sample JR176), syenogranite: 1.26% U308 (sample: JR121), syenite: 0.72% U308 (sample RSW005), pink pegmatite: 0.42% U308 (sample RH507), mafic poor calc-silicate: 0.69% U308 (sample OM243), tonalite: 0.55% U308 (sample CM027) and psammite: 0.49% U308 (sample GM269). The average uranium value of 80 samples submitted for assay was 1.09% U308. LREE values were seen to range from 15 ppm to 8,070 ppm, with an average of 577 ppm. HREE values ranged from 17 ppm to 10,873 ppm and averaged 389 ppm. A pitchblende pebble in overburden returned an assay of 66.3% U308 (sample JR176b).

Ground geophysical surveys are required in the target area to further define the Maguire Lake Structure and prioritize targets for drillhole testing.

18.1.9

U/Th 1 Target Area (Maps 14, 15, 16, 17)

The U/Th 1 target area occupies a broad area, approximately 12 km long x 3.5 km wide within the Grevstad licence immediately north of the Calc-Silicate 3 target (Figure 18.1). The initial impetus for work in the area was the discovery of the source of a large lake sediment anomaly which had yielded values of up to 100.4 ppm uranium. Denison Mines Ltd. had carried out prospecting in the southwest portion of the target area in the past, whereas United Siscoe was active in the northeastern portion of the region during the late 1970’s.

Mapping undertaken by CanAlaska Uranium during the period 2005-2007 indicates the U/Th 1 target occupies the hinge of a large fold that strikes northeast-southwest across the region. The hinge zone consists of middle Wollaston Supergroup metasediments (psammopelite, pelite, calc-silicate) which have been intruded by late stage, Hudsonian tonalite and monzanite. The distribution of outcrops in the area is further controlled by a late stage northeast-southwest fault which truncates an earlier west-southwesterly striking fault.

CanAlaska’s initial prospecting in the target area during 2005 resulted in assays of up to 0.55% U308, U/Th ratios of 4 to 20, and U/Pb ratios of 3 to 5. Most of the anomalous boulders were noted to have either a granodiorite or a quartz monzonite composition. At the Ruby Showing two discontinuous quartz-monzonite dykes which were identical to boulders sampled in the vicinity, returned scintollometer readings of up to 4000 cps.

Among the highlights of 220 prospecting samples from the U/Th1 target area are uranium values in float of up to 4.27% with an overall average of 0.17% uranium for all samples. LREE values for prospecting samples are seen to range from 8.9 to 10,424 ppm, with an average of 921 ppm. HREE values range from 13 to 1,974 ppm, with an average of 171 ppm. The prospecting was augmented by C horizon (675 samples) and MMI soil sampling (676 samples), as well as two airborne surveys. The soil geochemistry indicated a maximum value of 118.4 ppm uranium and a mean threshold value of 3.05 ppm uranium. Elements exhibiting a close correlation with uranium are Cu, Mo, Cd, Fe, Ca, La, Ba and S. The MMI sampling indicated a similarly robust series of anomalies, with the 31% of all samples exhibiting a uranium response ratio 2-5 times greater than background levels.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Additional follow-up work is warranted in the U/Th 1 target area. Ground geophysics across various sub-targets in the anomaly area are recommended in order to clarify and prioritize targets prior to drillhole testing.

18.1.10  U/Th 2 Target Area (Map 18)

Located immediately south of the Snyder 13 target, the U/Th 2 target was initially investigated in order to explain the presence of a regional uranium/thorium lake sediment anomaly (Figure 18.1). The local geology of the target area consists of calc-silicates, monzanites, pelites and some arkoses. Mapping indicates the distribution of calc-silicate rocks describes a fold whose axial plane strikes variously east-northeasterly and south-southeasterly. A similar structure is recognized in the Snyder 13 target area where a southeast-northwest structure appears to crosscut both targets.

Prospecting in 2005 indicated several anomalous uranium values from float samples of up to 1.66% U308 with associated anomalous thorium (2.16%), copper (0.23%) and nickel (277 ppm) values.

Additional prospecting, combined soil, MMI and radon gas emission surveys, augmented by detailed geological mapping are required to advance the U/Th 2 target to the drillhole stage of investigations.

18.2

Discussion of Exploration Results

Exploration conducted in the Northwest Manitoba project area by CanAlaska Uranium between 2005 and 2007 consisting of lake sediment sampling, radiometric prospecting, geological mapping, outcrop washing and channel sampling in twenty-four target areas has identified no less than ten anomalous areas (>0.20% U308) which require some sort of detailed follow-up work.

Of the 1,837 rock samples submitted for assay from the property to date, 30% returned values greater than 0.20% U308, with individual assays of up to 66.3% U308 from uraninite pebbles in overburden, 6.49% U308 from arkosic boulders in the Snyder 4 target area, and 0.79% U308 in outcrop in the Calc-Silicate 3 target area.

C horizon and MMI soil sampling across several targets (1,783 and 1,410 samples respectively) returned highly anomalous values up to 118 ppm uranium and demonstrate a close correlation with Th, Y and rare earth elements.

Mapping and sampling indicate no less than four different host rocks for uranium mineralization on the property:

• targets such as the Calc-Silicate 3 and Snyder 13 prospects where uranium mineralization is associated with calc-silicate, leucocratic tonalite and monzonitic rocks with limited alteration;

• targets such as the U/Th1 and Grevstad 1 and 2 and Snyder 17 prospects were mineralization is associated with pegmatitic tonalite and pelite;

• targets where uranium mineralization is associated with arkosic gneisses: i.e. Snyder 4, NE-Miller Lake, SW-Miller Lake; and,

• targets associated with amphibolite, pelite and leucocratic granites (Grevstad 3 and north Grevstad 2 prospects).

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

The work to date further indicates that mineralization in the Northwest Manitoba property area is frequently associated with structures such as folds, shear zones and faults. The recognition of the Maguire Lake Structure which is mapped as a narrow, overturned anticline that accommodates a structurally complex transition zone, is considered a potential first order host for economic uranium mineralization on the property.

18.3

Adequacy of Data and Reliability

In its exploration on the Northwest Manitoba property, CanAlaska has consistently performed its work within industry standards. Written procedures for lake bottom sediment sampling and other geochemical surveys were correctly implemented and undertaken in a consistent, methodical manner by field personnel. The current documentation of the geology of the project area by means of airborne geophysical surveys and follow-up geological mapping in areas of specific interest provides an acceptable basis for the geological interpretation of the prospect area.

In the author’s opinion, the procedures employed by the project team during sampling, shipping, sample security, analytical procedures and the validation of various analytical techniques comply with industry standard practices. The results of the internal lab cross- checks of various assay techniques and the confirmation of results with duplicate samples also meet industry standards. An addition level of validation and verification of assay data is provided by scintillometer readings on samples in the field which provide a corollary to, and a high level of confidence in, the sample data obtained by analytical assay.

19.0

RECOMMENDATIONS (form 43-101 F1 item 23)

Based on the results of exploration to date, four targets in the Northwest Manitoba project area listed in Table 19.0 presently require drill testing. Six additional targets require further follow-up investigations involving detailed prospecting, soil sampling, geological mapping, and/or ground geophysical surveys as needed. Continued prospecting and geological mapping is also strongly recommended in areas characterized by high uranium values in lake sediments as well as in favorable structural settings where the possibility of crosscutting structures exists.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Table 19.0: Summary of Proposed Exploration – Northwest Manitoba Property Area.

Target Area	Priority 1: Target Requiring Drillhole Testing	Priority 2: Targets Requiring Additional Field Work
Calc-Silicate 3	ground geophysics to define drillhole targets
Snyder 1		ground geophysics pending results of additional mapping and prospecting
Snyder 4	ground geophysics to define drillhole targets
Snyder 4 Extension		evaluate structural geological setting of target and applicability of ground geophysics
NE Miller Lake / Snyder 2, 5		combined ground geophysics, soil/MMI sampling, detailed prospecting
Hook Lake		combined ground geophysics, soil/MMI sampling, detailed prospecting
Snyder 7		detailed prospecting, ground geophysical surveys
Synder 13	ground geophysics to define drillhole targets
U/Th 1	ground geophysics to define drillhole targets
U/Th 2		combined ground geophysics, soil/MMI sampling, detailed prospecting

Extension of the 2006 Terraquest airborne survey to the remainder of the property must also be considered. Additional VTEM surveys would also be beneficial, especially along strike of the Maguire Structural Zone, between blocks 1 and 2, and southwest of block 4 in the existing airborne geophysical coverage (Figure 9.2.3).

A detailed understanding of the regional ice-flow history is an important aspect of exploration in glaciated terrains. A previous study of the Quaternary geology in the project area (Stea, 2007) determined that subglacial meltwater processes may play an important role in defining areas of potential ore-bearing bedrock. Additional mapping of the surficial geology and a study of known boulder trains in the project area by a Quaternary specialist is recommended in order to trace their sources and assist in the definition of drill targets.

19.1

Proposed Exploration of the Northwest Manitoba Property Area

As summarized in Table 19.1, a three phase program is proposed to advance exploration on the Northwest Manitoba property from the current grassroots stage of investigations to drillhole defined intercepts of potential economic mineralization.

Phase 1

Phase 1 of the proposed exploration will require infill of existing airborne mag and VTEM surveys (3,400 line-km and 1,800 line-km, respectively), followed by a summer field program involving prospecting, mapping, and infill geochemical survey (soil and radon gas emission surveys) in the vicinity of ten anomalies targeted by the initial phase of diamond-drill hole testing. It is recommended that additional field work be undertaken in the vicinity of underexplored targets elsewhere on the property in order to advance these targets to the drill ready stage during Phase 2 of the exploration program.

Preparatory to NQ diamond drilling of specific anomalies, linecutting, and ground geophysical surveys (mag/EM, gravity and IP/resistivity surveys) will be required to prioritize targets in order to optimize the success of the drilling. Owing to the absence of road infrastructure in the area, helicopter supported drilling will be required. It is recommended that each target be tested by a minimum of five coreholes, with 12,500 m of drilling anticipated during this initial phase of diamond-drill hole testing. The anticipated cost for the Phase 1 exploration is $8.75 M.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Table 19.1: Budget for Proposed Exploration – Northwest Manitoba Property Area.

Phase 1
Work Description	Quantity	Unit Cost*	Total Cost
infill airborne mag and radiometric surveys: MEL’s 166B, 247B	3,400 line-km	$50/line-km	$170,000
infill VTEM survey between existing survey blocks 2-3 and 3-4	1,800 line km	$250/line-km	$450,000
linecutting on 10 targets (50 m spaced gridlines)	350 line km	$1,000/line-km	$350,000
ground mag/EM surveys on existing + new targets	350 line-km	$250/line-km	$87,500
gravity surveys (25 m stations)	2,500 stations	$100/station	$250,000
investigation of boulder trains by Quaternary specialist	1 study		$55,000
IP/resistivity surveys	150/line-km	$6,000/line-km	$900,000
prospecting (10 targets)	400 mandays	$1,200/manday	$480,000
geological mapping: regional and detailed prospect scale	200 mandays	$1,200/manday	$240,000
soil geochemistry, MMI soil sampling	1,000 samples	$100/sample	$100,000
initial pass NQ diamond drilling on 10 targets: 50 drillholes	12,500 m	$350/m	$4,375,000
assays (prospecting + drilling), physical properties measurements	2,500 samples	$45/sample	$112,500
	15% contingency		$1,135,500
	Phase 1 total		$8,750,500
Phase 2
Work Description	Quantity	Unit Cost*	Total Cost
linecutting: infill grid on existing and twelve new targets	300 line-km	$1,000 line-km	$300,000
ground mag/EM surveys on existing + new targets	300 line-km	250 line-km	$75,000
gravity surveys (25 m stations)	1,200 stations	$100 station	$120,000
IP/resistivity surveys on twelve second pass targets	100 line-km	$6,000/line-km	$600,000
prospecting on new targets	250 mandays	$1,200/manday	$300,000
geological mapping (regional and detailed prospect scale)	100 mandays	$1,200 manday	$120,000
initial pass NQ drilling on twelve Phase 2 targets: 60 DH	15,000 m	$350/m	$5,250,000
second pass NQ drilling on three Phase 1 targets: 40 DH	12,000 m	$350/m	$4,200,000
assays (prospecting + drilling), physical properties measurements	4,000 samples	$45/sample	$180,000
	15% contingency		$1,671,750
	Phase 2 total		$12,816,750
Phase 3
Work Description	Quantity	Unit Cost*	Total Cost
infill NQ diamond drilling on four best Phase 1 and 2 targets	17,000 m	$350/m	$5,950,000
assays: drilling + physical properties measurements	1,900 samples	$45/sample	$85,500
baseline environmental studies	1 study		$150,000
preliminary metallurgical testing, deposit modeling	1 study		$70,000
	15% contingency		$938,325
	Phase 3 total		$7,193,825
	Total: Phases 1, 2 and 3		$28,716,075

* all costs inclusive of camp, fixed wing and helicopter support

Phase 2

Phase 2 exploration in the Northwest Manitoba property area will consist of  additional ground geophysical surveys (mag/VLF, IP, gravity) to identify new targets not tested during the initial phase of drilling, followed by drillhole testing of up to twelve new targets (60 DH: 15,000 m). Phase 2 exploration will also encompass follow-up drilling on targets from the initial round of drilling which demonstrate potential for economic uranium mineralization (40 DH: 12,000 m). The budgeted cost for Phase 2 investigations is $12.8M.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Phase 3

The third phase of exploration on the property will focus on infill drilling of the four best targets identified during the Phase 1 and 2 investigations on the property. It is recommended the Phase 3 work provide for a minimum of 17,000 m of corehole drilling in addition to baseline environmental studies and preliminary metallurgical testing and deposit modelling.

20.0

REFERENCES (form 43-101 F1 item 23)

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CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Davison, W.L., 1963:

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Holman, P.B., 1977:

Airborne Radioactivity Maps and Profile, Manitoba, Geological Survey of Canada Open File 449, 7 maps, 1:50,000 scale.

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CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Matile, G.L.D., 2006:

Surficial Geological Investigations in the Kasmere–Putahow Lakes Area, Northwestern Manitoba (parts of NTS 64N/10, 11, 14 and 15); in Report of Activities 2006, Manitoba Science, Technology, Energy and Mines, Manitoba Geological Survey, pp. 148–154.

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U3O8 Method Summary, Saskatchewan Research Council Geoanalytical Laboratories, 2 p.

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Ecoregions of Saskatchewan; Centre for Land and Biological Resources Research, Research Branch, Ag. Agri-Food Canada poster.

Peterson, T.D., van Breemen, O., Sandeman, H.A. and Cousens, B., 2002:

Proterozoic (1.85–1.75 Ga) Igneous Suites of the Western Churchill Province: Granitoid and Ultrapotassic Magmatism in a Reworked Archean Hinterland, Precambrian Research, v. 119,

pp. 73–100.

Prest, V.K., 1984:

The Late Wisconsin Glacier Complex, in P.J. Fulton (ed.), Quaternary Stratigraphy of Canada – a Canadian Contribution to the IGCP Project 24, Geological Survey of Canada Paper 84-10 pp. 22-36. Map 1584A: 1:5,000,000 scale.

Russell, G.A., 1953:

A Geological Reconnaissance of the Wolverine and Caribou Rivers, Manitoba Mines Branch Publication 52-2, 32 p.

Ruzicka, V., 1996:

Unconformity-Associated  Uranium in O.R. Eckstand, W.D. Sinclair and R.I. Thorpe eds., Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada, No. 8, pp.197-210.

Schledewitz, D.C.P., 1977:

The Seal River Area, Manitoba, Manitoba Department of Mines Open File Report 77-3. 41 p.

Schreiner, B.T., 1984:

Quaternary Geology of the Precambrian Shield, Saskatchewan, Sask. Energy Mines, Report 221, 106 p.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Soonawala, N.M., 1980:

Helicopter-Scintillometer and Lake Sediment Surveys, Kasmere–Munroe Lakes Area, Northwest Manitoba; Manitoba Mineral Resources Division, Economic Geology Report ER80-2, 35 p.

Stockwell, C, H., 1928:

Reindeer Lake Area, Saskatchewan and Manitoba, Geological Survey of Canada Summary Report, 1928, Part B, pp. 46-72.

Taylor, F.C., 1958:

Shethanei Lake, Manitoba, Geological Survey of Canada Paper 58-7, Map 5-1958, 11 p.

Tyrell, J.B. and Dowling, D.B., 1896:

Report on the Country Between Athabasca Lake and Churchill River with Notes on Two Routes Travelled Between the Churchill and Saskatchewan Rivers, Geological Survey of Canada Annual Report 1895, Vol. 8, Part D, 120 p.

Tyrell, J. B., 1897:

Report on the Dubawnt, Kazan and Ferguson Rivers and the Northwest Coast of Hudson Bay; and on Two Overland Routes from Hudson Bay to Lake Winnipeg, Geological Survey of Canada, Summary Report 1896, Volume IX, Part F.

Weber, W., Schledewitz, D.C.P., Lamb, C.F. and Thomas, K.A., 1975:

Geology of the Kasmere Lake–Whiskey Jack Lake (North Half) Area (Kasmere Project), Manitoba Department of Mines, Mineral Resources Division, Geological Services Branch, Publication 74-2, 163 p.

Yeo, G. and Delaney, G., 2007:

The Wollaston Supergroup, Stratigraphy and Metallogeny of a Paleoproterozoic Wilson Cycle in the Trans-Hudson Orogen, Saskatchewan. Geological Survey of Canada Bulletin 588, pp. 89-117.

Internal Reports

Hamilton, T., 2006:

Petrographic Report for 39 Samples from the NE Wollaston Project, internal report for CanAlaska Ventures Ltd., April 30, 2006, 9 p.

Hennie, R. and Schimann, K., 2009:

Summary Report on the Northeast Wollaston Project, Northwest Manitoba and Northeast Saskatchewan, internal report for CanAlaska Uranium Ltd., October 2009, 44 p.

MacLachlan, B.A. and Newson, R., 2006a:

Report on Lake Bottom Sediment Sampling on the Snyder, Hara, Grevstad and Charcoal Lakes Properties, North East Project, internal report for CanAlaska Ventures, January 31, 2006, 21p.

MacLachlan, B.A., Rubiolo, D.G. and Schimann, K., 2006b:

Report on Geological Mapping, Prospecting and Soil Sampling on the Snyder, Hara, Grevstad, and Charcoal Lakes Properties, North East Wollaston Project, internal report for CanAlaksa Ventures Limited, October 2006, 47 p.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

MacLachlan, B.A., Rubiolo, D.G., Ferguson, M. and Schimann, K., 2007:

Report on the 2006 Exploration Program on the Snyder, Grevstad, Layton, Hara, and Charcoal Lakes Properties, North East Wollaston Project, Northwest Manitoba and Northeast Saskatchewan, internal report for CanAlaska Uranium Ltd., February 2007, 66 p.

MacLachlan, B.A., Hennie, R., Rubiolo, D.G., Schimann, K. and Camier, J., 2008:

Report on the 2007 Exploration Program on the Snyder, Grevstad, Layton, Hara, and Charcoal Lakes Properties, North East Wollaston Project Northwest Manitoba and Northeast Saskatchewan, internal report for CanAlaska Uranium Ltd., March 2008, 66 p.

McCready, A.J. and Annesley, I.J., 2006:

Radioelement-Rich Mineral Phase Study: SEM/Petrographic Study of Three Samples from the Wollaston Belt, Saskatchewan, SRC Publication No. 10401-6C06, confidential report for CanAlaska Ventures Ltd., March 2006, 11 p.

Mysyk, K., 2007:

Petrographic Analysis of Twenty-Eight Rocks Samples, NWL Project, Northern Saskatchewan, internal report for CanAlaska Uranium Ltd., November 23, 2007, 54 p.

Mysyk, K., 2008:

Petrographic Analysis of Forty Samples, NWL Project 2006, Northern Saskatchewan, internal report for CanAlaska Uranium Ltd., February 4, 2008, 59 p.

Stea, R., 2007:

Glacial features of the CanAlaska Claim Groups, Saskatchewan/Manitoba, internal report for CanAlaska Uranium Ltd., August 30 2007, 15 p.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Dates and Signature Page

Name of Report:

TECHNICAL REPORT ON THE GEOLOGY OF, AND RESULTS FROM, THE NORTHWEST MANITOBA PROJECT

Commissioned by:

CanAlaska Uranium Ltd.

SIGNED

November 16, 2010

“R.W. Avery”

Date:

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Certificate of Qualified Person

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Ronald William Avery

103 - 2730 Main Street, Saskatoon, Saskatchewan, S7H 0M3

Certificate of Author

I, Ronald William Avery, P. Geo., as author of this report, titled “Technical Report on the Geology of, and Results From, the Northwest Manitoba Property”, prepared for CanAlaska Uranium Ltd. and dated November 12, 2010, do hereby certify that:

1.

I am a consulting geologist employed by Greenstone Geological Consulting Ltd. located at 103 - 2730 Main Street, Saskatoon, Saskatchewan, Canada.

2.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of Saskatchewan (member number 9782). I am a registered Professional Geologist with APEGS with additional Permission to Consult.

3.

I am a graduate of Queen’s University at Kingston, Ontario with combined B.Sc. Honours degrees in Physical Geography (1987) and Geology (1988).

4.

I have practiced my profession continuously since graduation in 1988, and have been involved in mineral exploration in Canada, the United States, Myanmar, Indonesia and the Philippines.

5.

I am president of Greenstone Geological Consulting Ltd., a geological consulting firm incorporated in the Province of Saskatchewan.

6.  As a result of my experience and qualification, I am a qualified person as defined in N.I. 43-101.

7.

I am independent of the issuer applying the test set out in section 1.4 of N.I. 43-101.

8.

The foregoing report is based on:

• my personal knowledge of the geology of the property gained through ongoing study of historical exploration data and current property data supplied to me by CanAlaska Uranium Ltd.

• a site visit to the Northwest Manitoba property on October 1, 2010 in order to assess the geology and exploration undertaken by CanAlaska Uranium Ltd. on its property during the period 2005-2007.

9.

I have read N.I. 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with both.

10.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

11.

I am responsible for the preparation of Sections 1 to 20 of this report.

Dated at Saskatoon, Saskatchewan, this 16th day of November, 2010.

SIGNED

“R.W. Avery”

(signed and sealed)

R.W. Avery, B.A., B.Sc., P. Geo

Greenstone Geological Consulting Ltd.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Appendix 1: Northwest Manitoba Project – Claims Status

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Regional Geology & Structure
Outcrop Location
Paleoproterozoic
Trans-Hudson Orogeny
13 - Amphibolite, gabbro
17 - Leucotonalite
19 - Syenogranite
22 - Granodiorite, monzonite, monzodiorite
Intrusive contacts
Wollaston Supergroup (2075 - 1900 Ma)
12 - Arkose
12a - Arkosic calc-silicate
10a - Psammitic calc-silicate
8c - Marble
8b - Calc-Silicate (mafic poor)
8a - Calc-Silicate (mafic rich)
7 - Pelite
7q - Quartzite
10 - Psammite
Archean / Paleoproterozoic ?
5a - Amphibolitic arkose
5b - Arkosic paragneiss
5c - Psammitic paragneiss
Unconformity
Archean (2820 - 2565 Ma)
3 - Granite gneiss, tonalite gneiss, amphibolite gneiss
Regional Structure
Inferred Fault
Anticline
Inferred Anticline
Inferred Overturned Anticline
Syncline
Inferred Syncline
Eskers
0 2.5 5 7.5 10
Kilometers
Scale 1:80,000
NWT
NU
Athabasca Basin
AB
SK
MB
CanAlaska Uranium Ltd.
NW Manitoba
Property Geology
NAD 83, UTM Zone 13 NTS 64K, 64L, 64M, 64N
Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.
Map Drafted by Brian King, CanAlaska Uranium Ltd. January 2007.
Map Edited by Ana Sirbu, CanAlaska Uranium Ltd. December 2010
Map 1

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°45'0"W
684000
685000
6591000
6590000
7
10
CC045, 3000, 0.02, 0, 0.03
CC046, 3500, 0.03, 0, 0.01
GM200, 4000, 0.13, 0, 0.03
GM202, 9000, 0.06, 0, 0.02
DC351, 1600, 0.09, 0, 0.01
GM201, 4000, 0.07, 0, 0.02
GM203, 8000, 0.41, 0, 0.02
GM199, 3000, 0.05, 0, 0.02
CC039, 2000, 0.02, 0, 0.03
DC293, 2000, 0.08, 0, 0
DC292, 2000, 0.09, 0, 0.02
DC281, 1200, 0.04, 0, 0.03
CC038, 1200, 0.12, 0, 0.02
DC285, 6000, 0.05, 0, 0.05
RSW033, 1000, 0.03, 0, 0.01
RSW032, 3500, 0.24, 0, 0.12
DC286, 2000, 0.27, 0, 0.03
CM055, 3500, 0.23, 0, 0.09
CM054, 3500, 0.16, 0, 0.11
DC284, 2000, 0.11, 0, 0.03
MF095, 2000, 0.11, 0, 0.03
RSW034, 1500, 0.03, 0, 0.01
OM222, 2000, 0.1, 0, 0.02
DC349, 3000, 0.08, 0, 0.01
DC348, 3000, 0.01, 0, 0.03
CC044, 2200, 0.12, 0, 0.01
DC289, 2000, 0.05, 0, 0.01
MF096, 2000, 0.03, 0, 0.01
RSW035, 1000, 0.08, 0, 0.02
DC291, 3000, 0.1, 0, 0.01
CC041, 7000, 0.13, 0, 0.01
MF097, 7000, 0.02, 0, 0.01
RSW036, 450, 0.08, 0, 0.02
OM225, 2200, 0.12, 0, 0.02
CC043, 3500, 0.05, 0, 0
DC347, 2000, 0.07, 0, 0.03
RD133, 1400, 0.02, 0, 0
DC355, 5000, 0.39, 0, 0.02
DC288, 7000, 0.18, 0, 0.04
MF098, 2500, 0.02, 0, 0.02
DC287, 2500, 0.08, 0, 0.02
CC040, 950, 0.08, 0, 0.01
RSW037, 6500, 0.02, 0, 0.04
RSW038, 3000, 0.24, 0, 0.05
OM223, 3000, 0.12, 0, 0.01
RD162, 3500, 0.04, 0, 0.01
RD158, 3500, 0.06, 0, 0.01
RD159, 1400, 0.06, 0, 0.01
RD161, 4500, 0.11, 0, 0.02
RD157, 7000, 0.02, 0, 0.01
RD155, 1300, 0.23, 0, 0.01
RD160, 2200, 0.06, 0, 0
RD156, 8000, 0.08, 0, 0.01
RD153, 3500, 0.01, 0, 0
RD154, 6200, 0.18, 0, 0.01
DC356, 6000, 0.06, 0, 0.01
RD163, 6000, 0.18, 0, 0.02
RD164, 5000, 0.1, 0, 0
RD165, 6000, 0.08, 0, 0.02
RD166, 4000, 0.04, 0, 0.01
RD167, 2000, 0.09, 0, 0
RD168, 6000, 0.09, 0, 0.03
RD169, 3500, 0.01, 0, 0
RD148, 1800, 0.03, 0, 0.01
RD150, 1800, 0.02, 0, 0
RD149, 2000, 0.05, 0, 0.01
RD146, 2800, 0.15, 0, 0.02
RD152, 2000, 0.04, 0, 0
RD145, 4000, 0.44, 0, 0.06
RD143, 2000, 0.04, 0, 0.01
RD142, 1400, 0.06, 0, 0.01
RD138, 1300, 0.02, 0, 0
RD137, 4200, 0.14, 0, 0.02
RD139, 9000, 0.29, 0.01, 0.04
RD140, 4500, 0.3, 0, 0.05
RD141, 1500, 0.01, 0, 0.01
RD136, 2300, 0.04, 0, 0.01
RD135, 2300, 0.06, 0, 0.01
DC357, 5000, 0.21, 0, 0.01

102°30'0"W
102°0'0"W
101°30'0"W
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 10 - Psammite
- 7 - Pelite
- Inferred Fault
- ▲ 2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × 2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
- ▼ 2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- + 2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 100 200 300 400 500
Meters

CanAlaska Uranium Ltd.

NW Manitoba

U_Th 1 (East) Target Area

NAD 83, UTM Zone 13 NTS 64N **Scale 1:5,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps. ***Map 17***

Drafted by Brian King. CanAlaska Uranium Ltd. 2007./ Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

682000
683000
DC435, , , ,
CC036, 2500, 0.02, 0, 0
OM216, 1500, 0.13, 0, 0.03
OM217, 500, 0.12, 0, 0.01
MF099, 9000, 0.24, 0, 0.01
OM218, 9000, 0.11, 0, 0.02
CC151, 2500, 0.08, 0, 0.01
7
MF100, 6000, 0.19, 0, 0.02
OM215, 6000, 0.31, 0, 0.03
CC035, 1800, 0.11, 0, 0.02
CC034, 1800, 0.03, 0, 0.02
DC433, 6000, 0.22, 0, 0.06
MF103, 2500, 0.07, 0, 0.01
DC278, 2500, 0.15, 0, 0.01
MF102, 6000, 0.12, 0, 0.02
RSW041, 2400, 0.15, 0, 0.04
DC277, 6000, 0.2, 0, 0.03
CM048, 2400, 0.18, 0, 0.03
CM047, 4500, 0.11, 0, 0.03
RSW040, 1500, 0.13, 0, 0.04
CC032, 5000, 0.2, 0, 0.04
RSW039, 5300, 0.15, 0, 0.03
JR158, 4900, 0.3, 0, 0.05
OM213, 2000, 0.11, 0, 0.01
OM214, 3000, 0.09, 0, 0.01
MF101, 3000, 0.01, 0, 0.01
10
OM211, 2000, 0.06, 0, 0.01
OM212, 4000, 0.76, 0, 0.03
DC276, 2000, 0.06, 0, 0.02
DC275, 2500, 0.06, 0, 0.04
DC273, 3000, 0.05, 0, 0.07
CM043, 2000, 0.15, 0, 0.03
DC271, 2000, 0.1, 0, 0.01
DC274, 2500, 0.09, 0, 0.02
CM045, 2100, 0.01, 0, 0.01
RH535, 3200, 0.04, 0, 0.01
RH537, 2800, 0.02, 0, 0.01
RH539, 5200, 0.1, 0, 0.01
RH538, 2800, 0.02, 0, 0
DC267, 5000, 0.59, 0, 0.05
7
59°24'0"N
DC265, 3500, 0.6, 0, 0.09
DC266, 3000, 0.09, 0, 0.06
DC264, 2500, 0.07, 0, 0
CM040, 4000, 0.31, 0, 0.05
CM039, 4500, 1, 0, 0.11
JR155, 5000, 0.31, 0, 0.03
CC028, 4000, 0.73, 0, 0.06

102°30'0"W
102°0'0"W
101°30'0"W
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 7 - Pelite
- 10 - Psammite
- Inferred Fault
- ▲ 2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × 2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
- ▼ 2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- + 2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 100 200 300 400 500
Meters

CanAlaska Uranium Ltd.

NW Manitoba

U_Th 1 (West) Target Area

NAD 83, UTM Zone 13 NTS 64N **Scale 1:5,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.

Map 16

Drafted by Brian King. CanAlaska Uranium Ltd. 2007./Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°48'0"W
101°45'0"W
681000
682000
683000
684000
685000
59°25'30"N
59°24'0"N
5b
5c
7
10
8a
8b
12a
DC284, 2000, 0.11, 0, 0.03
DC285, 6000, 0.05, 0, 0.05
DC286, 2000, 0.27, 0, 0.03
MF095, 2000, 0.11, 0, 0.03
OM222, 2000, 0.1, 0, 0.02
RSW032, 3500, 0.24, 0, 0.12
RSW033, 1000, 0.03, 0, 0.01
RSW034, 1500, 0.03, 0, 0.01
CM054, 3500, 0.16, 0, 0.11
CM055, 3500, 0.23, 0, 0.09
CC045, 3000, 0.02, 0, 0.03
CC046, 3500, 0.03, 0, 0.01
GM200, 4000, 0.13, 0, 0.03
GM202, 9000, 0.06, 0, 0.02
DC351, 1600, 0.09, 0, 0.01
GM203, 8000, 0.41, 0, 0.02
GM201, 4000, 0.07, 0, 0.02
GM199, 3000, 0.05, 0, 0.02
CC039, 2000, 0.02, 0, 0.03
DC293, 2000, 0.08, 0, 0
DC292, 2000, 0.09, 0, 0.02
DC289, 2000, 0.05, 0, 0.01
MF096, 2000, 0.03, 0, 0.01
RSW035, 1000, 0.08, 0, 0.02
RSW036, 450, 0.08, 0, 0.02
OM225, 2200, 0.12, 0, 0.02
CC041, 7000, 0.13, 0, 0.01
MF097, 7000, 0.02, 0, 0.01
CC043, 3500, 0.05, 0, 0
DC355, 5000, 0.39, 0, 0.02
DC288, 7000, 0.18, 0, 0.04
CC044, 2200, 0.12, 0, 0.01
DC349, 3000, 0.08, 0, 0.01
DC348, 3000, 0.01, 0, 0.03
DC291, 3000, 0.1, 0, 0.01
DC347, 2000, 0.07, 0, 0.03
RD133, 1400, 0.02, 0, 0
DC287, 2500, 0.06, 0, 0.02
MF098, 2500, 0.02, 0, 0.02
RSW037, 6500, 0.02, 0, 0.04
OM223, 3000, 0.12, 0, 0.01
RSW038, 3000, 0.24, 0, 0.05
CC040, 950, 0.08, 0, 0.01
DC356, 6000, 0.06, 0, 0.01
GM287, 3500, 0.12, 0, 0.05
DC281, 1200, 0.04, 0, 0.03
CC038, 1200, 0.12, 0, 0.02
DC435, , ,
CC036, 2500, 0.02, 0, 0
OM216, 1500, 0.13, 0, 0.03
OM217, 500, 0.12, 0, 0.01
MF099, 9000, 0.24, 0, 0.01
OM218, 9000, 0.11, 0, 0.02
CC151, 2500, 0.08, 0, 0.01
MF100, 6000, 0.19, 0, 0.02
OM215, 6000, 0.31, 0, 0.03
CC035, 1800, 0.11, 0, 0.02
CC149, 6000, 0.21, 0, 0.03
DC434, 9000, 0.15, 0, 0.02
GM286, 7000, 0.22, 0, 0.02
DC433, 6000, 0.22, 0, 0.06
CC034, 1800, 0.03, 0, 0.02
DC357, 5000, 0.21, 0, 0.01
GM285, 5000, 0.64, 0, 0.07
DC428, 3400, 0.24, 0, 0.04
GM281, 10000, 0.42, 0, 0.09
CC148, 3500, 0.33, 0, 0.08
GM282, 3500, 0.03, 0, 0.01
DC432, 2200, 0.07, 0, 0.01
CC147, 600, 0.07, 0, 0.06
CC146, 6000, 0.11, 0, 0.02
DC429, 4000, 0.11, 0, 0.04
JR158, 4900, 0.3, 0, 0.05
RSW039, 5300, 0.15, 0, 0.03
OM213, 2000, 0.11, 0, 0.01
MF101, 3000, 0.01, 0, 0.01
OM214, 3000, 0.09, 0, 0.01
OM211, 2000, 0.06, 0, 0.01
OM212, 4000, 0.76, 0, 0.03
GM280, 6000, 0.19, 0, 0.01
GM293, 3000, 0.06, 0, 0.06
GM283, 3500, 0.12, 0, 0.04
DC430, 2400, 0.04, 0, 0.01
DC431, 3400, 0.07, 0, 0.02
GM279, 8000, 0.22, 0, 0.02
CM047, 4500, 0.11, 0, 0.03
CM048, 2400, 0.18, 0, 0.03
DC277, 6000, 0.2, 0, 0.03
DC278, 2500, 0.15, 0, 0.01
MF102, 6000, 0.12, 0, 0.02
MF103, 2500, 0.07, 0, 0.01
RSW040, 1500, 0.13, 0, 0.04
RSW041, 2400, 0.15, 0, 0.04
CC032, 5000, 0.2, 0, 0.04
DC276, 2000, 0.06, 0, 0.02
DC275, 2500, 0.06, 0, 0.04
CM043, 2000, 0.15, 0, 0.03
DC273, 3000, 0.05, 0, 0.07
DC271, 2000, 0.1, 0, 0.01
DC274, 2500, 0.09, 0, 0.02
CM045, 2100, 0.01, 0, 0.01
RH535, 3200, 0.04, 0, 0.01
RH537, 2800, 0.02, 0, 0.01
RH539, 5200, 0.1, 0, 0.01
RH538, 2800, 0.02, 0, 0
CC153, 3000, 0.01, 0, 0.04
CC154, 8000, 0.08, 0, 0.02
GM292, 6000, 0.16, 0, 0.03
DC440, 3000, 0.06, 0, 0.01
DC439, 2400, 0.01, 0, 0.01
DC436, 5000, 0.19, 0, 0.05
DC438, 3000, 0.06, 0, 0.02
DC437, 6200, 0.25, 0, 0.03
GM290, 3000, 0.17, 0, 0.05
GM289, 6500, 0.22, 0, 0.09
GM291, 12000, 0.91, 0, 0
DC267, 5000, 0.59, 0, 0.05
DC264, 2500, 0.07, 0, 0
DC265, 3500, 0.6, 0, 0.09
DC266, 3000, 0.09, 0, 0.06
CM040, 4000, 0.31, 0, 0.05
JR155, 5000, 0.31, 0, 0.03
CM039, 4500, 1, 0, 0.11
CC028, 4000, 0.73, 0, 0.06
RD135, 2300, 0.06, 0, 0.01
RD136, 2300, 0.04, 0, 0.01
RD137, 4200, 0.14, 0, 0.02
RD138, 1300, 0.02, 0, 0
RD139, 9000, 0.29, 0.01, 0.04
RD140, 4500, 0.3, 0, 0.05
RD141, 1500, 0.01, 0, 0.01
RD142, 1400, 0.06, 0, 0.01
RD143, 2000, 0.04, 0, 0.01
RD145, 4000, 0.44, 0, 0.06
RD146, 2800, 0.15, 0, 0.02
RD148, 1800, 0.03, 0, 0.01
RD149, 2000, 0.05, 0, 0.01
RD150, 1800, 0.02, 0, 0
RD152, 2000, 0.04, 0, 0
RD153, 3500, 0.01, 0, 0
RD154, 6200, 0.18, 0, 0.01
RD155, 1300, 0.23, 0, 0.01
RD156, 8000, 0.08, 0, 0.01
RD157, 7000, 0.02, 0, 0.01
RD158, 3500, 0.06, 0, 0.01
RD159, 1400, 0.06, 0, 0.01
RD160, 2200, 0.06, 0, 0
RD161, 4500, 0.11, 0, 0.02
RD162, 3500, 0.04, 0, 0.01
RD163, 6000, 0.18, 0, 0.02
RD164, 5000, 0.1, 0, 0
RD165, 6000, 0.08, 0, 0.02
RD166, 4000, 0.04, 0, 0.01
RD167, 2000, 0.09, 0, 0
RD168, 6000, 0.09, 0, 0.03
RD169, 3500, 0.01, 0, 0
DC263, 3000, 0.21, 0, 0.05
RD104, 3000, 0.24, 0, 0.03
DC262, 12000, 0.16, 0, 0.01
DR226, 12000, 0.04, 0, 0
DC261, 2400, 0.17, 0, 0.02
DR227, 3500, 0.04, 0, 0.01
CC027, 3500, 0.44, 0, 0.28
DR229, 3500, 0, 0, 0
DC260, 3500, 0.22, 0, 0.05
DR228, 1500, 0.02, 0, 0.01
DC259, 1500, 0.22, 0, 0.03
CC025, 7000, 0.53, 0.04, 0.06
RH524, 7000, 0.13, 0.02, 0.04
RH525, 3500, 0.11, 0, 0.03
CC024, 1700, 0.05, 0, 0.02
DC257, 2800, 0.06, 0, 0.01
DC099, 12500, 11.07, ,0.26
DC100, 6000, 1.89, ,0.14
CC015, 5000, 56.6, 0.16, 2.58
DC097, 5000, 0.06, ,0.02
GM101, 5000, 0.11, ,0.03
DC095, 2500, 0.29, ,0.06
DC096, 2000, 0.07, ,0.01
DC247, 8000, 0.93, 0, 0.27
DM088, 50, , ,
DM089, 50, , ,
DM090, 5000, 0.05, ,0.02
DM091, 1200, 0.01, ,0.01
RWM591, , , ,
RWM592, , , ,
RH516, 1100, 0.21, 0, 0.03
DC246, 3000, 0.22, 0, 0.02
DC103, 1500, 0.07, ,0.04
DM092b 5000, ,0.48, ,0.14
DM092, 5000, 0.46, ,0.11
GM100, 3200, 0.13, ,0.04
RWM588, 2000, , ,
RWM589, 3000, 0.02, ,0.01
RWM590, 1400, 0.01, ,
OM208, 3000, 0.4, 0, 0.05
RH523, 3500, 0.04, 0, 0.01
DC255, 3500, 0.01, 0, 0.01
OM207, 4500, 0.09, 0, 0.02
RD103, 4500, 0.05, 0, 0.01
OM209, 5000, 0.16, 0, 0.04
RH521, 6000, 0.24, 0, 0.02
RH522, 5000, 0.04, 0, 0
GM091, 2000, 0.15, ,0.01
GM092, 2000, 0.12, ,0.03
CC016, 600, 0.17, 0, 0.02
DC094, 2500, 0.15, ,0.03
DM086, 1000, 0.07, ,0.03
GM098, 3000, 0.08,0.01,0.01
GM099, 3000, 0.01, ,
GM097, 3000, 0.2, ,0.02
GM096, 3800, 0.02, ,0.02
DM084, 2000, 0.08, ,
DM085, 3000, 0.11, ,0.01
RH520, 1500, 0.04, 0, 0.03
OM203, 1500, 0.08, 0, 0.1
JR147, 3300, 0.4, 0, 0.13
RD102, 3300, 0.06, 0, 0.02
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
Legend
12a - Arkosic Calc-Silicate
10 - Psammite
8c - Marble
8b - Calc-Silicate (mafic-poor)
8a - Calc-Silicate (mafic-rich)
7 - Pelite
5c - Psammitic Paragneiss
5b - Arkosic Paragneiss
Inferred Fault
Inferred Anticycline
Jointing
Jointing (vertical)
Foliation, Gneissosity
2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0 0.3 0.6 0.9 1.2 1.5
Kilometers
CanAlaska Uranium Ltd.
NW Manitoba
U_Th 1 (North) Target Area
NAD 83, UTM Zone 13 NTS 64N
Scale 1:15,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.
Map 15
Drafted by Brian King. CanAlaska Uranium Ltd. 2007./Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°51'0"W
101°48'0"W
679000
680000
681000
682000
683000
59°22'30"N
59°21'0"N
DC257, 2800, 0.06, 0, 0.01
OM208, 3000, 0.4, 0, 0.05
OM207, 4500, 0.09, 0, 0.02
DC255, 3500, 0.01, 0, 0.01
RH523, 3500, 0.04, 0, 0.01
RD103, 4500, 0.05, 0, 0.01
RH522, 5000, 0.04, 0, 0
OM209, 5000, 0.16, 0, 0.04
RH521, 6000, 0.24, 0, 0.02
GM091, 2000, 0.15, ,0.01
GM092, 2000, 0.12, ,0.03
8a
8b
DM084, 2000, 0.08, ,
DM085, 3000, 0.11, ,0.01
RH520, 1500, 0.04, 0, 0.03
OM203, 1500, 0.08, 0, 0.1
RD098, 3900, 0.17, 0, 0.01
JR147, 3300, 0.4, 0, 0.13
RD102, 3300, 0.06, 0, 0.02
CC019, 5000, 0.55, 0, 0.04
RH519, 5000, 0.16, 0, 0.01
CC018, 1200, 0.04, 0, 0.02
DC250, 2000, 0.04, 0, 0
RD099, 1000, 0.03, 0, 0.01
RD100, 1500, 0.02, 0, 0.02
DC251, 1500, 0.01, 0, 0.03
10
GM095, 3000, 0.26, ,0.02
CB021, 3400, 0.05, 0, 0.01
DC249, 2200, 0.09, 0, 0.01
10
DC093, 4000, 0.09, ,0.01
DC109, 2500, 0.08, ,0.02
GM113, 6000, 0.14, ,0.02
GM312, 3500, 0.19, 0, 0.02
GM313, 4000, 0.03, 0, 0.01
GM314, 7000, 0.33, 0, 0.08
GM315, 6000, 0.1, 0, 0.02
JR214, 3200, 0.08, 0, 0.02
DC108, 4000, 0.17, ,0.01
GM112, 100, , ,
5c
CC170, 5000, 0.14, 0, 0.01
DM031, 2500, 0.02, ,0.01
OM271, 5000, 0.25, 0, 0.02
OM270, 11000, 4.27, 0, 0.18
JR211, 2200, 0.17, 0, 0.02
JR212, 2300, 0.09, 0, 0.02
NM003, 500, , ,0.01
JR210, 1600, 0.02, 0, 0.01
OM269, 4000, 0.03, 0, 0.02
WM071, 3000, 0.1, ,0.05
JR006, 1100, 0.02, ,
12
JR002, 1200, , ,
WM026, 15000, 1.54, ,0.03
WM028, 7000, 0.88, ,0.02
WM027, 15000, 1.14, ,0.02
7
8b
JR206, 3900, 0.2, 0, 0.02
GM002, 1400, 0.03, ,
GM214, 2800, 0.01, 0, 0.01
85
DC360, 2000, 0.05, 0, 0.01
JR001, 3500, 0.25, ,0.04
GM005, 2000, , ,0.04
OM267, 4500, 0.17, 0, 0.02
OM266, 1300, 0.13, 0, 0.01
JR207, 2300, 0.22, 0, 0.04
GM208, 2200, 0.06, 0, 0.01
GM209, 200, 0, 0, 0
DC361, 3000, 0.06, 0, 0.02
JR003, 3100, 0.01, ,0.01
GM006, 300, , ,
JR217, 3200, 0.02, 0, 0.21
JR216, 3850, 0.08, 0, 0.02
7
DC363, 4000, 0.17, 0, 0.03

Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 12 - Arkose
- 10 - Psammite
- 8b - Calc-Silicate (mafic-poor)
- 8a - Calc-Silicate (mafic-rich)
- 7 - Pelite
- 5c - Psammitic Paragneiss
- Inferred Fault
- Inferred Anticline
- Jointing
- ▲ 2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × 2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
- ▼ 2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- + 2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 0.25 0.5 0.75 1 1.25 1.5
Kilometers

CanAlaska Uranium Ltd.

NW Manitoba

U_Th 1 (South) Target Area

NAD 83, UTM Zone 13 NTS 64N **Scale 1:15,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.

Map 14

Drafted by Brian King. CanAlaska Uranium Ltd. 2007 / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

Index Map
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Saskatchewan
Manitoba
Legend
12a - Arkosic Calc-Silicate
10 - Psammite
8b - Calc-Silicate (mafic-poor)
8a - Calc-Silicate (mafic-rich)
7 - Pelite
5c - Psammitic Paragneiss
5b - Arkosic Paragneiss
Jointing
Foliation
Foliation (vertical)
Veins
Bedding
Syncline
Overturned Syncline
Overturned Anticline
Sense of Movement
Inferred Fault
Inferred Anticline
Overturned Inferred Anticline
2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0 400 800 1,200 1,600 2,000
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Snyder 13 (South) Target Area
NAD 83, UTM Zone 13 NTS 64N
Scale 1:20,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.
Map 13
Drafted by Brian King, CanAlaska Uranium Ltd. 2007. / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010
102°0'0"W
101°57'0"W
101°54'0"W
59°15'0"N
59°13'30"N
59°12'0"N
DC205, 2000, 0.01, 0, 0.01
DC203, 3000, 0.1, 0.01, 0.04
GM302, , 0, 0, 0
CC163, 6000, 0.04, 0, 0.4
CC162, 2800, 0.06, 0.01, 0.01
CC161, 0, 0, 0, 0
OM238, 1500, 0.23, 0.03, 0.01
JR177, 4500, 0.17, 0, 0.02
CM005, 5000, 0.22, 0.02, 0.02
DC198, 3000, 0, 0, 0.14
DM146, 6000, 0.48, 0.46, 0.14
CM004, 3500, 0.12, 0, 0.06
OM237, 2000, 0.13, 0, 0.01
OM239, 2500, 0.27, 0, 0.09
OM235, 5000, 0.33, 0, 0.04
CM007, 5000, 0.1, 0, 0.03
GM310, 3500, 0.09, 0, 0.01
CM006, 2100, 0.16, 0, 0.07
JR176 b, 15000, 66.27, 0.34, 0.12
JR176, 15000, 2.04, 0, 0.01
DC195, 11000, 0.23, 0, 0.33
OM165, 5000, 0.33, 0, 0.01
DC417, 12000, 0, 0, 0
DM142, 2000, 0.17, 0, 0.03
OM164, 2500, 0.1, 0, 0.04
GM270, 12000, 0.46, 0.19, 0.07
GM269, 12000, 0.58, 0.29, 0.12
CC138, 4500, 0, 0, 0.01
DC192, 3000, 0.25, 0, 0.01
GM186, 6000, 9.52, ,0.13
DC184, 8000, 0.38, ,0.08
OM243, 12000, 0.81, 0.07, 0.07
DC059, 2400, 0.09, , 0.01

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°45'0"W
101°42'0"W
101°39'0"W
685000
686000
687000
688000
689000
690000
691000
59°19'30"N
59°18'0"N
59°16'30"N
10
JR187, 2200, 0.22, 0, 0.02
DC138, 1200, , ,0.01
DC137, 1500, 0.02, ,
DC136, 150, , ,
DC149, 1500, 0.08, ,0.03
DC150, 3500, 0.24, ,0.06
DC147, 2000, 0.13, ,0.08
DC148, 3000, 0.06, ,0.02
DM123, 2000, 0.11, ,0.05
DM122, 1500, 0.18, ,0.02
DM121, 1500, 0.11, ,0.01
GM150, 4300, 0.13, ,0.02
GM149, 2800, 0.12, ,0.12
17
8a
8b
GM137, 400, , ,
DM125, , , ,
DC134, 1200, 0.08, ,0.07
DC230, 2000, 0.04, 0, 0.01
DM106, 5000, 0.34, ,
DC131, 3000, , ,0.36
BM030
DM110, 2000, 0.04, ,0.03
DM111, 3000, 0.06, ,0.05
DM108, 100, , ,
DM107, 13000, 1.32, ,2.16
DM109, 2000, 0.11, ,0.07
DC133, 2000, 0.12, ,0.08
DC132, 1250, , ,
DC127, 1500, 0.08, ,0.03
DM103, 60, , ,
DC130, 6000, 0.13, ,
DM104, 3000, , ,
DM116, 1500, 0.04, ,0.04
DM105, , 0.13, ,0.03
CC005, 1800, 0.14, 0, 0.02
GM152, 1500, 0.01, ,0.05
DC231, 1400, 0.06, 0, 0.02
DC151, 750, , ,0.03
CM022, 4000, 0.12, 0, 0.1
DM102, , , ,
DM101, , , ,
DC125, 3000, 0.06, ,0.04
DC124, , , ,
DM098, 100, , ,
DC120, 2000, , ,
DM097, 100, , ,
12
DM100, 50, 0.01, ,
TR010, 7000, 0.38, 0, 0.05
DC144, 2000, 0.01, ,0.02
DC145, 200, , ,0.01
GM145, 2000, 0.42, ,0.23
GM146, 3000, , ,
DM118, 1500, 0.02, ,0.01
DM119, 300, 0.01, ,
DC143, 1500, 0.01, ,0.05
JR245, 6000, 0.25, 0.17, 0.03
TR009, 2200, 0.12, 0.23, 0.01
GM147, 5000, 0.13, ,0.23
DM120, 1500, 0.05, ,0.01
7q
TR007, 4200, 0.01, 0, 0.29
7
DC119, 1250, 0.04, ,
CM018, 1500, 0.42, 0, 0.1
DC223, 2000, 0.05, 0, 0.05
TR005, 1000, 0.06, 0.02, 0.01
DBM005, 3000, 0.01, 0, 0.2
DC227, 1200, 0.04, 0, 0.02
DOM007, 1000, 0.08, 0.01, 0.01
OM294, 5000, 0.21, 0.08, 0.04
DBM007, 4000, 0.15, 0, 0.02
DBM009, 15000, 1.88, 0.11, 0.13
DOM008, 4000, 0.05, 0.02, 0.04
DBM006, 10000, 0.29, 0.09, 0.05
OM295, 9000, 0.07, 0, 0.04
DOM009, 12000, 0.74, 0.07, 0.11
DBM008, 5000, 0.89, 0, 0.07

Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 17 - Leucotonalite
- 12 - Arkose
- 10 - Psammite
- 8b - Calc-Silicate (mafic-poor)
- 8a - Calc-Silicate (mafic-rich)
- 7 - Pelite
- 7q - Quartzite
- Inferred Fault
- Inferred Anticline
- Jointing
- Jointing (vertical)
- Foliation
- Syncline
- Overturned Anticline
- S Fold
- ▲ 2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × 2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
- ▼ 2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- + 2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 500 1,000 1,500 2,000
Meters

CanAlaska Uranium Ltd.

NW Manitoba

Snyder 13 (Northeast) Target Area

NAD 83, UTM Zone 13 NTS 64N **Scale 1:20,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.

Map 12

Drafted by Brian King. CanAlaska Uranium Ltd. 2007. / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°51'0"W
101°48'0"W
59°18'0"N
59°16'30"N
679000
680000
681000
682000
683000
684000
6579000
6578000
6577000
6576000
6575000
8a
7
5b
8b
10
5c
17
RSW054, 2000, 0.1, 0, 0.01
OM198, 2000, 0.14, 0, 0.04
OM199, 500, 0, 0, 0
OM197, 3500, 0.54, 0.01, 0.11
JR140, 3100, 0.43, 0, 0.03
CC009, 4000, 0.09, 0, 0.04
RH511, 4000, 0.18, 0, 0.01
RH512, 5000, 0.18, 0, 0.01
RH509, 3400, 0.33, 0, 0.03
RH507, 7500, 0.5, 0, 0.05
RH508, 4400, 0.23, 0, 0.02
DC141, 3000, 0.11,0.01,0.01
GM144, 4700, 0.17, ,0.04
DC130, 6000, 0.13, ,
DM105, , 0.13, ,0.03
DM104, 3000, , ,
DM116, 1500, 0.04, ,0.04
DM115, 1200, 0.02, 0.01,
GM143, 6000, 0.19, ,0.01
GM142, 15000, 1.66,0.01,0.05
DC140, 3000, 0.05, ,0.05
DC142, 1400, 0.04, ,0.01
GM141, 2500, 0.09, ,0.01
DM117, 3000, 0.1, ,0.01
DC139, 2000, 0.1, ,0.01
DM098, 100, , ,
DC120, 2000
DM127, , , ,
OM188, 3000, 0.47, 0, 0.16
OM190, 5000, 0.57, 0, 0.27
OM192, 2500, 0.04, 0, 0.06
DM097, 100, , ,
GM316, 3500, 0.1, 0, 0.01
CC011, 1200, 0.01, 0, 0.01
CC165, 2000, 0.06, 0, 0.01
CC164, 550, 0.02, 0, 0.01
GM177, 2000, 0.05, ,0.03
GM178, 2000, 0.06, ,0.05
DM135, 6000, 0.17, ,0.12
DC240, 1200, 0.07, 0, 0.01
DC242, 2000, 0.09, 0, 0.03
CM027, 2000, 0.65, 0, 0.12
DC241, 1500, 0.06, 0, 0.01
DM131, , , ,
DM130, , , ,
DM134, , , ,
DC119, 1250, 0.04, ,
CM018, 1500, 0.42, 0, 0.1
DC237, 4000, 0.21, 0, 0.02
DC243, 1000, 0.02, 0, 0.01
DC223, 2000, 0.05, 0, 0.05
GM305, 3000, 0.14, 0, 0.06
DM129, 2500, 0.06, ,0.01
DC213, 2000, 0.1, 0, 0.01
DM136, 15000, 0.66, ,0.09
DC214, 7000, 0.33, 0, 0.03
GM304, , 0, 0, 0
GM303, , 0, 0, 0
DC211, 2000, 0.03, 0, 0.01
DC234, 2000, 0.09, 0, 0.01
DC235, 3500, 0.19, 0, 0.02
DC236, 2000, 0.08, 0, 0.02
GM180, 1800, 0.04, ,
JR121, 8000, 1.49, 0, 0.15
DC172, 500, , ,0.14
DC171, 1200, , ,0.16
DC179, 2000, 0.19, ,0.12
DC173, 5000, 0.42, ,
DC174, 2500, 0.09, ,
DC175, 1500, 0.19, ,
DC178, 700, 0.04, ,0.05
DC177, 2000, 0.04, ,0.02
GM173, 1500, 0.08, ,0.04
GM172, 3500, 0.03, ,0.11
GM171, 1500, , ,0.01
GM170, 1500, 0.03, ,0.04
DM128, , , ,
DC168, 3500, 0.21, ,0.01
DC167, 5000, 0.1,0.01,
DC166, 2500, 0.5,0.43,0.06
DC165, 3000, 0.09, ,0.01
DC169, 6000, 0.35,0.03,0.03
DC218, 4800, 0.16, 0, 0.05
DC181, 2500, 0.21, ,0.03
DC164, 1200, 0.04, ,0.06
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
Legend
19 -Syenogranite Pegmatite
17 - Leucotonalite
12a - Arkosic Calc-Silicate
10 - Psammite
8b - Calc-Silicate (mafic-poor)
8a - Calc-Silicate (mafic-rich)
7 - Pelite
5c - Psammitic Paragneiss
5b - Arkosic Paragneiss
Inferred Fault
Inferred Anticycline
Inferred Overturned Anticline
Jointing
Jointing (vertical)
Foliation
Foliation (vertical)
Overturned Anticline
Veins
2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0
500
1,000
1,500
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Snyder 13 (North) and VD Mag1 Target Area
NAD 83, UTM Zone 13
NTS 64N
Scale 1:15,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.
Map 11
Drafted by Brian King, CanAlaska Uranium Ltd. 2007 / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°57'0"W
101°54'0"W
673000
674000
675000
676000
677000
59°5'0"N
59°4'30"N
5b
5c
7
8b
10
12
19
WM121, 100, , ,
WM112, 2000, 0.02, ,0.09
20
50
62
WM124, 3000, 0.27, ,
WM123, 1400, 0.15, ,
WM122, 1000, 0.12, ,
DM058, 300, 0.01, ,
DC032, 2000, 0.12,0.01,0.01
DC033, 1500, 0.15, ,0.03
OM062, 2000, 0.25, ,0.03
DC034, 1250, , ,0.12
OM060, 1500, 0.11,0.01,0.02
OM064, 1500, 0.1,0.04,
OM063, 5000, 0.01, ,0.22
AM008, 2000, , ,
AM009, 200, , ,
GM025, 100, , ,
DC030, 1200, 0.21,0.01,
DC029, 2000, 0.05, ,
JR029, 13000, 2.5,0.06,0.14
DC028, 1100, , ,0.05
DC031, 1500, 0.17,0.06,
WM058, 15000, 0.32,0.06,0.03
OM036, 7000, 0.77,0.17,0.07
WM059, 5000, 0.84,0.35,0.09
RD047, 7500, 0.41,0.19,0.04
WM056, 4000, 0.11,0.09,0.02
WM057, 9000, 0.57,0.17,0.05
DM022, 1500, 0.17,0.06,0.03
OM034, 6000, 0.33,0.14,0.04
GM055, 14000, 0.53,0.08,0.06
RWM577 10000, ,0.15,0.05,0.02
AM003, 7500, 0.37,0.18,0.1
AM004, 3000, 0.31,0.02,0.05
BM019, 1250, 0.79,0.23,0.25
DM023, 1000, 0.17,0.09,0.05
BM018, 600, 0.51,0.32,0.25
RWM574 10000, ,0.09,0.06,0.02
RWM575 5000, , ,0.01,
GM056, 4000, 0.26,0.03,0.02
RWM573 9000, ,0.12,0.02,0.02
RWM576 9000, ,0.04,0.02,0.01
OM035, 3000, 0.35,0.05,0.02
RD046, 1800, 0.35,0.1,0.03
DR020, 250, , ,
RWM579, , , ,
RWM578, , , ,
RWM581, , , ,
RWM580, , , ,
GM023, 1000, 0.2,0.16,0.04
GM031, 10000, 0.21,0.11,0.09
JR032, 3500, 0.26,0.26,0.08
JR031, 2200, , ,0.08
JR019, 2000, 0.06,1.4,0.03
JR020, 2000, 0.03,0.02,0.01
GM022, 2000, 4.54,1.93,1.3
WM089, 1500, ,0.02,0.21
WM092, 7500, , ,0.4
WM093, 6000, , ,0.12
RD045, 1200, , ,0.04
OM023, 3000, 0.21,0.09,0.01
GM035, 4000, 0.17,0.22,0.01
WM090, 3500, 0.31,0.17,0.04
65
70
Manitoba
Saskatchewan
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
Legend
19 -Syenogranite
12 - Arkose
8b - Calc-Silicate (mafic poor)
10 - Psammite
7 - Pelite
5c - Psammitic Paragneiss
5b - Arkosic Paragneiss
Jointing
Shearing
Bedding
Foliation, Gneissosity
Anticline
Overturned Anticline
Esker
Veins
Fault
Shear
Syncline
Overturned Syncline
Boulder (sample number, cps, U3O8 %, Mo %, Th %)
Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0 250 500 750 1,000 1,250 1,500
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Hook Lake (North) - Snyder 7 (South) Target Areas
NAD 83, UTM Zone 13 NTS 64N
Scale 1:15,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.
Map 10
Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd.
Edited by Ana Sirbu CanAlaska Urnium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°58'48"W
101°58'30"W
673000
673250
673500
59°4'12"N
59°4'3"N
59°3'54"N
7
7
7
7
7
5c
RWM579, , , ,
RWM578, , , ,
RWM581, , , ,
RWM580, , , ,
80
25
80
70
WM058, 15000, 0.32,0.06,0.03
OM036, 7000, 0.77,0.17,0.07
WM059, 5000, 0.84,0.35,0.09
RD047, 7500, 0.41,0.19,0.04
WM056, 4000, 0.11,0.09,0.02
WM057, 9000, 0.57,0.17,0.05
DM022, 1500, 0.17,0.06,0.03
OM034, 6000, 0.33,0.14,0.04
RWM577 10000, ,0.15,0.05,0.02
GM055, 14000, 0.53,0.08,0.06
DM023, 1000, 0.17,0.09,0.05
RD046, 1800, 0.35,0.1,0.03
DR020, 250, , ,
GM056, 4000, 0.26,0.03,0.02
RWM576 9000, ,0.04,0.02,0.01
RWM575 5000, , ,0.01,
AM003, 7500, 0.37,0.18,0.1
AM004, 3000, 0.31,0.02,0.05
BM018, 600, 0.51,0.32,0.25
BM019, 1250, 0.79,0.23,0.25
RWM573 9000, ,0.12,0.02,0.02
RWM574 10000, ,0.09,0.06,0.02
OM035, 3000, 0.35,0.05,0.02
RD045, 1200, , ,0.04
Manitoba
Saskatchewan
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
Legend
7 - Pelite
5c - Psammitic Paragneiss
Jointing
Jointing (vertical)
Veins
Foliation, Gneissosity
Shear
Boulder (sample number, cps, U3O8 %, Mo %, Th %)
Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0
50
100
150
200
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Hook Lake (West) Target Area
NAD 83, UTM Zone 13 NTS 64N
Scale 1:2,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.
Map 9
Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd. / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

102°0'0"W
101°59'24"W
101°58'48"W
59°3'36"N
672000
672250
672500
672750
673000
6550750
6550500
6550250
6550000
6549750
7
5c
OM023, 3000, 0.21,0.09,0.01
RD035, 833, 0.44,0.01,0.03
WM042, 7000, 0.77,0.04,0.07
RWM345 1200, ,0.11,0.02,0.02
RWM346 900, ,0.15,0.01,0.02
RWM325 417, ,0.55,0.01,0.05
WM043, 4000, 0.38,0.03,0.05
DM014, 6000, 0.29,0.09,0.05
DM015, 3000, 0.33,0.09,0.07
RWM344 800, ,0.15,0.06,0.04
GM052, 2000, , ,0.06
OM024, 14000, 0.42,0.85,0.11
WM046, 12000, 1.23,1.4,0.09
DM019, 5000, 0.25,0.02,0.01
WM045, 8000, 0.66,0.48,0.06
DM018, 6500, 1.37,0.06,0.08
DM016, 7500, 0.27,0.94,0.09
WM051, 11000, 1.49,0.29,0.11
OM028, 15000, 3.6,0.19,0.19
OM030, 5500, 2,0.2,0.15
JZ036, 2000, 0.01,0.02,
OM029, 5000, 0.93,0.27,0.09
WM050, 10000, 2.11,0.15,0.1
OM026, 14000, 1.44,1.46,0.13
DM017, 6000, 1.5,0.74,0.08
OM025, 7000, 0.41,0.41,0.05
WM047, 6500, 3.61,2.69,0.41
WM048, 4500, 0.58,0.41,0.05
GM048, 1000, , , 0.05
GM049, 2000, , ,0.07
WM044, 5000, 0.21,0.38,0.03
RD031, 1500, 0.2,1.03,0.08
RWM323, 750, , ,
RWM324, , , ,0.01,
DM024, 2500, 0.64,0.01,0.01
DM025, 2000, 0.58, ,0.01
OM038, 6000, 0.46,0.02,0.01
OM037, 7000, 0.68,0.27,0.06
WM052, 9000, 1.37,0.38,0.09
WM049, 14000, 0.07,0.54,0.05
WM060, 8000, 1.08,1.55,0.24
WM053, 5000, 0.55,0.01,0.04
GM054, 5000, 0.04,0.01,0.02
BM026, 3500, 0.06, ,0.03
WM061, 4000, 0.49,0.5,0.03
WM062, 4000, 0.65, ,0.06
WM063, 3000, 0.37, ,0.04
OM039, 3000, 0.38, ,0.04
DM026, 1000, 0.08, ,0.02
RWM321, 1000, 0.12, ,0.03
RD028, 4000, 0.42, ,0.05
RD029, 8000, 0.53, ,0.09
RWM320 1167, ,0.1,0.01,0.02
WM054, 12000, 0.71, ,0.09
WM055, 5000, 0.48, ,0.06
GM053, 9000, 0.61,1.31,0.22
DM021, 8000, 0.01, ,0.01
RD030, 5000, 0.4, ,0.08
RWM322, 417, 0.02, ,0.01
DA022, 500, 0.08, ,0.04
DM020, 6500, 0.11, ,0.03
DM027, 1500, 0.21, ,0.03
OM033, 5000, 0.37, ,0.03
OM032, 7000, 0.51, ,0.07
RD027, 1800, 0.16, ,0.02
OM031, 5000, 0.22, ,0.04
RD026, 550, 0.03, 0.01, 0.02
OM027, 10000, 0.07,0.17,0.05
65
65
88
80
70
78
55
45
45
35
40
85
35
85
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
102°30'0"W
102°0'0"W
101°30'0"W
Legend
7 - Pelite
5c - Psammitic Paragneiss
Bedding
Shearing
S Fold
Anticline
Jointing (vertical)
Foliation, Gneissosity
Foliation, Gneissosity (vertical)
Overturned Anticline
Overturned Syncline
Fault
Shear
Boulder (sample number, cps, U3O8 %, Mo %, Th %)
Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0
50
100
150
200
250
300
350
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Hook Lake (South) Target Area
NAD 83, UTM Zone 13 NTS 64N
Scale 1:3,500
Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.
Map 8
Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd. / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°57'0"W
101°55'30"W
675000
676000
677000
59°0'0"N
6545000
6544000
6543000
6542000
10
5b
RD025, 800, , ,0.02
DR089, 600, , ,
RD023, 800, , ,
RD024, 1200, , ,
OM058, 2000, , ,0.15
DC013, 1500, , ,0.05
DC024, 3000, ,0.02,0.05
DM046, 2500, ,0.05,0.1
DC027, 2000, , ,0.01
DM042, 3000, , ,0.02
DC014, 1500, ,0.05,0.12
DC018, 3500, , ,0.38
DM045, 1200, , ,0.49
DC017, 3500, ,0.01,0.38
DC015, 7500, ,0.02,0.12
DM044, 7000, ,0.01,0.1
DM047, 2000, ,0.03,0.11
OM055, 2000, , ,0.19
OM053, 3000, , ,0.21
OM054, 2000, ,0.02,0.05
KTK020 1700, ,0.02, ,0.04
DM043, 5000, 0.18, ,0.03
DC026, 2000, 0.03, ,0.02
DC016, 3500, 0.04, ,0.07
DC025, 3000, , ,0.12
JZ045, 3500, ,0.01,0.04
AM028, , , ,
AM029, 2500, ,0.02,0.05
AM030, 2000, 0.01,0.01,0.1
OM057, 1200, , ,0.03
RD022, 800, , ,0.05
KTK019 1700, ,0.11, ,
BM012, , 0.01, ,0.01
BM011, , , ,0.03
45
23
80
80
26
26
80

102°30'0"W
102°0'0"W
101°30'0"W
Manitoba
Saskatchewan
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 10 - Psammite
- 5b - Arkosic Paragneiss
- Jointing
- Anticline
- S Fold
- Shearing
- Bedding
- Z Fold
- Foliation, Gneissosity
- Fault
- Shear
- ▲ Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 250 500 750 1,000
Meters

CanAlaska Uranium Ltd.

NW Manitoba

Snyder 2 (North) Target Area

NAD 83, UTM Zone 13 NTS 64K, 64N

Scale 1:10,000

Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.

Map 7

Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd. / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

673000
101°58'30"W
674000
675000
101°57'0"W
676000
6542000
58°58'48"N
6541000
58°58'12"N
6540000
58°57'36"N
6539000
AM030, 2000, 0.01,0.01,0.1
RD022, 800, , ,0.05
KTK019 1700, ,0.11, ,
10
7
5b
5c
BM012, , 0.01, ,0.01
BM011, , , ,0.03
BM007, , , ,
RD009, 1300, , ,0.01
MF010, 1300, , ,0.03
MF006, 1200, , ,0.04
BM006, , 0.01,0.04,0.05
BM015, , , ,0.01
KTK035 1000, ,0.01, ,
RD052, 800, 0.04, ,0.05
MF005, 1900, 0.01,0.01,0.03
BM016, 300, 0.48, ,
RH255, 3333, 0.05,0.04,
24
84
RD007, 500, , ,0.02
RD008, 850, , ,0.05
RD006, 675, , ,0.02
GM068, 4000, 0.12, ,0.03
GM069, 2500, 0.06, ,0.01
GM089, 2000, 0.06, ,0.05
78
88
BM004, , , ,
WM029, 1700, 0.03, ,
RH256, 1300, 0.01, ,
WM031, 5000, 0.24,0.3,0.08

102°30'0"W
102°0'0"W
101°30'0"W
59°30'0"N
59°0'0"N
Manitoba
Saskatchewan
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 10 - Psammite
- 7 - Pelite
- 5c - Psammitic Paragneiss
- 5b - Arkosic Paragneiss

Foliation, Gneissosity — Fault
Bedding — Shear

▲ Boulder (sample number, cps, U3O8 %, Mo %, Th %)
× Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 250 500 750 1,000
Meters

CanAlaska Uranium Ltd.

NW Manitoba

Snyder 2 (South) / NE Miller Lake Target Areas

NAD 83, UTM Zone 13 NTS 64K — **Scale 1:10,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.

Map 6

Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd./Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°58'48"W
101°58'12"W
101°57'36"W
673000
673500
674000
674500
59°3'54"N
59°3'36"N
59°3'18"N
59°3'0"N
6551000
6550500
6550000
6549500
7
7
7
7
7
5c
19
19
12
GM023, 1000, 0.2,0.16,0.04
RD045, 1200, , ,0.04
WM089, 1500, ,0.02,0.21
JR019, 2000, 0.06,1.4,0.03
JR020, 2000, 0.03,0.02,0.01
GM035, 4000, 0.17,0.22,0.01
GM031, 10000, 0.21,0.11,0.09
WM090, 3500, 0.31,0.17,0.04
GM022, 2000, 4.54,1.93,1.3
JR032, 3500, 0.26,0.26,0.08
JR031, 2200, , ,0.08
JR021, 2000, 0.02,0.02,0.01
JR022, 2100, 0.25,0.15,0.04
WM094, 6000, 0.55,0.04,0.06
WM100, 20000, 6.5,4.59,0.45
GM026, 20000, 4.74,3.69,0.63
GM028, 3000, 0.08,0.57,0.04
GM029, 14000, 2.31,3.32,0.66
WM101, 4000, 0.42,1.13,0.07
WM102, 3500, 0.35,0.5,0.03
WM103, 6000, 2.69,0.21,0.17
JR028, 4000, 0.67,0.01,0.14
WM099, 20000, 1.96,3.86,0.23
JR027, 3850, ,0.01,0.1
WM097, 20000, 3.99,5.53,1.09
WM096, 9000, 4.01,3.62,0.54
JR023, 20000, 1.31,1.76,0.33
JR024, 20000, 1.18,1.56,0.19
JR025, 3500, 0.33,0.53,0.09
JR026, 3500, 0.85,1.28,0.23
WM095, 6500, 0.83,1.34,0.11
GM021, 20000, 0.65,1.68,1.52
WM105, 14000, 2.45,2.42,0.6
WM098, 20000, 2.89,2.8,0.33
GM020, 8000, 2.89,3.78,0.43
GM032, 4000, 0.57,0.44,0.06
GM033, 14000, 2.68,4.24,0.83
DM026, 1000, 0.08, ,0.02
WM106, 5000, 0.13,0.09,0.14
GM034, 4000, 0.11, ,0.03
WM108, 6500, 0.86,0.03,0.26
WM107, 5000, 0.45,0.55,0.18
WM087, 4000, 0.03,0.93,0.02
JR017, 9000, 0.14,0.72,0.03
JR016, 4100, 0.02,0.23,0.01
GM013, 5000, 0.05,0.05,0.01
GM014, 3000, 0.13,0.31,0.02

102°30'0"W
102°0'0"W
101°30'0"W
59°30'0"N
59°0'0"N
Manitoba
Saskatchewan
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map

Legend

- 19 - Syenogranite
- 12 - Arkose
- 7 - Pelite
- 5c - Psammitic Paragneiss
- Veins
- Fault
- ▲ Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 100 200 300 400 500
Meters

CanAlaska Uranium Ltd.

NW Manitoba

Snyder 4 Extension Target Area

NAD 83, UTM Zone 13 NTS 64N **Scale 1:5,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.

Map 5

Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd./Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°57'0"W
675000
101°56'30"W
675500
59°3'45"N
6551000
59°3'30"N
6550500
80
84
80
RSW043, 2000, 0.03, 0.02, 0.01
89
MF108, 3000, 0.01, 0.01, 0.01
RSW047, 2500, 0.06, 0.01, 0.01
WM092, 7500, , ,0.4
GM264, 2000, 0, 0, 0.32
DC413, 2000, 0, 0.01, 0.24
WM093, 6000, , ,0.12
GM265, 10500, 0.19, 0, 0.02
CC134, 2500, 0.04, 0, 0.03
25
65
75
17
5b
GM019, 3500, 0.01, ,
CC133, 4500, 0.36, 0, 0.01
5c
GM263, 6000, 0.71, 0, 0.06
Phoenix Showing
80
MF125, 2500, 0.05, 0.12, 0
MF122, 2500, 0.01, 0.01, 0
MF123, 1500, 0.07, 0.01, 0
MF124, 2000, 0.09, 0.02, 0
MF115, 2000, 0.03, 0.05, 0
RSW023, 1500, 0.02, 0.03, 0
MF116, 1500, 0.01, 0.04, 0
MF117, 1800, 0.01, 0.02, 0
RSW020, 6000, 0, 0.03, 0.01
5b
MF094, 1500, 0.13, 0.2, 0.04
MF118, 10000, 0.04, 0.07, 0.01
50
MF120, 1100, 0, 0, 0
MF121, 1200, 0, 0, 0
RSW031, 5000, 0.02, 0.05, 0.02
80
80
75
50
Scale 1:100
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
Legend
17 - Leucotonalite
5c - Psammitic Paragneiss
5b - Arkosic Paragneiss
Inferred Fault
Jointing
Foliation
Anticline
Overturned anticline
2006 Boulder (sample number, cps,U3O8 %, Mo %, Th %)
2006 Outcrop (sample number, cps,U3O8 %, Mo %, Th %)
2006 Channel Sample
0 50 100 150 200 250
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Snyder 4 (East) and Phoenix Showing
NAD 83, UTM Zone 13 NTS 64N
Scale 1:2,500
Geology compiled by Daniel Rubiolo using CanAlaska 2005
& 2006 field work, assessment report data, and government maps.
Map 4

Drafted by Brian King, CanAlaska Uranium Ltd. 2007/ Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

102°0'0"W
101°57'0"W
59°3'0"N
59°1'30"N
671000
672000
673000
674000
675000
676000
6551000
6550000
6549000
6548000
6547000
6546000
Hook Lake Zone
Snyder 4 Target Area
Island Zone
5b
5c
7
10
12
19
22
8a
RD045, 1200, , ,0.04
WM089, 1500, 0, 0.02, 0.21
WM092, 7500, , ,0.4
WM093, 6000, , ,0.12
WM101, 4000, 0.42, 1.13, 0.07
WM102, 3500, 0.35, 0.5, 0.03
WM103, 6000, 2.69, 0.21, 0.17
WM100, 20000, 6.5, 4.59, 0.45
JR028, 4000, 0.67, 0.01, 0.14
GM026, 20000, 4.74, 3.69, 0.63
GM028, 3000, 0.08, 0.57, 0.04
GM029, 14000, 2.31, 3.32, 0.66
GM019, 3500, 0.01, ,
JR019, 2000, 0.06, 1.4, 0.03
JR020, 2000, 0.03, 0.02, 0.01
GM022, 2000, 4.54, 1.93, 1.3
GM035, 4000, 0.17, 0.22, 0.01
JR021, 2000, 0.02, 0.02, 0.01
JR022, 2100, 0.25, 0.15, 0.04
WM094, 6000, 0.55, 0.04, 0.06
GM031, 10000, 0.21, 0.11, 0.09
JR032, 3500, 0.26, 0.26, 0.08
WM090, 3500, 0.31, 0.17, 0.04
JR031, 2200, 0, 0, 0.08
WM098, 20000, 2.89, 2.8, 0.33
WM097, 20000, 3.99, 5.53, 1.09
WM096, 9000, 4.01, 3.62, 0.54
JR023, 20000, 1.31, 1.76, 0.33
JR024, 20000, 1.18, 1.56, 0.19
JR026, 3500, 0.85, 1.28, 0.23
WM099, 20000, 1.96, 3.86, 0.23
JR027, 3850, 0, 0.01, 0.1
GM020, 8000, 2.89, 3.78, 0.43
GM032, 4000, 0.57, 0.44, 0.06
GM033, 14000, 2.68, 4.24, 0.83
GM021, 20000, 0.65, 1.68, 1.52
WM095, 6500, 0.83, 1.34, 0.11
WM105, 14000, 2.45, 2.42, 0.6
DA026, 750, , , 0.12
DA025, , , , 0.08
WM106, 5000, 0.13, 0.09, 0.14
JR025, 3500, 0.33, 0.53, 0.09
DA024, 750, , , 0.06
RD049, 1000, , , 0.1
RD050, 3000, , , 0.12
RD048, 1000, , , 0.15
GM034, 4000, 0.11, , 0.03
WM108, 6500, 0.86, 0.03, 0.26
WM107, 5000, 0.45, 0.55, 0.18
WM087, 4000, 0.03, 0.93, 0.02
JR017, 9000, 0.14, 0.72, 0.03
JR016, 4100, 0.02, 0.23, 0.01
GM013, 5000, 0.05, 0.05, 0.01
GM014, 3000, 0.13, 0.31, 0.02
JR015, 3100, 0.03, 0.01, 0.01
JR007, 1500, 0.11, , 0.01
AM027, 4000, 0.12, , 0.03
JR008, 1850, 0.07, , 0.01
WM076, 6000, 0.15, , 0.02
WM077, 6000, 0.47, 0.01, 0.06
JR009, 6000, 0.19, , 0.04
AM023, 4500, 0.01, ,
AM022, 18000, 0.05, , 0.01
AM021, 11000, 0.35, , 0.01
AM020, 8000, 0.05, , 0.01
AM019, 11000, 0.88, , 0.02
AM018, 2500, 0.02, ,
AM017, 6000, 0.01, ,
AM016, 10000, 0.01, ,
JZ044, 7000, 0.01, ,
AM015, 5000, 0.01, ,
AM014, 8000, 0.02, ,
AM013, 5000, 0.12, , 0.01
AM011, 4000, 0.02, , 0.01
AM010, 2000, 0.01, , 0.01
WM085, 10000, 0.15, 0.02, 0.08
WM086, 6000, 0.47, , 0.03
GM011, 2000, 0.03, 0.06, 0.01
WM082, 15000, 0.05, 0.48, 0.08
JR011, 3300, 0.02, ,
JR010, 5000, 0.05, 0.1, 0.06
WM081, 20000, 0.69, 0.01, 0.14
WM080, 3000, 0.63, 0.03, 0.07
JR013, 3900, 0.07, 0.02, 0.04
GM007, 2000, 0.04, , 0.02
WM083, 5500, 0.31, , 0.04
GM009, 4500, 0.26, 0.17, 0.04
BM023, 3000, 0.04, , 0.01
AM024, 2000, 0.02, , 0.01
AM025, 7000, 0.35, , 0.06
AM026, 4000, 0.07, , 0.02
GM008, 3000, 0.07, , 0.07
WM079, 2000, 0.17, 0.01, 0.02
WM078, 6500, 0.45, , 0.09
JR012, 6000, 0.24, 0.03, 0.05
WM084, 9000, 0.85, , 0.14
DM002, , , ,
DM003, 233, 0.02, , 0.02
NM001, 1500, 0.37, 0.01, 0.04
DM004, 200, 0.01, , 0.01
WM001, 10000, 0.34, 0.02, 0.01
WM002, 2500, 0.2, ,
WM003, 1000, 0.05, 0.05, 0.01
OM001, 1500, 0.07, 0.01, 0.01
WM005, 2000, 0.1, , 0.04
WM004, 1100, 0.12, , 0.01
WM006, 4000, 0.31, 0.03, 0.02
WM007, 2000, 0.01, 0.15, 0.01
WM008, 2000, 0.01, 0.01, 0.01
WM009, 5000, 0.08, 0.02, 0.01
OM002, 2200, 0.22, 0.13, 0.03
OM003, 6000, 0.11, 0.5, 0.03
OM004, 3500, 0.18, , 0.01
WM012, 1500, , , 0.04
WM010, 2000, 0.05, 0.03, 0.01
WM011, 4500, 0.39, 0.14, 0.11
GM126, 3000, 0.39, 0.18, 0.03
OM005, 1200, 0.1, 0.03, 0.02
DM006, 208, 0.01, ,
OM006, 2500, 0.09, 0.01, 0.02
DM007, 4500, 0.32, 0.05, 0.05
DM008, 250, 0.04, ,
OM007, 3500, 0.31, 0.13, 0.03
WM014, 6000, 0.16, 0.17, 0.03
WM013, 3000, 0.22, 0.07, 0.02
Manitoba
Saskatchewan
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
102°30'0"W
102°0'0"W
101°30'0"W
Index Map
Legend
22 - Quartz Monzonite
19 - Syenogranite
12 - Arkose
8a - Calc-Silicate (mafic-rich)
10 - Psammite
7 - Pelite
5c - Psammitic Paragneiss
5b - Arkosic Paragneiss
Jointing
Jointing (vertical)
Bedding
Foliation, Gneissosity
Foliation, Gneissosity (vertical)
Overturned Anticline
Overturned Syncline
Fault
Syncline
Overturned Syncline
Boulder (sample number, cps, U3O8 %, Mo %, Th %)
Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0 250 500 750 1,000 1,250 1,500
Meters
CanAlaska Uranium Ltd.
NW Manitoba
Hook Lake - Snyder 4 - Island Zone Target Areas
NAD 83, UTM Zone 13 NTS 64M, 64N
Scale 1:15,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.
Map 3
Drafted by Brian King. Copyright (c) 2006 CanAlaska Uranium Ltd./Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°45'0"W
684000
685000
6587000
6586000
59°22'30"N
10
12a
8b
8c
7
19
DC103, 1500, 0.07, ,0.04
DC099, 12500, 11.07, ,0.26
DC100, 6000, 1.89, ,0.14
CC015, 5000, 56.6, 0.16, 2.58
DM092b 5000, ,0.48, ,0.14
DM092, 5000, 0.46, ,0.11
RWM589, 3000, 0.02, ,0.01
GM101, 5000, 0.11, ,0.03
DC097, 5000, 0.06, ,0.02
DM090, 5000, 0.05, ,0.02
DM088, 50, , ,
RWM592, , , ,
DC096, 2000, 0.07, ,0.01
DM089, 50, , ,
DC095, 2500, 0.29, ,0.06
CC016, 600, 0.17, 0, 0.02
DC094, 2500, 0.15, ,0.03
DC247, 8000, 0.93, 0, 0.27
RWM591, , ,
RH516, 1100, 0.21, 0, 0.03
DC246, 3000, 0.22, 0, 0.02
DM086, 1000, 0.07, ,0.03
GM099, 3000, 0.01, ,
GM098, 3000, 0.08,0.01,0.01
GM097, 3000, 0.2, ,0.02
GM096, 3800, 0.02, ,0.02
DC085, 2500, 0.09, ,0.01
DC086, 1500, 0.05, ,
DC087, 5000, 0.13, ,0.11
RD082, 800, 0.01, ,
DC088, 2500, 0.02, ,0.02
DC084, 1500, 0.03, ,
DM081, 2000, 0.04, ,0.04

Manitoba
Saskatchewan
236B
247B
166B
MPP 1191
MPP 1192
Index Map

Legend

- 19 - Syenogranite
- 12a - Arkose, Calc-Silicate
- 10 - Psammite
- 8b - Calc-Silicate (mafic-poor)
- 8c - Marble
- 7 - Pelite
- Jointing
- Jointing (vertical)
- Foliation, Gneissosity
- Foliation, Gneissosity (vertical)
- Shear
- Veins
- ▲ 2006 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- × 2006 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
- ▼ 2005 Boulder (sample number, cps, U3O8 %, Mo %, Th %)
- + 2005 Outcrop (sample number, cps, U3O8 %, Mo %, Th %)

0 80 160 240 320 400
Meters

CanAlaska Uranium Ltd.

NW Manitoba

Calc-Silicate 3 / Snyder 1 Target Areas

NAD 83, UTM Zone 13 NTS 64N **Scale 1:4,000**

Geology compiled by Daniel Rubiolo using CanAlaska 2005 & 2006 field work, assessment report data, and government maps.

Map 2

Drafted by Brian King. CanAlaska Uranium Ltd. 2007/Edited by Ana Sirbu. CanAlaska Uranium Ltd. 2010.

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project

101°45'0"W
101°42'0"W
101°39'0"W
684000
686000
688000
690000
59°21'0"N
59°19'30"N
59°18'0"N
6682000
6680000
6678000
7
10
17
22
8b
8a
12
7q
DC138, 1200, , ,0.01
DC149, 1500, 0.08, ,0.03
DC150, 3500, 0.24, ,0.06
DC147, 2000, 0.13, ,0.08
DC148, 3000, 0.06, ,0.02
DM123, 2000, 0.11, ,0.05
DM122, 1500, 0.18, ,0.02
DM121, 1500, 0.11, ,0.01
GM150, 4300, 0.13, ,0.02
GM149, 2800, 0.12, ,0.12
DC137, 1500, 0.02, ,
DC136, 150, , ,
DC135, 5000, 0.14,0.01,0.02
DM125, , , ,
GM137, 400, , ,
DC134, 1200, 0.08, ,0.07
DC131, 3000, , ,0.36
DM106, 5000, 0.34, ,
BM030, , , ,
DM111, 3000, 0.06, ,0.05
DM110, 2000, 0.04, ,0.03
DM108, 100, , ,
DM107, 13000, 1.32, ,2.16
DM109, 2000, 0.11, ,0.07
DC133, 2000, 0.12, ,0.08
DC132, 1250, , ,
DC127, 1500, 0.08, ,0.03
DM103, 60, , ,
DC130, 6000, 0.13, ,
DM104, 3000, , ,
DM105, , 0.13, ,0.03
DM116, 1500, 0.04, ,0.04
DM115, 1200, 0.02,0.01,
DM098, 100, , ,
DC120, 2000, , ,
DM097, 100, , ,
DC119, 1250, 0.04, ,
GM152, 1500, 0.01, ,0.05
DC151, 750, , ,0.03
DC125, 3000, 0.06, ,0.04
DM102, , , ,
DM101, , , ,
DC124, , , ,
DM100, 50, 0.01, ,
DC145, 200, , ,0.01
DC144, 2000, 0.01, ,0.02
GM145, 2000, 0.42, ,0.23
GM146, 3000, , ,
DM118, 1500, 0.02, ,0.01
DM119, 300, 0.01, ,
DC143, 1500, 0.01, ,0.05
GM147, 5000, 0.13, ,0.23
DM120, 1500, 0.05, ,0.01
Saskatchewan
Manitoba
MEL 236B
MEL 247B
MEL 166B
MPP 1191
MPP 1192
Index Map
Legend
22 - Quartz Monzonite
17 -Leucotonalite
12 - Arkose
8b - Calc-Silicate (mafic poor)
8a - Calc-Silicate (mafic rich)
10 - Psammite
7q - Quartzite
7 - Pelite
Jointing (vertical)
Foliation, Gneissosity
Syncline
Overturned Anticline
Fault
Shear
Anticline
Boulder (sample number, cps, U3O8 %, Mo %, Th %)
Outcrop (sample number, cps, U3O8 %, Mo %, Th %)
0
500
1,000
1,500
2,000
Meters
CanAlaska Uranium Ltd.
NW Manitoba
U_Th 2 Target Area
NAD 83, UTM Zone 13
NTS 64N
Scale 1:20,000
Geology compiled by Daniel Rubiolo using CanAlaska 2005 field work, assessment report data, and government maps.
Map 18
Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd / Edited by Ana Sirbu CanAlaska Uranium Ltd. 2010

CanAlaska Uranium Ltd.

Geology and Results of the Northwest Manitoba Project